Prospectus Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-191742

SALEEN AUTOMOTIVE, INC.

10,656,000 Shares
Common Stock

This prospectus relates to the offer and sale from time to time of up to 10,656,000 shares of our common stock that are held by the stockholders named in the “Principal and Selling Stockholders” section of this prospectus. The prices at which the selling stockholders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares. We will bear all expenses of registration incurred in connection with this offering. The selling stockholders whose shares are being registered will bear all selling and other expenses.

Our common stock is quoted on the OTC Bulletin Board under the symbol “SLNN.” On November 4, 2013, the last reported sales price of our common stock on the OTC Bulletin Board was $0.43 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 8, 2013

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Table of contents

	Page		Page

Prospectus Summary	1	Directors, Executive Officers,
Risk Factors	6	Promoters and Control Persons	77
Forward-Looking Statements	31	Executive Compensation	81
Use of Proceeds	31	Principal and Selling Stockholders	84
Plan of Distribution	31	Certain Relationships and
Description of Registrant’s Securities	34	Related Transactions	89
Description of Business	38	Legal Matters	91
Description of Property	65	Experts	91
Legal Proceedings	65	Where You Can Find More
Market Price of and Dividends on		Information	92
the Registrant’s Common Equity		Index to Combined
and Related Stockholder Matters	66	Financial Statements	93
Management’s Discussion and		Index to Condensed Consolidated
Analysis of Financial Condition		Financial Statements	115
and Results of Operations	67

You should rely only on the information contained in this prospectus or any supplement. We have not authorized anyone to provide information that is different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Except as otherwise indicated, information in this prospectus reflects the reverse merger (recapitalization) that occurred on June 26, 2013 with Saleen Automotive, Inc. and SMS Signature Cars.

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prospectus summary

This summary highlights selected information contained in greater detail elsewhere in this prospectus. You should read the entire prospectus carefully before making an investment decision, including “Risk Factors” and the consolidated financial statements and the related notes. References in this prospectus to “we,” “us” and “our” refer to Saleen Automotive, Inc., a Nevada corporation, and our consolidated subsidiaries Saleen Automotive, Inc., a Florida corporation, and SMS Signature Cars, a California corporation.

Our Business

We design, develop, manufacture and sell high performance cars built from base chassis’ of Ford Mustangs, Chevrolet Camaros, and Dodge Challengers. We are a low volume specialist vehicle design, engineering and manufacturing company focusing on the mass customization (the process of customizing automobiles that are mass produced by the manufacturers (Ford, Chevrolet and Dodge)) of OEM American Sports Cars and the production of high performance USA-engineered racing cars. A high performance car is an automobile that is designed and constructed specifically for speed. The design and construction of a high performance car involves not only providing a capable power train but also providing the handling and braking systems to support it. Our Saleen-branded products include a complete line of upgraded muscle cars, high performance cars, automotive aftermarket specialty parts and lifestyle accessories. Muscle cars are any of a group of American-made 2-door sports coupes with powerful engines designed for high performance driving. We are also developing a supercar and hybrid and zero-emission vehicles for commercial applications and consumer markets.

Our Industry

The market for our products is highly competitive. Domestic United States auto sales are currently at their highest pace in over four years since the financial crisis hit. Our primary competition will come from other high-end cars, their manufacturing companies, and third-party companies that specialize in customization for these cars. These companies include Acura, Aston Martin, Audi, Ferrari, Ford GT, Lamborghini, Lexus, McLaren, and Porsche.

Our History and Contact Information

We were incorporated under the laws of the State of Nevada on June 24, 2011. We issued 5,000,000 shares of our common stock to our founder, Wesley E. Fry, at our inception in exchange for organizational costs incurred upon our incorporation. These services were valued at $5,000. Following our formation, we issued 1,000,000 shares of our common stock to Mr. Fry as consideration for the purchase of a business plan along with a client/customer list. The cost incurred by Mr. Fry for the business plan and professional services in preparing it was approximately $1,000, which is the value placed upon the shares issued to pay Mr. Fry.

On June 21, 2012, we completed an offering pursuant to a registration statement filed on Form S-1, pursuant to which we issued 2,000,000 shares of our common stock to 22 investors. The investors paid $0.01 per share for a combined investment of $20,000.

On November 30, 2012, Mr. Fry and W-Net Fund I, L.P. (“W-Net”), entered into a Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which (1) Mr. Fry sold to W-Net, and W-Net purchased from Mr. Fry, an aggregate of 6,000,000 shares of our common stock (the “Shares”), which Shares represented 75.0% of our then issued and outstanding shares of common stock, (2) Mr. Fry released our company from any and all existing claims, (3) Mr. Fry settled various liabilities of our company and (4) Mr. Fry indemnified W-Net and our company from liabilities arising out of any breach of any representation, warranty, covenant or obligation of Mr. Fry. The closing occurred on November 30, 2012. W-Net paid for the Shares with personal funds. Simultaneous with the closing W-Net sold to Verdad Telecom, Inc. (“Verdad”) 3,000,000 shares of our common stock.

From June 24, 2011 through June 26, 2013, we were a public “shell” company with nominal assets and nominal business operations.

On May 23, 2013, we entered into an Agreement and Plan of Merger (“Merger Agreement”) with, Saleen California Merger Corporation, our wholly-owned subsidiary, Saleen Florida Merger Corporation, our wholly-owned subsidiary, Saleen Automotive, Inc., a Florida corporation (“Saleen Automotive”), SMS Signature Cars, a California corporation (“SMS” and together with Saleen Automotive, the “Saleen Entities”) and Steve Saleen (“Saleen” and together with the Saleen Entities, the “Saleen Parties”). The closing (the “Closing”) of the transactions contemplated by the Merger Agreement (the “Merger”) occurred on June 26, 2013. At the Closing (a) Saleen California Merger Corporation was merged with and into SMS with SMS surviving as one of our wholly-owned subsidiaries; (b) Saleen Florida Merger Corporation was merged with and into Saleen Automotive with Saleen Automotive surviving as one of our wholly-owned subsidiaries; (c) holders of the outstanding capital stock of Saleen Automotive received an aggregate of 554,057 shares of our Super Voting Preferred Stock and holders of the outstanding capital stock of SMS received no consideration for their shares; and (d) approximately 93% of the beneficial ownership of our common stock (on a fully-diluted basis) was owned, collectively, by Saleen (including shares of our Super Voting Preferred Stock issued to Saleen pursuant to the Assignment and License Agreement discussed below) and the former holders of the outstanding capital stock of Saleen Automotive. As a result of the Merger we are solely engaged in the Saleen Entities’ business, Saleen Automotive’s officers became our officers and Saleen Automotive’s three directors became members of our five-member board of directors (which currently has two vacancies). The Merger was accounted for as a reverse merger (recapitalization) with the Saleen Entities deemed to be the accounting acquirers, and our company deemed to be the legal acquirer. As such, the financial statements included herewith reflect the historical activity of the Saleen Entities since their inception. All financial information in this document is that of our company and the Saleen Entities.

On May 23, 2013, we also entered into an Assignment and License Agreement (the “Assignment and License Agreement”) with Saleen pursuant to which Saleen agreed, as of the effective time of the Merger, to contribute certain intellectual property that relates to the “Saleen” brand name and related rights which are currently owned by him to us, license to us the right to use his image, signature, full name, voice, biographical materials, likeness, and goodwill associated with the “Saleen” brand, and assign to us all shares of the capital stock of SMS Retail – Corona, a California corporation, and Saleen Automotive Show Cars, Inc., a Michigan corporation. On June 21, 2013, we amended the Assignment and License Agreement to terminate the obligation to assign to us all shares of the capital stock of SMS Retail – Corona and Saleen Automotive Show Cars, Inc. and Saleen agreed to dissolve those entities within 30 days after the Closing. Concurrently with the Closing, pursuant to the Assignment and License Agreement, as amended, Saleen assigned certain intellectual property that relates to the “Saleen” brand name and related rights which are currently owned by him to us, licensed the right to use his image, signature, full name, voice, biographical materials, likeness, and goodwill associated with the “Saleen” brand to us and commenced the process of dissolving each of SMS Retail – Corona and Saleen Automotive Show Cars, Inc. The aforementioned license may only be terminated in the event we file a petition for relief under Chapter 7 of the U.S. Bankruptcy Code, or a petition for relief is converted to a Chapter 7 proceeding under the U.S. Bankruptcy Code. In exchange for entering into the Assignment and License Agreement, as amended, we issued to Saleen, as of the effective time of the Merger, 341,943 shares of our Super Voting Preferred Stock.

On June 26, 2013, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with W-Net, Verdad, Europa International, Inc. (“Europa”), Gardner Syndication Management, Inc. (“Gardner”), Kartic Enterprises, Inc. (“Kartic”), MyLi Burger Holdings, LLC (“MyLi”), Scott and Sandra Alderton Family Trust (“Alderton Trust”), Adam Liebross (“Liebross”), Lee Mendelson (“Mendelson”), Elisabeth Wedam (“Wedam”), Murray Markiles (“Markiles”) and Louis Wharton (“Wharton” and together with W-Net, Verdad, Europa, Gardner, Kartic, MyLi, Alderton Trust, Liebross, Mendelson, Wedam and Markiles, the “Purchasers”), pursuant to which the Purchasers purchased from us 3.0% Senior Secured Convertible Notes (the “Notes”) for a cash purchase price of $2,500,000 and the conversion of $500,000 of Saleen Automotive’s existing secured convertible debt, for an aggregate principal amount of $3,000,000 outstanding under the Notes (the “Capital Raise”). The Notes, excluding accrued interest through their maturity, are convertible into 40,000,000 shares of our common stock at a conversion price of $0.075 per share. We are registering a portion of the shares of our common stock issuable upon the conversion of the Notes.

On July 9, 2013, the holders of a majority of the outstanding shares of our Super Voting Preferred Stock, by written consent, approved the amendment of the Certificate of Designations, Preferences, Limitations, Restrictions and Relative Rights of our Super Voting Preferred Stock (the “Certificate of Designations”) to provide that (1) each share of our Super Voting Preferred Stock will immediately and automatically convert into 125 shares of our common stock at such time that we file, at such time as determined by our board of directors, an amendment to our articles of incorporation (a) effecting a reverse stock split of our common stock or (b) effecting an increase in the authorized shares of our common stock, in each case so that we have a sufficient number of authorized and unissued shares of our common stock to permit the conversion of all outstanding shares of our Super Voting Preferred Stock into our common stock, and (2) the holders of a majority of the outstanding shares of our Super Voting Preferred Stock may elect to convert less than all but at least 50% of the outstanding shares of our Super Voting Preferred Stock, with the applicable percentage designated by such holders, subject to the availability of a sufficient number of available shares of our common stock.

On July 9, 2013, the holders of a majority of the outstanding shares of our Super Voting Preferred Stock, pursuant to a written consent, elected to convert, upon the effectiveness of the amendment to the Certificate of Designations, 696,000 outstanding shares of our Super Voting Preferred Stock (approximately 77.68%) into 87,000,000 shares of our common stock. On July 18, 2013, we filed an Amendment to Certificate of Designation After Issuance of Class or Series (the “Amendment”) amending the conversion rights of our Super Voting Preferred Stock. As a result of the Amendment, our board of directors will determine whether (if at all) we will effectuate any reverse stock split (or any increase in our authorized shares of common stock), and the appropriate time (if ever) for any such reverse stock split (or increase in our authorized shares of common stock).

On October 8, 2013, we entered into a Secured Promissory Note with W-Net pursuant to which W-Net loaned an aggregate of $500,000 to us. The note bears interest at the rate of 8% per annum, which is payable along with all principal under the note on October 7, 2014, unless earlier repaid. Our obligations under the note are secured by a second priority security interest in all of our assets, other than an S7 automobile in which W-Net has a first priority security interest. Our failure to pay within five business days after the due date amounts payable under the note, our failure to observe any covenants under the note for a period of five days following notice thereof, or our undergoing a bankruptcy or insolvency proceeding constitutes an event of default. Upon the occurrence of a payment or covenant event of default, the note will bear interest at a rate of 13% per annum on all past due amounts and, at W-Net’s option, the entire unpaid principal amount of the note plus accrued and unpaid interest thereon shall become immediately due and payable. Upon the occurrence of an insolvency event of default, the note will bear interest at a rate of 13% per annum and the entire unpaid principal amount of the note plus accrued and unpaid interest thereon shall become immediately due and payable.

On October 8, 2013, we entered into a Subscription Agreement with each of Forglen LLC, William H. Bokovoy and Brian Christopher Ray Pierson (the “Subscribers”) pursuant to which the Subscribers purchased from us an aggregate of 1,333,332 shares of our common stock at a per share price of $0.15 for aggregate proceeds of $200,000 (the “October Financing”). We are registering a portion of the shares of our common stock issued in the October Financing.

The address of our principal executive office is 2735 Wardlow Road, Corona, California 92882, and our telephone number is (800) 888-8945.

The Offering

Common stock offered	10,656,000 shares by the selling stockholders

Common stock outstanding before this offering	96,333,332 shares

Common stock to be outstanding after this offering	96,333,332 shares

Use of proceeds	We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. See “Use of Proceeds.”

OTC Bulletin Board symbol	“SLNN”

Risk Factors	See “Risk Factors” beginning on page 5 for a discussion of factors that you should consider carefully before deciding to purchase our common stock.

In the table above, the number of shares to be outstanding after this offering is based on 96,333,332 shares of our common stock outstanding as of November 4, 2013. The number of shares of our common stock to be outstanding after this offering does not reflect the issuance of 40,000,000 shares of our common stock issuable upon the conversion of the principal amount the Notes outstanding as of November 4, 2013, with a conversion price of $0.075, and 25,000,000 shares of our common stock issuable upon the conversion of 200,000 shares of our Super Voting Preferred Stock outstanding as of November 4, 2013, convertible at the rate of 125 shares of our common stock for each share of our Super Voting Preferred Stock.

Summary Financial Data

As of June 30, 2013, we had a stockholders’ deficit of $6,014,550. In addition, we are delinquent in payment of $351,710 of payroll taxes, and $819,903 of our outstanding notes payable is in default (see second risk factor on page 21). If we fail to make certain required payments and perform other contractual obligations to the tax authorities and our lenders, the debt obligations to such creditors will accelerate, which would have a material adverse effect on our continued operations.

As of June 30, 2013, we had an accumulated deficit of $11,186,776 since inception. We incurred net losses of $2,988,116 and $2,903,559 for the years ended March 31, 2013 and 2012, respectively and operating losses of $1,914,393 and $773,199 for the three months ended June 30, 2013 and 2012, respectively. We have not yet achieved profitability and anticipate that we will continue to incur net losses for at least the next year. We anticipate that a substantial portion of our capital resources and efforts will be focused on developing and expanding our automotive assets. As of June 30, 2013 we had approximately $1,012,655 in cash and cash equivalents and a working capital deficit of approximately $4,558,061 compared to approximately $15,596 in cash and cash equivalents and a working capital deficit of approximately $3,580,005 at June 30, 2012. Subsequent to June 30, 2013, we raised $500,000 through the issuance of a Secured Promissory Note to W-Net, and raised $200,000 through the issuance of 1,333,332 shares of our common stock to the Subscribers.

risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing shares of our common stock. If any of the following risks occur, our business, financial condition and/or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Related to Our Business

We may be unable to sustain our current level of production or deliveries of our high performance cars both of which could harm our business and prospects.

High performance car production and deliveries will continue to require significant resources and we may experience unexpected delays or difficulties that could harm our ability to maintain full manufacturing capacity, or cause us to miss planned production targets, any of which could have a material adverse effect on our business, prospects, operating results and financial condition. Additionally, sustaining high volume production and doing so in a manner that avoids significant cost overruns, including as a result of factors beyond our control such as problems with suppliers and vendors, may be difficult.

Our ability to sustain volume production and deliveries for our new supercar is subject to certain risks and uncertainties, including:

·	that our suppliers will be able to deliver components on a timely basis and in the necessary quantities, quality and at acceptable prices to produce our supercars in volume and reach our financial targets;
·	that we will be able to complete any necessary adjustments to the vehicle design or manufacturing processes of our supercars in a timely manner that meets our production plan and allows for high quality vehicles;
·	that we will not encounter parts quality issues before, during or after production of high performance cars;
·	that we will be able to schedule and complete deliveries at our planned volume production;
·	that the equipment or tooling which we have purchased or which we select will be able to accurately manufacture the vehicle within specified design tolerances and will not suffer from unexpected breakdowns or damage which could negatively affect the rate needed to produce vehicles in volume;
·	that we will be able to comply with environmental, workplace safety and similar regulations to operate our manufacturing facilities and our business on our projected timeline;
·	that we will be able to maintain high quality controls as we transition to a higher level of in-house manufacturing process; and
·	that the information technology systems that we are currently expanding and improving upon will be effective to manage high volume production.

Finally, detailed long-term testing of systems integration, performance and safety as well as long-term quality, reliability and durability testing are ongoing and any negative results from such testing could cause production delays in high performance cars, cost increases or lower quality vehicles.

We have not, as yet, developed our new supercar and have no obligations regarding volume production and deliveries at this time.

We are dependent on our suppliers, the vast majority of which are single source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our vehicles in a timely manner at prices, quality levels, and volumes acceptable to us would have a material adverse effect on our business, prospects and operating results.

High performance cars contain numerous purchased parts which we source globally from over 50 direct suppliers, the vast majority of whom are currently single source suppliers for these components. While we obtain components from multiple sources whenever possible, similar to other automobile manufacturers, the vast majority of the components used in our vehicles are purchased by us from single sources. To date we have not qualified alternative sources for most of the single sourced components used in our vehicles and we generally do not maintain long-term agreements with our suppliers.

While we believe that we may be able to establish alternate supply relationships and can obtain or engineer replacement components for our single source components, we may be unable to do so in the short term, or at all, at prices or costs that are favorable to us. In particular, while we believe that we will be able to secure alternate sources of supply for most of our single sourced components in a relatively short time frame, qualifying alternate suppliers or developing our own replacements for certain highly customized components of our vehicles may be time consuming, costly and may force us to make additional modifications to a vehicle’s design.

This supply chain exposes us to multiple potential sources of delivery failure or component shortages for our high performance cars and/or supercars. We may experience additional delays in the future with respect to high performance cars, supercars and any other future vehicle we may produce. In addition, because we do not have written agreements in place with all our suppliers, this may create uncertainty regarding certain suppliers’ obligations to us, including but not limited to, those regarding warranty and product liability. Changes in business conditions, wars, governmental changes and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers’ ability to deliver components to us on a timely basis. Furthermore, if we experience significant increased demand, or need to replace certain existing suppliers, there can be no assurance that additional supplies of component parts will be available when required on terms that are favorable to us, at all, or that any supplier would allocate sufficient supplies to us in order to meet our requirements or fill our orders in a timely manner. In the past, we have replaced certain suppliers because of their failure to provide components that met our quality control standards. The loss of any single or limited source supplier or the disruption in the supply of components from these suppliers could lead to delays in vehicle deliveries to our customers, which could hurt our relationships with our customers and also materially adversely affect our business, prospects and operating results.

Changes in our supply chain have resulted in the past, and may result in the future, in increased cost and delay. We have also experienced cost increases from certain of our suppliers in order to meet our quality targets and development timelines as well as due to design changes that we made, and we may experience similar cost increases in the future. Additionally, we are negotiating with existing suppliers for cost reductions, seeking new and less expensive suppliers for certain parts, and attempting to redesign certain parts to make them cheaper to produce. If we are unsuccessful in our efforts to control and reduce supplier costs, our operating results will suffer. Additionally, cost reduction efforts may interrupt or harm our normal production processes, thereby harming high performance car and supercar quality or reducing production output.

Furthermore, a failure by our suppliers to provide the components in a timely manner or at the level of quality necessary to manufacture our high performance vehicles could prevent us from fulfilling customer orders in a timely fashion which could result in negative publicity, damage our brand and have a material adverse effect on our business, prospects, financial condition and operating results.

If we are unable to adequately reduce the manufacturing costs of high performance cars and supercars or otherwise control the costs associated with operating our business, our business, financial condition, operating results and prospects will suffer.

Our production costs for high performance cars have been high due to start-up costs at our factory, manufacturing inefficiencies including low absorption of fixed manufacturing costs, higher logistics costs due to the immaturity of our supply chain, and higher initial prices for component parts during the initial period after the launch and ramp of the business. As we are now producing cars at our steady state production volume of 12 vehicles per month, manufacturing costs have started to fall. While we expect further cost reduction efforts undertaken by both us and our suppliers will continue to reduce costs during 2014, there is no guarantee that we will be able to achieve planned cost reductions from our various cost savings initiatives, and the failure to achieve such savings would negatively affect our ability to reach our gross margin and profitability goals. Our planned cost reductions include reducing our production costs by negotiating discounts from our suppliers as we increase our purchasing volume, reducing our engineering and production costs through more effective hiring practices, and reducing our general & administrative expenses by reducing reliance on outside services providers. There is no guarantee that our planned cost reductions will be achieved.

We incur significant costs related to procuring the raw materials required to manufacture our high performance cars, assembling vehicles and compensating our personnel. We may also incur substantial costs in increasing the production capability of our high performance cars manufacturing facilities, each of which could potentially face cost overruns. If high performance cars tooling, production equipment and parts are insufficient for use in supercars, perhaps as a result of a lower level of commonality between the two vehicles than we currently anticipate, our costs related to the production of supercars may exceed our expectations.

Additionally, in the future we may be required to incur substantial marketing costs and expenses to promote our vehicles, including through the use of traditional media such as television, radio and print, even though our marketing expenses to date have been relatively limited as we have to date relied upon unconventional marketing efforts. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed. Furthermore, many of the factors that impact our operating costs are beyond our control. For example, the costs of our raw materials and components could increase due to shortages as global demand for these products increases.

Our long-term success will be dependent upon our ability to design and achieve market acceptance of new vehicle models, specifically supercars and new vehicle models such as midline sports cars.

Our long-term success is dependent on market acceptance of our high performance cars and supercars. There is no guarantee that these new vehicles will be successfully accepted by the general public in the long-term.

Additionally, there can be no assurance that we will be able to design future vehicles that will meet the expectations of our customers or that our future models will become commercially viable. To the extent that we are not able to build future supercars to the expectations created by the early prototype and our announced specifications, customers may cancel their reservations, our future sales could be harmed and investors may lose confidence in us. Furthermore, historically, automobile customers have come to expect new and improved vehicle models to be introduced frequently. In order to meet these expectations, we may in the future be required to introduce on a regular basis new vehicle models as well as enhanced versions of existing vehicle models. As technologies change in the future for automobiles in general and high performance vehicles specifically, we will be expected to upgrade or adapt our vehicles and introduce new models in order to continue to provide vehicles with the latest technology and meet customer expectations. Notwithstanding Saleen’s prior experience in the automotive industry, our management team, as a whole, has limited experience simultaneously designing, testing, manufacturing, upgrading, adapting and selling our vehicles.

Our limited operating history makes evaluating our business and future prospects difficult, and may increase the risk of your investment.

You must consider the risks and difficulties we face as an early stage company with a limited operating history. If we do not successfully address these risks, our business, prospects, operating results and financial condition will be materially and adversely harmed. Saleen Automotive was formed in July 2011. SMS was formed in July 2008 and began delivering the SMS Challenger in early 2009. SMS began producing the SMS Mustang in April 2010. Our production processes continue to mature.

It is difficult to predict our future revenues and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our business. In the event that actual results differ from our estimates or we adjust our estimates in future periods, our operating results and financial position could be materially affected.

We have a history of losses and have to deliver significant cost reductions to achieve profitability in 2013 and long-term commercial success.

We incurred a net loss of $2,988,116 for the year ended March 31, 2013 and $2,443,244 for the three month period ended June 30, 2013. In addition, we have accumulated net losses of $11,186,776 from our inception through June 30, 2013. We have had net losses in each quarter since our inception. Even if we are able to successfully maintain our current high performance car production levels, there can be no assurance that we will be commercially successful. In order to achieve profitability in 2014 as well as long-term commercial success, we must continue to achieve our planned cost reductions and control our operational costs while producing quality vehicles at volume, maintain our delivery rates to match our current and anticipated production capacity, maintain strong demand for high performance cars, and achieve our planned cost reductions and control our operational costs. Failure to do one or more of these things could prevent us from reaching profitability. Our planned cost reductions include reducing our production costs by negotiating discounts from our suppliers as we increase our purchasing volume, reducing our engineering and production costs through more effective hiring practices, and reducing our general & administrative expenses by reducing reliance on outside services providers. We initiated our cost reduction program during July, 2013 and these cost reductions have reduced our monthly costs by approximately $50,000 based on the measures described below. We have changed our hiring practices by advertising directly for engineering and production staff in lieu of utilizing outside placement firms that have charged up to 20% of the employees’ salaries. We have successfully hired personnel from a major automotive manufacturer in Anaheim, California that recently went through staffing cutbacks. We are reducing reliance on Michaels Law Group, our outside litigation counsel, by settling pending litigation matters. We have also reduced our costs with our outside CFO services provider, Miranda & Associates, by negotiating a flat monthly fee for CFO support services and hiring a full time internal controller. We anticipate that the only costs of our cost reduction program will be in management time, which is difficult to quantify monetarily since the amount of time our management will need to implement the plan is currently unknown. There is no guarantee that our planned cost reductions will be achieved.

Increases in costs, disruption of supply or shortage of raw materials, in particular superchargers, could harm our business.

We may experience increases in the cost or a sustained interruption in the supply or shortage of raw materials. Any such increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results. We use various raw materials in our business including aluminum, steel, nickel and copper. The prices for these raw materials fluctuate depending on market conditions and global demand for these materials and could adversely affect our business and operating results. Substantial increases in the prices for our raw materials or prices charged to us, such as those charged by our supercharger manufacturers, would increase our operating costs, and could reduce our margins if we cannot recoup the increased costs through increased vehicle prices. There can be no assurance that we will be able to recoup increasing costs of raw materials by increasing vehicle prices.

Our distribution model is different from the predominant current distribution model for automobile manufacturers, which makes evaluating our business, operating results and future prospects difficult.

Our distribution model is not common in the automobile industry today, particularly in the United States. We plan to sell our high performance vehicles in company-owned Saleen stores and over the Internet. This model of vehicle distribution is relatively new and unproven, especially in the United States, and subjects us to substantial risk as it requires, in the aggregate, a significant expenditure and provides for slower expansion of our distribution and sales systems than may be possible by utilizing a more traditional dealer franchise system. For example, we will not be able to utilize long-established sales channels developed through a franchise system to increase our sales volume, which may harm our business, prospects, financial condition and operating results. Moreover, we will be competing with companies with well-established distribution channels.

We plan to open Saleen stores in the United States initially, and expand internationally as opportunities arise. We have only limited experience distributing and selling our high performance vehicles through our Saleen stores. Our success will depend in large part on our ability to effectively develop our own sales channels and marketing strategies. Implementing our business model is subject to numerous significant challenges, including obtaining permits and approvals from local and state authorities, and we may not be successful in addressing these challenges. The concept and layout of these new stores, which are located in high profile retail centers, is different than what has previously been used in automotive sales. We do not know whether our new store strategy will be successful, if consumers will be willing to purchase vehicles in this manner or if these locations will be deemed to comply with applicable zoning restrictions as well as approval and acceptance from the specific high profile retail centers in which we seek to locate our stores. As a result, we may incur additional costs in order to improve or change our retail strategy.

You must consider our business and prospects in light of the risks, uncertainties and difficulties we encounter as we implement our business model. For instance, we will need to persuade customers, suppliers and regulators of the validity and sustainability of our business model. We cannot be certain that we will be able to do so, or to successfully address the risks, uncertainties and difficulties that our business strategy faces. Any failure to successfully address any of the risks, uncertainties and difficulties related to our business model would have a material adverse effect on our business and prospects.

We may face regulatory limitations on our ability to sell vehicles directly or over the Internet which could materially and adversely affect our ability to sell our vehicles.

We plan to sell our vehicles from our Saleen stores as well as over the Internet. We may not be able to sell our vehicles through this sales model in each state in the United States as many states have laws that may be interpreted to prohibit Internet sales by manufacturers to residents of the state or to impose other limitations on this sales model, including laws that prohibit manufacturers from selling vehicles directly to consumers without the use of an independent dealership or without a physical presence in the state. For example, some states provide that a manufacturer cannot deliver a vehicle to a resident of their state except through a dealer licensed to do business in such state, which may be interpreted to require us to open a store in that state in order to sell vehicles to their residents. In some states where we have opened a gallery, which is a location where potential customers can view our vehicles but is not a full retail location, it is possible that a state regulator could take the position that activities at our gallery constitute an unlicensed motor vehicle dealership and thereby violates applicable manufacturer-dealer laws. In addition, some states have requirements that service facilities be available with respect to vehicles sold in the state, which may be interpreted to also require that service facilities be available with respect to vehicles sold over the Internet to residents of the state thereby limiting our ability to sell vehicles in states where we do not maintain service facilities.

The foregoing examples of state laws governing the sale of motor vehicles are just some of the regulations we will face as we sell our vehicles. In many states, the application of state motor vehicle laws to our specific sales model is largely untested under state motor vehicle industry laws, particularly with respect to sales over the Internet, and would be determined by a fact-specific analysis of numerous factors, including whether we have a physical presence or employees in the applicable state, whether we advertise or conduct other activities in the applicable state, how the sale transaction is structured, the volume of sales into the state, and whether the state in question prohibits manufacturers from acting as dealers. As a result of the fact-specific and untested nature of these issues, and the fact that applying these laws intended for the traditional automobile distribution model to our sales model allows for some interpretation and discretion by the regulators, the manner in which the applicable authorities will apply their state laws to our distribution model is difficult to predict. Such laws, as well as other laws governing the motor vehicle industry, may subject us to potential inquiries and investigations from state motor vehicle regulators who may question whether our sales model complies with applicable state motor vehicle industry laws and who may require us to change our sales model or may prohibit our ability to sell our vehicles to residents in such states. In addition, decisions by regulators permitting us to sell vehicles may be subject to challenges as to whether such decisions comply with applicable state motor vehicle industry laws.

The automotive market is highly competitive, and we may not be successful in competing in this industry. We currently face competition from new and established competitors and expect to face competition from others in the future.

The worldwide automotive market is highly competitive today and we expect it will become even more so in the future. With respect to our supercars, we face competition from existing and future automobile manufacturers in the extremely competitive premium sedan market, including Audi, BMW, Lexus and Mercedes.

Most of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. Virtually all of our competitors have more extensive customer bases and broader customer and industry relationships than we do. In addition, almost all of these companies have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively.

Furthermore, certain large automobile manufacturers offer financing and leasing options on their vehicles and also have the ability to market vehicles at a substantial discount, provided that the vehicles are financed through their affiliated financing company.

The electric vehicle market is highly competitive, and we may not be successful in competing in this industry. We currently face competition from new and established competitors and expect to face competition from others in the future.

The worldwide electric vehicle automotive market is highly competitive today and we expect it will become even more so in the future. There are numerous obstacles for electric vehicle manufacturers, including the absence of a well developed supply chain, capacity constraints, high initial fixed and variable costs, and dependence on large commercial customers who may exert substantial pricing pressures.

Tesla and many established and new automobile manufacturers have entered or have announced plans to enter the alternative fuel vehicle market. Major manufacturers, including General Motors, Toyota, Ford and Honda, are each selling hybrid vehicles, and certain of these manufacturers have announced plug-in versions of their hybrid vehicles. We do not have the significant financial and manufacturing resources of these major players in the electric vehicle industry.

Most of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. Virtually all of our competitors have more extensive customer bases and broader customer and industry relationships than we do. In addition, almost all of these companies have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively.

Furthermore, certain large electric vehicle manufacturers offer financing and leasing options on their vehicles and also have the ability to market vehicles at a substantial discount, provided that the vehicles are financed through their affiliated financing company.

Demand in the automobile industry is highly volatile, which may lead to lower vehicle unit sales and adversely affect our operating results.

Volatility of demand in the automobile industry may materially and adversely affect our business, prospects, operating results and financial condition. The markets in which we currently compete and plan to compete in the future have been subject to considerable volatility in demand in recent periods. Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new automobile manufacturer and low volume producer, we have less financial resources than more established automobile manufacturers to withstand changes in the market and disruptions in demand. As our business grows, economic conditions and trends in other countries and regions where we sell our high performance vehicles will impact our business, prospects and operating results as well. Demand for our high performance vehicles may also be affected by factors directly impacting automobile price or the cost of purchasing and operating automobiles such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales and increased inventory, which may result in further downward price pressure and adversely affect our business, prospects, financial condition and operating results. These effects may have a more pronounced impact on our business given our relatively smaller scale and financial resources as compared to many incumbent automobile manufacturers.

Difficult economic conditions may negatively affect consumer purchases of luxury items, such as our high performance vehicles.

Over the last few years, the deterioration in the global financial markets and continued challenging condition of the macroeconomic environment has negatively impacted consumer spending and we believe has adversely affected the sales of our high performance vehicles. The automobile industry in particular was severely impacted by the poor economic conditions and several vehicle manufacturing companies, including General Motors and Chrysler, were forced to file for bankruptcy. Sales of new automobiles generally have dropped during this recessionary period. Sales of high-end and luxury consumer products, such as our high performance vehicles, depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. Difficult economic conditions could therefore temporarily reduce the market for vehicles in our price range. Discretionary consumer spending also is affected by other factors, including changes in tax rates and tax credits, interest rates and the availability and terms of consumer credit.

If the current difficult economic conditions continue or worsen, we may experience a decline in the demand for high performance vehicles or future vehicles, any of which could materially harm our business, prospects, financial condition and operating results. Accordingly, any events that have a negative effect on the United States economy or on foreign economies or that negatively affect consumer confidence in the economy, including disruptions in credit and stock markets, and actual or perceived economic slowdowns, may harm our business, prospects, financial condition and operating results.

Our financial results may vary significantly from period-to-period due to the seasonality of our business and fluctuations in our operating costs.

Our operating results may vary significantly from period-to-period due to many factors, including seasonal factors that may have an effect on the demand for our high performance vehicles. Demand for new cars in the automobile industry in general, typically decline over the winter season, while sales are generally higher during the spring and summer months. We note that, in general, automotive sales tend to decline over the winter season and we anticipate that our sales of high performance vehicles and other models we introduce may have similar seasonality. However, our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. Also, any unusually severe weather conditions in some markets may impact demand for our vehicles. Our operating results could also suffer if we do not achieve revenue consistent with our expectations for this seasonal demand because many of our expenses are based on anticipated levels of annual revenue.

In addition, we expect our period-to-period operating results to vary based on our operating costs which we anticipate will increase significantly in future periods as we, among other things, design, develop and manufacture our supercars, increase the production capacity at our manufacturing facilities to produce our supercars, incur costs for warranty repairs or product recalls, if any, increase our sales and marketing activities, and increase our general and administrative functions to support our growing operations. As a result of these factors, we believe that quarter-to-quarter comparisons of our operating results, especially in the short-term, are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. Moreover, our operating results may not meet expectations of equity research analysts or investors. If any of this occurs, the trading price of our common stock after the Merger could fall substantially, either suddenly or over time.

If we are unable to establish and maintain confidence in our long-term business prospects among consumers, analysts and within our industry, then our financial condition, operating results, business prospects and stock price may suffer materially.

Our vehicles are highly technical products that require maintenance and support. If we were to cease or cut back operations, even years from now, buyers of our vehicles from years earlier might have much more difficulty in maintaining their vehicles and obtaining satisfactory support. As a result, consumers may be less likely to purchase our vehicles now if they are not convinced that our business will succeed or that our operations will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed.

Accordingly, in order to build and maintain our business, we must maintain confidence among customers, suppliers, analysts and other parties in our liquidity and long-term business prospects. In contrast to some more established automakers, we believe that, in our case, the task of maintaining such confidence may be particularly complicated by factors such as the following:

·	our limited operating history;
·	our limited revenues and lack of profitability to date;
·	unfamiliarity with or uncertainty about the our supercars;
·	uncertainty about the long-term marketplace acceptance of alternative fuel vehicles generally, or electric vehicles specifically;
·	the prospect that we will need ongoing infusions of external capital to fund our planned operations;
·	the size of our expansion plans in comparison to our existing capital base and scope and history of operations; and
·	the prospect or actual emergence of direct, sustained competitive pressure from more established automakers, which may be more likely if our initial efforts are perceived to be commercially successful.

Many of these factors are largely outside our control, and any negative perceptions about our long-term business prospects, even if exaggerated or unfounded, would likely harm our business and make it more difficult to raise additional funds when needed.

We may not succeed in maintaining and strengthening the Saleen brand, which would materially and adversely affect customer acceptance of our vehicles and components and our business, revenues and prospects.

Our business and prospects are heavily dependent on our ability to develop, maintain and strengthen the Saleen brand. Any failure to develop, maintain and strengthen our brand may materially and adversely affect our ability to sell our high performance vehicles and future planned supercars. If we do not continue to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high quality high performance vehicles and we have very limited experience in these areas.

In addition, we expect that our ability to develop, maintain and strengthen the Saleen brand will also depend heavily on the success of our marketing efforts. To date, we have limited experience with marketing activities as we have relied primarily on the Internet, word of mouth and attendance at industry trade shows to promote our brand. To further promote our brand, we may be required to change our marketing practices, which could result in substantially increased advertising expenses, including the need to use traditional media such as television, radio and print. The automobile industry is intensely competitive, and we may not be successful in building, maintaining and strengthening our brand. Many of our current and potential competitors, particularly automobile manufacturers headquartered in Detroit, Japan and the European Union, have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

Our plan to develop our network of Saleen stores will require significant cash investments and management resources and may not meet our expectations with respect to additional sales of our high performance vehicles. In addition, we may not be able to open stores in certain states.

Our plan to develop our network of Saleen stores will require significant cash investments and management resources and may not meet our expectations with respect to additional sales of our vehicles. This planned U.S. expansion of Saleen stores may not have the desired effect of increasing sales and expanding our brand presence to the degree we are anticipating. Furthermore there can be no assurances that we will be able to construct additional storefronts on the budget or timeline we have established. We will also need to ensure we are in compliance with any regulatory requirements applicable to the sale of our vehicles in those jurisdictions, which could take considerable time and expense. If we experience any delays in expanding our network of Saleen stores, this could lead to a decrease in sales of our vehicles and could negatively impact our business, prospects, financial condition and operating results. We plan to open Saleen stores with a goal of establishing approximately 12 U.S. stores within the next several years. However, we may not be able to expand our network at such rate and our planned expansion of our network of Saleen stores will require significant cash investment and management resources, as well as efficiency in the execution of establishing these storefronts and in hiring and training the necessary employees to effectively sell our vehicles. Such additional investments may not be available to us or may not be available on terms reasonably acceptable to us.

Furthermore, certain states and foreign jurisdictions may have permit requirements, franchise dealer laws or similar laws or regulations that may preclude or restrict our ability to open stores or sell vehicles out of such states and jurisdictions. Any such prohibition or restriction may lead to decreased sales in such jurisdictions, which could harm our business, prospects and operating results. See Risk Factor “We may face regulatory limitations on our ability to sell vehicles directly or over the Internet which could materially and adversely affect our ability to sell our vehicles.”

If we fail to manage future growth effectively as we rapidly grow our company, we may not be able to produce, market, sell and service our vehicles successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We continue to expand our operations significantly, and additional significant expansion will be required, especially in connection with the expansion of our network of Saleen stores. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include:

·	finding and training new personnel;
·	forecasting production and revenue;
·	controlling expenses and investments in anticipation of expanded operations;
·	establishing or expanding design, manufacturing, sales and service facilities;
·	implementing and enhancing manufacturing and administrative infrastructure, systems and processes;
·	addressing new markets; and
·	expanding international operations.

We intend to continue to hire a significant number of additional personnel, including manufacturing personnel, design personnel, engineers and service technicians for our high performance vehicles. Because our high performance vehicles are based on a different technology platform than traditional internal combustion engines, individuals with sufficient training in high performance vehicles may not be available to hire, and we will need to expend significant time and expense training the employees we do hire. Competition for individuals with experience designing, manufacturing and servicing high performance vehicles are intense, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.

If we are unable to attract and/or retain key employees and hire qualified management, technical vehicle engineering, and manufacturing personnel, our ability to compete could be harmed and our stock price may decline.

The loss of the services of any of our key employees could disrupt our operations, delay the development and introduction of our vehicles and services, and negatively impact our business, prospects and operating results as well as cause the stock price of the combined business to decline. In particular, we are highly dependent on the services of Steve Saleen, our Chief Executive Officer and Chairman of our Board of Directors, and Robert Miranda, our Chief Financial Officer. There can be no assurance that we will be able to successfully attract and retain senior leadership necessary to grow our business. Our future success depends upon our ability to attract and retain our executive officers and other key technology, sales, marketing, engineering, manufacturing and support personnel and any failure to do so could adversely impact our business, prospects, financial condition and operating results. We have in the past and may in the future experience difficulty in retaining members of our senior management team as well as technical, vehicle engineering and manufacturing personnel due to various factors, such as a very competitive labor market for talented individuals with automotive experience. In addition, we do not have “key person” life insurance policies covering any of our officers or other key employees. Currently in Southern California, there is increasing competition for talented individuals with the specialized knowledge of high performance vehicles, software engineers and other skilled employees and this competition affects both our ability to retain key employees and hire new ones. Our continued success depends upon our continued ability to hire and retain employees. Additionally, we compete with many mature and prosperous companies in Southern California that have far greater financial resources than we do and thus can offer current or perspective employees more lucrative incentive packages than we can. Any difficulties in retaining current employees or recruiting new ones would have an adverse effect on our performance.

Many members of our management team are new to the company or to the automobile industry, and execution of our business plan and development strategy could be seriously harmed if integration of our management team into our company is not successful.

Our business could be seriously harmed if integration of our management team into our company is not successful. We expect that it will take time for our new management team to integrate into our company and it is too early to predict whether this integration will be successful. We have recently experienced significant changes in our management team and expect to continue to experience significant growth in our management team. Our senior management team has only limited experience working together as a group. This lack of long-term experience working together may impact the team’s ability to collectively quickly and efficiently respond to problems and effectively manage our business. Although we are taking steps to add senior management personnel that have significant automotive experience, some members of our current senior management team have limited experience in the automobile industry.

We are subject to various environmental and safety laws and regulations that could impose substantial costs upon us and negatively impact our ability to operate our manufacturing facilities.

As an automobile manufacturer, we and our operations, both in the United States and abroad, are subject to national, state, provincial and/or local environmental, health and safety laws and regulations, including laws relating to the use, handling, storage, disposal and human exposure to hazardous materials. Environmental and health and safety laws and regulations can be complex, and we expect that our business and operations will be affected by future amendments to such laws or other new environmental and health and safety laws which may require us to change our operations, potentially resulting in a material adverse effect on our business. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury and fines and penalties. Capital and operating expenses needed to comply with environmental, health and safety laws and regulations can be significant, and violations may result in substantial fines and penalties, third party damages, suspension of production or a cessation of our operations.

Contamination at properties formerly owned or operated by us, as well as at properties we will own and operate, and properties to which hazardous substances were sent by us, may result in liability for us under environmental laws and regulations, including, but not limited to the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), which can impose liability for the full amount of remediation-related costs without regard to fault, for the investigation and cleanup of contaminated soil and ground water, for building contamination and impacts to human health and for damages to natural resources. The costs of complying with environmental laws and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future, could have a material adverse effect on our financial condition or operating results. We may face unexpected delays in obtaining the necessary permits and approvals required by environmental laws in connection with our manufacturing facilities that could require significant time and financial resources and negatively impact our ability to operate these facilities, which would adversely impact our business prospects and operating results.

Our business may be adversely affected by union activities.

Although none of our employees are currently represented by a labor union, it is common throughout the automobile industry generally for many employees at automobile companies to belong to a union, which can result in higher employee costs and increased risk of work stoppages. Our employees may join or seek recognition to form a labor union, or we may be required to become a union signatory. Additionally, disgruntled ex-employees may actively encourage unionization of our employees. We are also directly or indirectly dependent upon companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs, it could delay the manufacture and sale of our high performance vehicles and have a material adverse effect on our business, prospects, operating results or financial condition. The mere fact that our labor force could be unionized may harm our reputation in the eyes of some investors and thereby negatively affect the stock price of the combined business. Additionally, the unionization of our labor force could increase our employee costs and decrease our profitability, both of which could adversely affect our business, prospects, financial condition and results of operations.

We are subject to substantial regulation, which is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and operating results.

Our high performance vehicles, and the sale of motor vehicles in general, are subject to substantial regulation under international, federal, state and local laws. We have incurred, and expect to incur in the future, significant costs in complying with these regulations. Regulations related to the automobile industry are currently evolving and we face risks associated with changes to these regulations such as:

·	the amendment or rescission of the federal law and regulations mandating increased fuel economy in the United States, referred to as the Corporate Average Fuel Economy (CAFE) standards, could reduce new business opportunities for our development activities;
·	the amendment or rescission of federal greenhouse gas tailpipe emission regulations administered by the EPA under the authority of the Clean Air Act could reduce new business opportunities for our development activities;
·	increased sensitivity by regulators to the needs of established automobile manufacturers with large employment bases, high fixed costs and business models based on the internal combustion engine could lead them to pass regulations that could reduce the compliance costs of such established manufacturers or mitigate the effects of government efforts to promote alternative fuel vehicles; and
·	changes to regulations governing the export of our products could increase our costs incurred to deliver products outside the United States or force us to charge a higher price for our vehicles in such jurisdictions.

To the extent the laws change, some or all of our vehicles may not comply with applicable international, federal, state or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming, and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results will be adversely affected.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The automobile industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. Our risks in this area are particularly pronounced given the limited number of vehicles delivered to date and limited field experience of those vehicles. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of other future vehicle candidates which would have a material adverse effect on our brand, business, prospects and operating results. We insure against the risk of product liability claims, however, any lawsuit seeking significant monetary damages may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

We may be compelled to undertake product recalls, which could adversely affect our brand image and financial performance.

Any product recall in the future may result in adverse publicity, damage our brand and adversely affect our business, prospects, operating results and financial condition. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our vehicles prove to be defective or noncompliant with applicable federal motor vehicle safety standards. Such recalls, voluntary or involuntary, involve significant expense and diversion of management attention and other resources, which could adversely affect our brand image in our target markets and could adversely affect our business, prospects, financial condition and results of operations.

Our current and future warranty reserves may be insufficient to cover future warranty claims which could adversely affect our financial performance.

If our warranty reserves are inadequate to cover future warranty claims on our vehicles, our business, prospects, financial condition and operating results could be materially and adversely affected. We provide a three year or 36,000 mile New Vehicle Limited Warranty with every Saleen 302 and 302SC Mustang, Saleen 570 Challenger, and Saleen 620 Camaro high performance vehicle. We provide a one year or 12,000 miles New Vehicle Limited Warranty with every Saleen 351 Mustang, Saleen 570X Challenger, and Saleen 620X Camaro high performance vehicle. The vehicle limited warranty applies to installed parts and/or assemblies in new high performance vehicles. All of the unaltered parts are covered under the original full warranty of the OEM manufacturer of the base vehicles (Ford, Chevrolet, and Dodge).

We have limited operating experience with our vehicles, and therefore little experience with warranty claims for these vehicles or with estimating warranty reserves. Our warranty claims to date have been negligible and we currently do not have reserves recorded for warranty claims.

We could in the future become subject to a significant and unexpected warranty expense. There can be no assurances that our currently existing or future warranty reserves will be sufficient to cover all claims or that our limited experience with warranty claims will adequately address the needs of our customers to their satisfaction.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop or sell our vehicles or components, which could make it more difficult for us to operate our business. From time to time, we may receive inquiries from holders of patents or trademarks inquiring whether we infringe their proprietary rights. Companies holding patents or other intellectual property rights relating to our base vehicles may bring suits alleging infringement of such rights or otherwise asserting their rights and seeking licenses. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

·	cease selling, incorporating or using vehicles that incorporate the challenged intellectual property;
·	pay substantial damages;
·	obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all; or
·	redesign our vehicles.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources and management attention.

We also license patents and other intellectual property from third parties, and we may face claims that our use of this in-licensed technology infringes the rights of others. In that case, we may seek indemnification from our licensors under our license contracts with them. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses, depending on our use of the technology, whether we choose to retain control over conduct of the litigation, and other factors.

Our business will be adversely affected if we are unable to protect our intellectual property rights from unauthorized use or infringement by third parties.

Any failure to protect our proprietary rights adequately could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue which would adversely affect our business, prospects, financial condition and operating results. Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including know-how, employee and third party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. We have also received from third parties patent licenses related to manufacturing our vehicles.

The protection provided by the patent laws is and will be important to our future opportunities. However, such patents and agreements and various other measures we take to protect our intellectual property from use by others may not be effective for various reasons, including the following:

·	our pending patent applications may not result in the issuance of patents;
·	our patents, if issued, may not be broad enough to protect our proprietary rights;
·	the patents we have been granted may be challenged, invalidated or circumvented because of the pre-existence of similar patented or unpatented intellectual property rights or for other reasons;
·	the costs associated with enforcing patents, confidentiality and invention agreements or other intellectual property rights may make aggressive enforcement impracticable;
·	current and future competitors may independently develop similar technology, duplicate our vehicles or design new vehicles in a way that circumvents our patents; and
·	our in-licensed patents may be invalidated or the holders of these patents may seek to breach our license arrangements.

Existing trademark and trade secret laws and confidentiality agreements afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and policing the unauthorized use of our intellectual property is difficult.

Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We cannot be certain that we are the first creator of inventions covered by pending patent applications or the first to file patent applications on these inventions, nor can we be certain that our pending patent applications will result in issued patents or that any of our issued patents will afford protection against a competitor. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued U.S. patents will result in issued foreign patents. Furthermore, even if these patent applications do result in issued patents, some foreign countries provide significantly less effective patent enforcement than in the United States.

The status of patents involves complex legal and factual questions and the breadth of claims allowed is uncertain. As a result, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any patents that may be issued to us in the near future will afford protection against competitors with similar technology. In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, prospects, financial condition and operating results.

Our facilities or operations could be damaged or adversely affected as a result of disasters or unpredictable events.

Our corporate headquarters and factory in Corona are located in southern California, a region known for seismic activity. If major disasters such as earthquakes, fires, floods, hurricanes, wars, terrorist attacks, computer viruses, pandemics or other events occur, or our information system or communications network breaks down or operates improperly, our headquarters and production facilities may be seriously damaged, or we may have to stop or delay production and shipment of our products. In addition, our lease for our Corona facility permits the landlord to terminate the lease following a casualty event if the needed repairs are in excess of certain thresholds and we do not agree to pay for any uninsured amounts. We may incur expenses relating to such damages, which could have a material adverse impact on our business, operating results and financial condition.

If our suppliers fail to use ethical business practices and comply with applicable laws and regulations, our brand image could be harmed due to negative publicity.

Our core values, which include developing quality high performance vehicles while operating with integrity, are an important component of our brand image, which makes our reputation particularly sensitive to allegations of unethical business practices. We do not control our independent suppliers or their business practices. Accordingly, we cannot guarantee their compliance with ethical business practices, such as environmental responsibility, fair wage practices, appropriate sourcing of raw materials, and compliance with child labor laws, among others. A lack of demonstrated compliance could lead us to seek alternative suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations.

Violation of labor or other laws by our suppliers or the divergence of an independent supplier’s labor or other practices from those generally accepted as ethical in the United States or other markets in which we do business could also attract negative publicity for us and our brand. This could diminish the value of our brand image and reduce demand for our high performance vehicles if, as a result of such violation, we were to attract negative publicity. If we, or other manufacturers in our industry, encounter similar problems in the future, it could harm our brand image, business, prospects, financial condition and operating results.

We will continue to need additional financing to carry out our business plan.

The net proceeds from the Capital Raise available to fund our business will be reduced by the required payments and reimbursements to stockholders to whom we are indebted and other transaction costs incurred by prior operations. Although we estimate that the net funds from the Capital Raise, the $500,000 raised through the issuance of a secured promissory note on October 8, 2013 and the funds raised in the October Financing will be sufficient to fund our planned activities for up to a year, we will need thereafter or sooner to obtain significant additional funding to successfully continue our business. Such additional funds may not be readily available or may not be available on terms acceptable to us.

Our auditors have expressed a going concern opinion on our financial statements. We may be unable to obtain additional capital required to implement our business plan, which could restrict our ability to grow.

As of June 30, 2013, we had a stockholders’ deficit of $6,014,550. In addition, we are delinquent in payment of $351,710 of payroll taxes, and $819,903 of our outstanding notes payable is in default. If we fail to make certain required payments and perform other contractual obligations to the tax authorities and our lenders, the debt obligations to such creditors will accelerate, which would have a material adverse effect on our continued operations.

Future acquisitions and product development activity will require additional capital that exceeds our operating cash flow. In addition, our administrative costs (such as salaries, insurance expenses and general overhead expenses, as well as legal compliance costs and accounting expenses) will require cash resources.

We may pursue sources of additional capital through various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. We may not be successful in identifying suitable financing transactions in the time period required or at all, and we may not obtain the required capital by other means. If we are not successful in raising additional capital, our resources may be insufficient to fund our planned operations in 2014 or thereafter.

Any additional capital raised through the sale of equity or convertible debt will dilute the ownership percentage of our stockholders. Raising any such capital could also result in a decrease in the nominal fair market value of our equity securities because our assets would be owned by a larger pool of outstanding equity. The terms of securities we issue in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of other derivative securities, and issuances of incentive awards under equity employee incentive plans, all of which may have a dilutive effect to existing investors.

Our ability to obtain financing, if and when necessary, may be impaired by such factors as the capital markets, our limited operating history, market acceptance of our high performance vehicles and parts, and the departure of key employees. Further, if demand for our products does not grow, our revenues will likely decrease and such decreased revenues may increase our requirements for capital. If the amount of capital we are able to raise from financing activities, together with revenues from our operations, is not sufficient to satisfy our capital needs (even if we reduce our operations), we may be required to cease operations, divest our assets at unattractive prices or obtain financing on unattractive terms.

For these reasons, the report of our auditor accompanying our financial statements filed herewith includes a statement that these factors raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern will be dependent on our raising of additional capital and the success of our business plan.

We have a history of operating losses and there can be no assurance that we can achieve or maintain profitability.

We have a history of operating losses and may not achieve or sustain profitability. We cannot guarantee that we will become profitable. Even if we achieve profitability, given the competitive and evolving nature of the industry in which we operate, we may not be able to sustain or increase profitability and our failure to do so would adversely affect our business, including our ability to raise additional funds.

We may not be able to effectively manage our growth.

Our strategy envisions growing our business. We plan to expand our technology, sales, administrative and marketing organizations. Any growth in or expansion of our business is likely to continue to place a strain on our management and administrative resources, infrastructure and systems. As with other growing businesses, we expect that we will need to further refine and expand our business development capabilities, our systems and processes and our access to financing sources. We also will need to hire, train, supervise and manage new employees. These processes are time consuming and expensive, will increase management responsibilities and will divert management attention. We cannot assure you that we will be able to:

·	expand our systems effectively or efficiently or in a timely manner;
·	allocate our human resources optimally;
·	meet our capital needs;
·	identify and hire qualified employees or retain valued employees; or
·	incorporate effectively the components of any business or product line that we may acquire in our effort to achieve growth.

Our inability or failure to manage our growth and expansion effectively could harm our business and materially and adversely affect our operating results and financial condition.

We will be required to attract and retain top quality talent to compete in the marketplace.

We believe our future growth and success will depend in part on our abilities to attract and retain highly skilled managerial, product development, sales and marketing, and finance personnel. There can be no assurance of success in attracting and retaining such personnel. Shortages in qualified personnel could limit our ability to increase sales of existing products and services and launch new product and service offerings.

Our forecasts are highly speculative in nature and we cannot predict results in a development stage company with a high degree of accuracy.

Any financial projections, especially those based on ventures with minimal operating history, are inherently subject to a high degree of uncertainty, and their ultimate achievement depends on the timing and occurrence of a complex series of future events, both internal and external to the enterprise. There can be no assurance that potential revenues or expenses we project will, in fact, be received or incurred.

We will be subject to evolving and expensive corporate governance regulations and requirements. Our failure to adequately adhere to these requirements or the failure or circumvention of our controls and procedures could seriously harm our business.

As a publicly traded company, we are subject to various federal, state and other rules and regulations, including applicable requirements of the Sarbanes-Oxley Act of 2002. Compliance with these evolving regulations is costly and requires a significant diversion of management time and attention, particularly with regard to our disclosure controls and procedures and our internal control over financial reporting. Our internal controls and procedures may not be able to prevent errors or fraud in the future. Faulty judgments, simple errors or mistakes, or the failure of our personnel to adhere to established controls and procedures, may make it difficult for us to ensure that the objectives of the control system are met. A failure of our controls and procedures to detect other than inconsequential errors or fraud could seriously harm our business and results of operations.

We are obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of the stock of the combined business.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting.

Complying with Section 404 requires a rigorous compliance program as well as adequate time and resources. As a result of developing, improving and expanding our core information technology systems as well as implementing new systems to support our sales, engineering, supply chain and manufacturing activities, all of which require significant management time and support, we may not be able to complete our internal control evaluation, testing and any required remediation in a timely fashion. Additionally, if we identify one or more material weaknesses in our internal control over financial reporting, we may be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on the price of the stock of the combined business.

Our limited senior management team size may hamper our ability to effectively manage a publicly traded company while developing our products and harm our business.

Our management team has experience in the management of publicly traded companies and complying with federal securities laws, including compliance with recently adopted disclosure requirements on a timely basis. They realize it will take significant resources to meet these requirements while simultaneously working on licensing, developing and protecting our products and intellectual property. Our management will be required to design and implement appropriate programs and policies in responding to increased legal, regulatory compliance and reporting requirements, and any failure to do so could lead to the imposition of fines and penalties and harm our business.

The failure of the United States automotive industry to experience a rebound to pre-recessionary performance could adversely harm our business.

The global recession, which commenced in 2008, had a dire impact on the United States automotive industry. The sudden collapse in demand for new automobiles resulted in bankruptcy filings and significant, long-term restructuring for Chrysler and General Motors, with Ford narrowly avoiding the need for a bail-out loan from the federal government to stay solvent. The auto industry, as we have known it for over a century, nearly collapsed.

The “Big Three” automakers have responded by revamping their product lines, garnering wider consumer popularity and grabbing market share from the Asian automakers. As a result they have posted strong quarterly earnings, allowing both Chrysler and GM to repay the bulk of their government loans. However, the future of the industry remains uncertain, and the demand for new vehicles has not been as robust as in the pre-recessionary period. The U.S. automotive industry faces tough overseas competition and soft consumer demand that will likely persist for the foreseeable future.

Furthermore, the automakers are traversing a new regulatory environment with a higher Corporate Average Fuel Economy standard being ushered in where high mileage vehicles have typically not been the strong suit of the U.S. automakers. In addition, several states have instituted legislation to quell carbon emissions which will necessarily have an impact on the auto industry as vehicles are responsible for 40% of all carbon emission in the United States. Policies focused on mitigating vehicle usage and steering commuters toward alternative forms of transportation are gaining wider acceptance and will likely have a significant impact. In addition, the U.S. population is aging overall and becoming more urbanized, which is leading analysts to conclude that the U.S. is becoming less demographically inclined to drive.

In light of the above conditions, it is not unforeseeable that the U.S. automotive industry may never rebound to the performance experienced before the recession. The relative decline of the U.S. automotive industry could prove permanent, and such a development could have an adverse impact on our business.

The global economy may continue to experience soft growth over the next several years, reducing demand for our products.

The global economy continues to experience difficulty in its recovery from the 2008 global recession. In light of the current global economic environment, there can be no guarantees that the United States, or its trading partners abroad, with whom it is largely interdependent, will experience a return to pre-recessionary growth and economic performance. Continued lackluster growth and economic figures would serve to further quell economic demand, and subsequently, growth of the automotive market, reducing demand for our products.

Risks Related to our Common Stock

There is little current trading of shares or our common stock. Our stock price is likely to be highly volatile.

Although prices for shares of our common stock are quoted on the OTCBB, there is little current trading and no assurance can be given that an active public trading market will develop or, if developed, that it will be sustained. The OTCBB is generally regarded as a less efficient and less prestigious trading market than other national markets. There is no assurance if or when our common stock will be quoted on another more prestigious exchange or market. The market price of our common stock is likely to be highly volatile because for some time there will likely be a thin trading market for the stock, which causes trades of small blocks of stock to have a significant impact on the stock price.

Because our common stock is a “penny stock,” trading therein will be subject to regulatory restrictions.

Our common stock is currently, and in the near future will likely continue to be, considered a “penny stock.” The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the SEC, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and any salesperson in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure and other requirements may adversely affect the trading activity in the secondary market for our common stock.

Limited future sales of our common stock in the public market could make it difficult to generate significant liquidity.

We are obligated to file a registration statement with the SEC to cover resales of shares underlying the Notes issued to the Purchasers. However, upon the effectiveness of the registration statement of which this prospectus is a part, most of the stock covered under the registration may not be immediately available for trading. Due to a limitation in the number of shares traded on a regular basis, there may be significant swings in the bid and ask prices of our stock or there may not be any significant volume of the stock available to trade.

We have not paid dividends in the past and, except for the dividend paid to our existing stockholders at the closing of the Merger, do not expect to pay dividends for the foreseeable future, and any return on investment may be limited to potential future appreciation on the value of our common stock.

While we declared a dividend to holders of record of our common stock as of May 23, 2013, we do not anticipate paying dividends in the foreseeable future and currently intend to retain any future earnings to support the development and expansion of our business. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including without limitation, the our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. To the extent we do not pay dividends, our stock may be less valuable because a return on investment will only occur if and to the extent the stock price appreciates, which may never occur. In addition, shareholders must generally rely on sales of the shares they own after price appreciation as the only way to realize their investment, and if the price of our common stock does not appreciate, then there will be no return on investment.

Our officers, directors and principal stockholders, after the Merger, will be able to exert significant influence over the combined business and may make decisions that are not in the best interests of all stockholders.

After the Merger our officers, directors and principal stockholders (greater than 5% stockholders) will collectively own approximately 51.8% of our fully-diluted common stock. In addition, Saleen owns approximately 51.3% of our fully-diluted common stock. Our directors will be determined pursuant to the Voting Agreement entered into by Saleen and the Purchasers in the Capital Raise. Together, such parties hold a majority of our outstanding shares of common stock and, under the Voting Agreement, are obligated to vote for the directors determined as described below. The authorized number of our directors is five. Those directors will consist of three directors—Steve Saleen, Robert Miranda and Jonathan Michaels—whose replacements will be determined under the terms of the Voting Agreement by Saleen, one director Gary Freeman, whose replacement will be determined under the terms of the Voting Agreement by the holders of a majority of the outstanding shares held by purchasers of Notes in the Capital Raise, and one director (currently vacant), whose replacement will be determined under the terms of the Voting Agreement jointly by the holders of a majority of the outstanding shares held by Saleen and by the holders of a majority of the outstanding shares held by purchasers of Notes in the Capital Raise.

As a result of such ownership and the Voting Agreement entered into at the closing of the Capital Raise, these stockholders will be able to affect the outcome of, or exert significant influence over, all matters requiring stockholder approval, including the election and removal of directors and any change in control. In particular, this concentration of ownership of our common stock could have the effect of delaying or preventing a change of control of our company or otherwise discouraging or preventing a potential acquirer from attempting to obtain control of our company. This, in turn, could have a negative effect on the market price of our common stock. It could also prevent our stockholders from realizing a premium over the market prices for their shares of our common stock. Moreover, the interests of this concentration of ownership may not always coincide with the combined company’s interests or the interests of other stockholders, and accordingly, they could cause the combined company to enter into transactions or agreements that it would not otherwise consider.

Anti-takeover provisions may limit the ability of another party to acquire our company, which could cause our stock price to decline.

Our articles of incorporation, as amended, bylaws and Nevada law contain provisions that could discourage, delay or prevent a third party from acquiring our company, even if doing so may be beneficial to our stockholders. In addition, these provisions could limit the price investors would be willing to pay in the future for shares of our common stock.

The requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended, and the requirements of the Sarbanes-Oxley Act of 2002, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we need to comply with laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, related regulations of the SEC, and requirements of the principal trading market upon which our common stock may trade, with which we are not required to comply as a private company. As a result, the combined business will incur significant legal, accounting and other expenses that a private company would not incur. Complying with these statutes, regulations and requirements will occupy a significant amount of the time of our board of directors and management, will require us to have additional finance and accounting staff, may make it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on the audit committee, and may make some activities more difficult, time consuming and costly. We will need to:

·	institute a more comprehensive compliance function;
·	establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;
·	design, establish, evaluate and maintain a system of internal control over financial reporting in compliance with the requirements of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;
·	prepare and distribute periodic reports in compliance with its obligations under the federal securities laws including the Securities Exchange Act of 1934, as amended (the “Exchange Act”);
·	involve and retain to a greater degree outside counsel and accountants in the above activities; and
·	establish an investor relations function.

We anticipate that the annual costs of our Exchange Act reporting obligations will be approximately $70,000 in legal fees, $70,000 in independent accountant fees and $10,000 of miscellaneous filing and other costs.

If we are unable to accomplish these objectives in a timely and effective fashion for our business, our ability to comply with financial reporting requirements and other rules that apply to reporting companies could be impaired. If our finance and accounting personnel insufficiently support our business in fulfilling these public-company compliance obligations, or if we are unable to hire adequate finance and accounting personnel, we could face significant legal liability, which could have a material adverse effect on our financial condition and results of operations. Furthermore, if we identify any issues in complying with those requirements (for example, if our company or the independent registered public accountants identified a material weakness or significant deficiency in our company’s internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect, our reputation or investor perceptions of our company.

We are an emerging growth company within the meaning of the Securities Act, and as a consequence of taking advantage of certain exemptions from reporting requirements that are available to emerging growth companies, our financial statements may not be comparable to companies that comply with public company effective dates.

We are an emerging growth company as defined in Section 2(a)(19) of the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Section 107 of the Jumpstart Our Business Startups Act, we may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that we can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have chosen to take advantage of the extended transition period for complying with new or revised accounting standards applicable to public companies to delay adoption of such standards until such standards are made applicable to private companies. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

forward-looking statements

This prospectus, including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains “forward-looking statements” that include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. These forward-looking statements include, without limitation: statements regarding proposed new services; statements concerning projections, predictions, expectations, estimates or forecasts for our business, financial and operating results and future economic performance; statements of management’s goals and objectives; and other similar expressions concerning matters that are not historical facts. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes” and “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, that performance or those results will be achieved. Forward-looking statements are based on information available at the time they are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause these differences include, but are not limited to:

·	our failure to implement our business plan within the time period we originally planned to accomplish; and
·	other factors discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

Forward-looking statements speak only as of the date they are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

use of proceeds

We will not receive any proceeds from the sale of shares to be offered by the selling stockholders. The proceeds from the sale of each selling stockholder’s common stock will belong to that selling stockholder.

plan of distribution

We are registering certain outstanding shares of our common stock and certain of the shares of our common stock issuable upon conversion of the Notes to permit the resale of these shares of our common stock by the holders of the outstanding shares and the Notes from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of our common stock. We will bear all fees and expenses incident to the registration statement of which this prospectus is a part.

The selling stockholders may sell all or a portion of the shares of our common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of our common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of our common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

·	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
·	in the over-the-counter market;
·	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
·	through the writing of options, whether such options are listed on an options exchange or otherwise;
·	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
·	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
·	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
·	an exchange distribution in accordance with the rules of the applicable exchange;
·	privately negotiated transactions;
·	short sales;
·	sales pursuant to Rule 144;
·	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
·	a combination of any such methods of sale; and
·	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of our common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of our common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of our common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of our common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of our common stock short and deliver shares of our common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of our common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the Notes or shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of our common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of our common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of our common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of our common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of our common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of our common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of our common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of our common stock registered pursuant to the registration statement of which this prospectus is a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of our common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of our common stock to engage in market-making activities with respect to the shares of our common stock. All of the foregoing may affect the marketability of the shares of our common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of our common stock.

We will pay all expenses of the registration of the shares of our common stock estimated to be approximately $30,000 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, or we may be entitled to contribution.

Once sold under the registration statement of which this prospectus is a part, the shares of our common stock will be freely tradable in the hands of persons other than our affiliates.

description of REGISTRANT’s SECURITIES

As of November 4, 2013, our authorized capital stock consisted of:

·	100,000,000 shares of common stock, par value $0.001 per share; and
·	1,000,000 shares of preferred stock, par value $0.001 per share, 896,000 of which were designated Super Voting Preferred Stock.

As of November 4, 2013, there were outstanding:

·	96,333,332 shares of common stock held by 177 stockholders of record;
·	200,000 shares of Super Voting Preferred Stock held by 169 stockholders of record, convertible into 25,000,000 shares of common stock; and
·	Notes held by 12 purchasers convertible into 40,000,000 shares of common stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our articles of incorporation, as amended, which means that the holders of a plurality of the voting shares voted can elect all of the directors then standing for election.

No Preemptive or Similar Rights

Holders of our common stock do not have preemptive rights, and our common stock is not convertible or redeemable.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

We are authorized, subject to limitations prescribed by Nevada law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, by the affirmative vote of the holders of a majority of our capital stock entitled to vote, unless a vote of any other holders is required by our articles of incorporation, as amended, or the Nevada Revised Statutes. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

The rights of our Super Voting Preferred Stock are set forth in the Certificate of Designations which became effective on June 17, 2013. On July 18, 2013, we amended the Certificate of Designations to provide that (1) each share of our Super Voting Preferred Stock will immediately and automatically convert into 125 shares of our common stock at such time that we file, at such time as determined by our board of directors, an amendment to our articles of incorporation (a) effecting a reverse stock split of our common stock or (b) effecting an increase in the authorized shares of our common stock, in each case so that we have a sufficient number of authorized and unissued shares of our common stock to permit the conversion of all outstanding shares of our Super Voting Preferred Stock into our common stock, and (2) the holders of a majority of the outstanding shares of our Super Voting Preferred Stock may elect to convert less than all but at least 50% of the outstanding shares of our Super Voting Preferred Stock, with the applicable percentage designated by such holders, subject to the availability of a sufficient number of available shares of our common stock.

Prior to the amendment of the Certificate of Designations, we intended to effectuate a 1-for-2.63837 reverse stock split (the “Reverse Split”) which would have triggered the automatic conversion of our then outstanding shares of Super Voting Preferred Stock into our common stock. As a result of the amendment to the Certificate of Designations and the conversion of approximately 77.68% of the outstanding shares of our Super Voting Preferred Stock on July 18, 2013, we no longer currently intend to effectuate the Reverse Split. We may, in the future and as determined by our board of directors, increase our authorized shares of common stock or effectuate a reverse stock split that would trigger the automatic conversion of the remaining outstanding shares of our Super Voting Preferred Stock. Upon the automatic conversion of our Super Voting Preferred Stock, our Super Voting Preferred Stock will cease to be designated as a separate series of our preferred stock.

The holders of shares of our Super Voting Preferred Stock are entitled to vote together with the holders of our common stock, as a single class, upon all matters submitted to holders of our common stock for a vote. Each share of Super Voting Preferred Stock is entitled to a number of votes equal to the number of shares of common stock into which it is convertible at the record date. In the event of any liquidation, dissolution or winding up of our company, the assets available for distribution to our stockholders will be distributed among the holders of our Super Voting Preferred Stock and the holders of our common stock, pro rata, on an as-converted-to-common-stock basis. The holders of our Super Voting Preferred Stock are entitled to dividends in the event that we pay cash or other dividends in property to holders of outstanding shares of our common stock, which dividends would be made pro rata, on an as-converted-to-common-stock basis.

We have no current plan to issue any other shares of preferred stock.

Convertible Notes

At November 4, 2013, there were outstanding Notes convertible (excluding accrued interest through maturity) into 40,000,000 shares of our common stock at a conversion price of $0.075 per share, which will mature on June 25, 2017.

Anti-takeover Provisions

Certain provisions of our articles of incorporation, as amended, and Nevada law may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Charter Provisions

Our articles of incorporation, as amended, currently allows our board of directors to issue 800,000 shares, and after the conversion of the remaining 200,000 shares of our Super Voting Preferred Stock will allow our board of directors to issue 1,000,000 shares, of our preferred stock in one or more series and with such rights and preferences including voting rights, without further stockholder approval. In the event that our board of directors designates additional series of preferred stock with rights and preferences, including super-majority voting rights, and issues such preferred stock, the preferred stock could make our acquisition by means of a tender offer, a proxy contest or otherwise, more difficult, and could also make the removal of incumbent officers and directors more difficult. As a result, these provisions may have an anti-takeover effect. The preferred stock authorized in our articles of incorporation, as amended, may inhibit changes of control that are not approved by our board of directors. These provisions could limit the price that future investors might be willing to pay for our common stock. This could have the effect of delaying, deferring or preventing a change in control. The issuance of our preferred stock could also effectively limit or dilute the voting power of our stockholders. Accordingly, such provisions of our articles of incorporation, as amended, may discourage or prevent an acquisition or disposition of our business that could otherwise be in the best interest of our stockholders.

Nevada Law

In addition, Nevada has enacted the following legislation that may deter or frustrate takeovers of Nevada corporations:

Authorized but Unissued Stock – The authorized but unissued shares of our common stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock may enable our board of directors to issue shares of stock to persons friendly to existing management.

Evaluation of Acquisition Proposals – The Nevada Revised Statutes expressly permit our board of directors, when evaluating any proposed tender or exchange offer, any merger, consolidation or sale of substantially all of our assets, or any similar extraordinary transaction, to consider all relevant factors including, without limitation, the social, legal, and economic effects on our employees, customers, suppliers, and other relevant interest holders, and on the communities and geographical areas in which they operate. Our board of directors may also consider the amount of consideration being offered in relation to the then current market price of our outstanding shares of capital stock and our then current value in a freely negotiated transaction.

Control Share Acquisitions –Nevada has adopted a control share acquisitions statute designed to afford stockholders of public corporations in Nevada protection against acquisitions in which a person, entity or group seeks to gain voting control. With enumerated exceptions, the statute provides that shares acquired within certain specific ranges will not possess voting rights in the election of directors unless the voting rights are approved by a majority vote of the public corporation’s disinterested stockholders. Disinterested shares are shares other than those owned by the acquiring person or by a member of a group with respect to a control share acquisition, or by any officer of the corporation or any employee of the corporation who is also a director. The specific acquisition ranges that trigger the statute are: acquisitions of shares possessing one-fifth or more but less than one-third of all voting power; acquisitions of shares possessing one-third or more but less than a majority of all voting power; or acquisitions of shares possessing a majority or more of all voting power. Under certain circumstances, the statute permits the acquiring person to call a special stockholders meeting for the purpose of considering the grant of voting rights to the holder of the control shares. The statute also enables a corporation to provide for the redemption of control shares with no voting rights under certain circumstances. As permitted by the statute, we have elected in our articles of incorporation, as amended, not to be governed by the control share acquisitions statute.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Issuer Direct Corporation.

Listing

Our common stock is quoted on the OTCBB under the trading symbol “SLNN.” Prior to July 5, 2013, our common stock was quoted on the OTCBB under the trading symbol “WSTY.”

DESCRIPTION OF business

We are an emerging growth company as defined in Section 2(a)(19) of the Securities Act. We will continue to be an emerging growth company until: (i) the last day of our fiscal year during which we had total annual gross revenues of $1,000,000,000 or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act; (iii) the date on which we have, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (iv) the date on which we are deemed to be a large accelerated filer, as defined in Section 12b-2 of the Exchange Act.

As an emerging growth company, we are exempt from:

·	Sections 14A(a) and (b) of the Exchange Act, which require companies to hold stockholder advisory votes on executive compensation and golden parachute compensation;
·	The requirement to provide, in any registration statement, periodic report or other report to be filed with the Securities and Exchange Commission (the “Commission” or “SEC”), certain modified executive compensation disclosure under Item 402 of Regulation S-K or selected financial data under Item 301 of Regulation S-K for any period before the earliest audited period presented in our initial registration statement;
·	Compliance with new or revised accounting standards until those standards are applicable to private companies;
·	The requirement under Section 404(b) of the Sarbanes-Oxley Act of 2002 to provide auditor attestation of our internal controls and procedures; and
·	Any Public Company Accounting Oversight Board (“PCAOB”) rules regarding mandatory audit firm rotation or an expanded auditor report, and any other PCAOB rules subsequently adopted unless the Commission determines the new rules are necessary for protecting the public.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Jumpstart Our Business Startups Act.

We are also a smaller reporting company as defined in Rule 12b-2 of the Exchange Act. As a smaller reporting company, we are not required to provide selected financial data pursuant to Item 301 of Regulation S-K, nor are we required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. We are also permitted to provide certain modified executive compensation disclosure under Item 402 of Regulation S-K.

Corporate History

We were incorporated under the laws of the State of Nevada on June 24, 2011. We issued 5,000,000 shares of our common stock to our founder, Wesley E. Fry, at our inception in exchange for organizational costs incurred upon our incorporation. These services were valued at $5,000. Following our formation, we issued 1,000,000 shares of our common stock to Mr. Fry as consideration for the purchase of a business plan along with a client/customer list. The cost incurred by Mr. Fry for the business plan and professional services in preparing it was approximately $1,000 which is the value placed upon the shares issued to pay Mr. Fry.

On June 21, 2012, we completed an offering pursuant to a registration statement filed on Form S-1, pursuant to which we issued 2,000,000 shares of our common stock to 22 investors. The investors paid $0.01 per share for a combined investment of $20,000.

On November 30, 2012, Mr. Fry and W-Net entered into a Stock Purchase Agreement pursuant to which (1) Mr. Fry sold to W-Net, and W-Net purchased from Mr. Fry, an aggregate of 6,000,000 shares of our common stock, which Shares represented 75.0% of our then issued and outstanding shares of common stock, (2) Mr. Fry released our company from any and all existing claims, (3) Mr. Fry settled various liabilities of our company and (4) Mr. Fry indemnified W-Net and our company from liabilities arising out of any breach of any representation, warranty, covenant or obligation of Mr. Fry. The closing occurred on November 30, 2012. W-Net paid for the Shares with personal funds. Simultaneous with the closing W-Net sold to Verdad 3,000,000 shares of our common stock.

On June 17, 2013, we changed our name to Saleen Automotive, Inc. From June 24, 2011 through June 26, 2013, we were a public “shell” company with nominal assets and nominal business operations. Our business strategy had been to investigate and, if such investigation warranted, acquire a target company or business seeking the perceived advantages of being a publicly held corporation.

The Saleen brand, started by former racing driver Steve Saleen, began in 1983. Saleen used his business degree from USC, coupled with experience in his father’s manufacturing business, to build the Saleen brand. Saleen began auto crossing, then rapidly moved into SCCA pro series (Formula Atlantic, Trans-Am Championship, Sport Truck racing) and then into Indy car racing.

On July 1, 2008, following his affiliation with several predecessor automotive companies bearing the “Saleen” brand, Saleen established SMS Signature Cars. SMS commenced operations in Corona, California, producing high performance automobiles and selling automotive aftermarket parts. SMS expanded the historical offering of mass customized Mustangs into a broader line of vehicles including Chevrolet Camaros and Dodge Challengers. SMS also was contracted to produce specialty vehicles for the movie “Bullet” and recently completed a contract to produce replica supercars for a movie that is currently under development by a major movie production company. During the year ended March 31, 2013, this contract to produce replica supercars represented 46% of our total revenues.

On July 21, 2011, Saleen and a group of private investors established Saleen Electric Automotive, Inc., a Florida corporation (“SEA”). SEA had identified opportunities in the commercial electric vehicle market and was formed to develop a line of electric delivery vans, automobiles, and high capacity chargers. On April 26, 2012, Saleen Electric Automotive, Inc. changed its name to “Saleen Automotive, Inc.”

On April 2, 2012, Saleen announced that after several years of litigation with the former Saleen, Inc., he had successfully regained control of the Saleen brand and products that he had created. Pursuant to the Assignment and License Agreement, we own certain intellectual property that relates to the “Saleen” brand name and related rights as listed in the Assignment and License Agreement, including various design patents for superchargers and trademarks related to the “Saleen” brand, and we license from Saleen the right to use his image, signature, full name, voice, biographical materials, likeness, and goodwill associated with the “Saleen” brand.

Merger

On May 23, 2013, we entered into the Merger Agreement with, Saleen California Merger Corporation, Saleen Florida Merger Corporation, Saleen Automotive, SMS and Saleen. The Closing of the Merger occurred on June 26, 2013. At the Closing (a) Saleen California Merger Corporation was merged with and into SMS with SMS surviving as one of our wholly-owned subsidiaries; (b) Saleen Florida Merger Corporation was merged with and into Saleen Automotive with Saleen Automotive surviving as one of our wholly-owned subsidiaries; (c) holders of the outstanding capital stock of Saleen Automotive received an aggregate of 554,057 shares of our Super Voting Preferred Stock and holders of the outstanding capital stock of SMS received no consideration for their shares; and (d) approximately 93% of the beneficial ownership of our common stock (on a fully-diluted basis) was owned, collectively, by Saleen (including shares of our Super Voting Preferred Stock issued to Saleen pursuant to the Assignment and License Agreement) and the former holders of the outstanding capital stock of Saleen Automotive. As a result of the Merger we are solely engaged in the Saleen Entities’ business, Saleen Automotive’s officers became our officers and Saleen Automotive’s three directors became members of our five-member board of directors (which currently has two vacancies).

On May 23, 2013, we also entered into an Assignment and License Agreement with Saleen pursuant to which Saleen agreed, as of the effective time of the Merger, to contribute certain intellectual property that relates to the “Saleen” brand name and related rights which are currently owned by him to us, license to us the right to use his image, signature, full name, voice, biographical materials, likeness, and goodwill associated with the “Saleen” brand, and assign to us all shares of the capital stock of SMS Retail – Corona, a California corporation, and Saleen Automotive Show Cars, Inc., a Michigan corporation. On June 21, 2013, we amended the Assignment and License Agreement to terminate the obligation to assign to us all shares of the capital stock of SMS Retail – Corona and Saleen Automotive Show Cars, Inc. and Saleen agreed to dissolve those entities within 30 days after Closing. Concurrently with the Closing, pursuant to the Assignment and License Agreement, as amended, Saleen assigned certain intellectual property that relates to the “Saleen” brand name and related rights which are currently owned by him to us, licensed the right to use his image, signature, full name, voice, biographical materials, likeness, and goodwill associated with the “Saleen” brand to us and commenced the process of dissolving each of SMS Retail – Corona and Saleen Automotive Show Cars, Inc. The aforementioned license may only be terminated in the event we file a petition for relief under Chapter 7 of the U.S. Bankruptcy Code, or a petition for relief is converted to a Chapter 7 proceeding under the U.S. Bankruptcy Code. In exchange for entering into the Assignment and License Agreement, as amended, we issued to Saleen, as of the effective time of the Merger, 341,943 shares of our Super Voting Preferred Stock.

Under the terms of the Merger Agreement, all of the outstanding shares of capital stock held by Saleen Automotive’s former shareholders were exchanged for 554,057 shares of our Super Voting Preferred Stock, and under the terms of the Assignment and License Agreement, as amended, we issued to Saleen an additional 341,943 shares of our Super Voting Preferred Stock. At the Closing, each share of our Super Voting Preferred Stock was convertible into 125 shares of our common stock in accordance with the terms of the Certificate of Designations. Accordingly, as a result of the Merger and the transactions effectuated pursuant to the Assignment and License Agreement, as amended, at the Closing Saleen and the former shareholders of Saleen Automotive own approximately 112,000,000 shares of our common stock on an as-converted basis, and our existing stockholders own 8,000,000 shares of our common stock.

The valuation of the enterprise comprised of Saleen Automotive and SMS was determined through an arms-length negotiation between representatives of our board of directors prior to the Merger, the investors in the Capital Raise and the board of directors and majority shareholders of Saleen Automotive and SMS. The agreed upon enterprise value, post closing and funding of the $3,000,000 generated in the Capital Raise, was determined to be $12,000,000. The components of the enterprise value were determined as follows:

Shareholder Group	Valuation Amount	% of Fully diluted Common Stock Held
Saleen Automotive, Inc. shareholders	$5,194,290	43.286%
Steven Saleen, license agreement for Saleen brand	3,205,711	26.714%
Investor group	3,000,000	25.000%
Public shell shareholders	600,000	5.000%
Totals	$12,000,000	100.000%

The shares of our Super Voting Preferred Stock issued to the holders of the common stock of Saleen Automotive consequently had a determined value of $5,194,290 and the shares of our Super Voting Preferred Stock issued to Saleen in consideration of his contribution of certain intellectual property related to the “Saleen” brand and his grant of a license to use his name and likeness had a determined value of $3,205,711.

The Merger was predicated on the acquisition of both Saleen Automotive and SMS. The Saleen Entities were integrally connected by common ownership of Saleen and operationally dependent upon each other. At the time of the Merger, SMS had a deficit in its shareholders equity of $1,700,000. Saleen was the sole shareholder of SMS and agreed to contribute the shares of SMS for no consideration to provide additional consideration to the holders of Saleen Automotive.

While we intended to effectuate a 1-for-2.63837 reverse stock split after the Merger that would trigger the automatic conversion of our Super Voting Preferred Stock into our common stock, after the closing of the Merger holders of a majority of the outstanding shares of our Super Voting Preferred Stock approved amendments to the Certificate of Designations to provide for automatic conversion upon effectuating a reverse stock split or increase in the authorized shares of our common stock, granting discretion to our board of directors to determine whether and when to pursue a reverse stock split or increase in the authorized shares of our common stock, and to provide for automatic conversion upon the approval of a majority of the outstanding shares of our Super Voting Preferred Stock, as further described below.

On July 9, 2013, the holders of a majority of the outstanding shares of our Super Voting Preferred Stock, by written consent, approved the amendment of the Certificate of Designations to provide that (1) each share of our Super Voting Preferred Stock will immediately and automatically convert into 125 shares of our common stock at such time that we file, at such time as determined by our board of directors, an amendment to our articles of incorporation (a) effecting a reverse stock split of our common stock or (b) effecting an increase in the authorized shares of our common stock, in each case so that we have a sufficient number of authorized and unissued shares of our common stock to permit the conversion of all outstanding shares of our Super Voting Preferred Stock into our common stock, and (2) the holders of a majority of the outstanding shares of our Super Voting Preferred Stock may elect to convert less than all but at least 50% of the outstanding shares of our Super Voting Preferred Stock, with the applicable percentage designated by such holders, subject to the availability of a sufficient number of available shares of our common stock.

On July 9, 2013, the holders of a majority of the outstanding shares of our Super Voting Preferred Stock, pursuant to a written consent, elected to convert, upon the effectiveness of the amendment to the Certificate of Designations, 696,000 outstanding shares of our Super Voting Preferred Stock (approximately 77.68%) into shares of our common stock. On July 18, 2013, we filed an Amendment to Certificate of Designation After Issuance of Class or Series amending the conversion rights of our Super Voting Preferred Stock. As a result of the Amendment, our board of directors will determine whether (if at all) we will effectuate any reverse stock split (or any increase in our authorized shares of common stock), and the appropriate time (if ever) for any such reverse stock split (or increase in our authorized shares of common stock).

If our board of directors determines to effectuate a reverse stock split in the future, our board of directors may, in its discretion, provide special treatment to certain of our stockholders to preserve round lot holders (i.e., holders owning at least 100 shares prior to the reverse stock split) after such reverse stock split. Our board of directors may elect, in its discretion, to provide such special treatment to the record holders of our common stock only on a per certificate basis or more generally to the beneficial holders of our common stock. For example, if our board determines to provide such special treatment to record holders only in connection with a 1-for-3 reverse stock split, the record holders of our common stock holding a certificate representing 300 or fewer shares of common stock but at least 100 shares of common stock would receive 100 shares of common stock after such reverse stock split with respect to each such certificate, and record holders holding a certificate representing less than 100 shares of our common stock would not be affected and would continue to hold a certificate representing the same number of shares as such stockholders held before such reverse stock split. In the alternative, if our board determines to provide such special treatment to beneficial holders generally in connection with a 1-for-3 reverse stock split, the beneficial holders of our common stock beneficially holding 300 or fewer shares of our common stock but at least 100 shares of our common stock would receive 100 shares of our common stock after such reverse stock split, and persons beneficially holding less than 100 shares of our common stock would not be affected by such reverse stock split and would continue to hold the same number of shares as such stockholders held before such reverse stock split. The foregoing disclosure is for explanatory purposes only, and our board of directors will determine whether (if at all) we will effectuate any reverse stock split and the appropriate time (if ever) for any such reverse stock split. The terms and conditions of special treatment afforded to our stockholders to preserve round lot stockholders, if any, including the record dates for determining which stockholders may be eligible for such special treatment, will be established in the discretion of our board of directors.

Any special treatment granted to certain of our stockholders to preserve round lot holders in connection with a reverse stock split should not have a significant impact on the ownership of our common stock by the parties identified in the ownership table below as we currently have no stockholders that own less than 100 shares of common stock, and depending on the reverse stock split ratio determined by our board of directors, if any, are unlikely to have a significant number of stockholders that would qualify for any special treatment granted in connection with a reverse stock split.

As a result of the amendment to the Certificate of Designations and the conversion of approximately 77.68% of the outstanding shares of our Super Voting Preferred Stock on July 18, 2013, we no longer currently intend to effectuate a reverse stock split. We may, in the future and as determined by our board of directors, increase our authorized shares of common stock or effectuate a reverse stock split that would trigger the automatic conversion of the remaining outstanding shares of our Super Voting Preferred Stock

The ownership interests of Saleen Automotive’s former shareholders and our existing stockholders are subject to dilution in connection with the shares of our common stock issuable upon conversion of the securities issued in the Capital Raise (described below). Accordingly, assuming the automatic conversion of all outstanding shares of our Super Voting Preferred Stock into our common stock and the conversion of the securities issued in the Capital Raise into shares of our common stock, the ownership of our common stock would be as follows:

Owner	Shares	Percentage
Steve Saleen (Merger Consideration)	39,390,538	24.6%
Steve Saleen (IP and License Consideration)	42,742,837	26.7%
Other Saleen Automotive Shareholders	29,866,625	18.7%
Purchasers in Capital Raise	40,000,000	25%
Our Existing Stockholders	8,000,000	5%

The result of the Merger was that Saleen Automotive’s former shareholders exchanged 1 share of the Saleen Automotive’s common stock for approximately 1.067 shares of our common stock.

The following chart shows our organization as it exists after the merger.

Saleen Automotive, Inc.

100%	100%
Saleen Automotive, Inc. (Florida)	SMS Signature Cars

Capital Raise

On June 26, 2013, we also entered into a Securities Purchase Agreement with W-Net, Verdad, Europa, Gardner, Kartic, MyLi, Alderton Trust, Liebross, Mendelson, Wedam, Markiles and Wharton, pursuant to which the Purchasers purchased from us 3.0% Senior Secured Convertible Notes for a cash purchase price of $2,500,000 and the conversion of $500,000 of Saleen Automotive’s existing secured convertible debt, for an aggregate principal amount of $3,000,000 outstanding under the Notes. The Notes, excluding accrued interest through their maturity, are convertible into 40,000,000 shares of our common stock at a conversion price of $0.075 per share. Under the Notes, we are obligated to repay to the Purchasers on June 25, 2017, the principal amount of $3,000,000. The Notes accrue interest at the rate of 3% per annum (which interest rate shall be increased to 12% from and for the continuation of an event of default) on the unpaid/unconverted principal balance, payable on the maturity date of the Notes. As the Notes provide that interest is payable on the maturity date, no cash interest will be paid on the Notes following the sale thereof.

If, at any time while the Notes are outstanding, (i) we effect any merger or consolidation with or into another person, (ii) we effect any sale of all or substantially all of our assets in one or a series of related transactions, (iii) any tender offer or exchange offer is completed pursuant to which holders of our common stock are permitted to tender or exchange their shares for other securities, cash or property, or (iv) we effect any reclassification of our common stock or any compulsory share exchange pursuant to which our common stock is effectively converted into or exchanged for other securities, cash or property (each, a “Fundamental Transaction”), then upon any subsequent conversion of the Notes, the Purchasers shall have the right to receive, for each share of our common stock that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of our common stock. In the event of a Fundamental Transaction the Purchasers may elect, by giving written notice of such election to us at least five trading days before the closing of such Fundamental Transaction, to sell the Notes to us or our designated assignee, concurrently with such closing, for a cash payment equal to the Fundamental Transaction Cash Amount (defined below) at the time of the closing. The “Fundamental Transaction Cash Amount” means the sum of (i) the greater of (a) 200% of the then outstanding principal amount of the Notes, plus 100% of accrued and unpaid interest thereon, or (b) the outstanding principal amount of the Notes, plus all accrued and unpaid interest thereon, divided by the conversion price immediately prior to the closing of the Fundamental Transaction, multiplied by the daily volume weighted average price of our common stock on the last trading day prior to the closing of the Fundamental Transaction, and (ii) all other amounts, costs, expenses and liquidated damages due in respect of the Notes.

The Notes are convertible into shares of our common stock at the option of the Purchasers prior to their maturity at an initial conversion price of $0.075 per share. We are required to have our transfer agent issue stock certificates to the Purchasers within three trading days of an optional conversion. Each Note prohibits (until such time as the shares issuable under the Note, along with shares of our common stock held by the Purchaser, constitute 4.9% or less of our outstanding common stock, or the Purchaser elects to remove such restriction) the Purchaser from converting the Note if after such conversion the Purchaser would own more than 4.9% of our outstanding common stock. The Notes may not be prepaid or forced by us to be converted.

The conversion price set forth in the Notes is fixed, however, the Notes include customary anti-dilution provisions. If we issue or sell, or are deemed to have issued or sold, any shares of our common stock (other than certain excluded issuances) for a consideration per share less than the per share conversion price in effect immediately prior to such issuance or sale, then concurrently with such issuance or sale the per share conversion price then in effect shall be reduced to the lowest issuance price per share of such newly issued or sold securities (but not less than $0.01).

Without the prior written consent of the holders of a majority in principal amount of the outstanding Notes, we are prohibited from entering into, creating, assuming or suffering to exist any indebtedness for borrowed money, including a guarantee, on or with respect to any of our properties or assets, entering into, creating, assuming or suffering to exist any liens on or with respect to any of our properties or assets, repurchasing shares of our common stock or common stock equivalents other than as permitted under the Securities Purchase Agreement and the related Capital Raise documents, and repurchases of common stock or common stock equivalents from departing employees up to an aggregate maximum of $150,000, paying cash dividends, entering into transactions with our affiliates that would be required to be disclosed in public filings with the Commission, unless such transaction is expressly approved by a majority of the disinterested directors on our board of directors, or entering into any agreement with respect to any of the foregoing. We are also prohibited from issuing rights, options or warrants to all holders of our common stock (excluding the Purchasers) entitling them to subscribe for or purchase shares of our common stock at a price per share less than the daily volume weighted average price of our common stock at the record date for the determination of stockholders entitled to receive such rights, options or warrants, or from distributing to all holders of our common stock (other than the Purchasers) evidences of our indebtedness or assets or rights or warrants to subscribe for or purchase any security other than our common stock.

The following constitute events of default under the Notes: our failure to pay any amount under the Notes when due; our failure to observe or perform any covenant or agreement in the Notes; the occurrence of an event of default under any of the Capital Raise documents or any other material agreement to which we are obligated; the occurrence of a bankruptcy event with respect to our company; our default on any of our obligations under any mortgage, indenture, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness involving an obligation greater than $100,000 that results in the acceleration of the due date of such indebtedness; the cessation of the eligibility of our common stock for listing or quotation on a securities exchange or the OTC Bulletin Board (“OTCBB”), where such listing or quotation cannot resume within 10 trading days; the cessation of the effectiveness of any documents pursuant to which the Purchasers obtained a security interest in our assets; the cessation of Saleen’s service as our President and Chief Executive Officer other than in the event we find a replacement acceptable to the Purchasers upon Saleen’s death, permanent disability, voluntary termination or termination by us for cause; our failure to deliver certificates to the Purchasers within 10 trading days after any conversion of the Notes; the rendering of a judgment against us in excess of $100,000; our breach of any representation or warranty under the Capital Raise documents; or our failure to timely file the reports required by the Exchange Act or the cessation of our obligation to file reports under Section 13 or 15(d) of the Exchange Act at any time after September 17, 2013.

Upon the occurrence of an event of default under the Notes, the outstanding principal amount of the Notes, plus accrued but unpaid interest, liquidated damages and other amounts owing in respect thereof through the date of acceleration, shall become, at the Purchasers’ election (which the Purchasers shall not make more than 30 days after the later of the date (a) such event of default is cured or otherwise resolved and (b) the Purchasers are aware of such cure or resolution), immediately due and payable in cash at the sum of (i) 120% of the then outstanding principal amount of the Notes, (ii) plus 100% of accrued and unpaid interest thereon, and (iii) all other amounts, costs, expenses and liquidated damages due in respect of the Notes.

On June 26, 2013, we also entered into a Security Agreement and an Intellectual Property Security Agreement with the Purchasers and each of our subsidiaries, pursuant to which all of our obligations under the Notes are secured by first priority security interests in all of our assets and the assets of each of our subsidiaries, including intellectual property. Upon an event of default under the Notes or such agreements, including the failure of any representation or warranty in the Security Agreement to be true in any material respect when made, our failure to observe or perform our obligations under the Security Agreement for 5 business days after delivery of notice of such failure or if any material provision of the Security Agreement shall be declared invalid or unenforceable, the Purchasers may be entitled to foreclose on any of such assets or exercise other rights available to a secured creditor under California, Florida, Michigan and Nevada law. In addition, under a Subsidiary Guarantee, each of our subsidiaries has guaranteed all of our obligations under the Notes.

On June 26, 2013 and in connection with the Capital Raise, we entered into a Registration Rights Agreement with the Purchasers pursuant to which, among other things, we agreed to provide registration rights with respect to the shares of our common stock underlying the Notes under the Securities Act and applicable state securities laws. The Registration Rights Agreement provides that we must register for resale 130% of the sum of the aggregate number of shares of our common stock issued or issuable upon conversion of the Notes as of the trading day immediately preceding the date the registration statement is initially filed with the SEC, or such other amount as may be required by the staff of the SEC pursuant to Rule 415.

The Registration Rights Agreement also provides that if (i) we do not file a registration statement on or before July 26, 2013, (ii) the registration statement is not declared effective on or prior to November 23, 2013, or (iii) after its effective date, the registration statement ceases to remain continuously effective and available to the Purchasers at any time prior to the date on which the Purchasers shall have sold all of the securities covered by such registration statement, subject to certain grace periods, then we must pay the Purchasers, as a result of any of the foregoing events and for each month thereafter that such event continues, an amount in cash as partial relief for damages equal to $15,000. The Purchasers have waived the requirements of clauses (i) and (ii) above.

Under the Registration Rights Agreement, we are also required to indemnify the Purchasers and their affiliates against any losses, claims or damages incurred in investigating, preparing or defending any action, claim or proceeding, whether pending or threatened, to which any of them may become subject insofar as such claims arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a registration statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other “blue sky” laws of any jurisdiction in which registrable securities are offered, or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of such registration statement, or contained in the final prospectus (as amended or supplemented, if we file any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in the light of the circumstances under which the statements therein were made, not misleading, (iii) any violation or alleged violation by us of federal securities laws, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the registrable securities pursuant to a registration statement or (iv) any violation of the Registration Rights Agreement. We are also required to file with the SEC in a timely manner all reports and other documents required under federal securities laws so long as we remain subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144 under the Act.

Each Purchaser agrees to indemnify us and our affiliates against any losses, claims or damages incurred in investigating, preparing or defending any action, claim or proceeding, whether pending or threatened, to which any of them may become subject insofar as such claims arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a registration statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other “blue sky” laws of any jurisdiction in which registrable securities are offered, or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of such registration statement, or contained in the final prospectus (as amended or supplemented, if we file any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in the light of the circumstances under which the statements therein were made, not misleading, (iii) any violation or alleged violation by us of federal securities laws, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the registrable securities pursuant to a registration statement or (iv) any violation of the Registration Rights Agreement; but only to the extent, that such violation occurs in reliance upon and in conformity with written information furnished to us by such Purchaser expressly for use in connection with the registration statement of which this prospectus is a part.

On May 8, 2013, W-Net and Verdad, formerly our two largest stockholders (the “Lenders”), and SMS, Saleen Automotive and Saleen (collectively, “Borrower”), entered a Bridge Loan and Security Agreement pursuant to which the Lenders loaned to Borrower an aggregate of $500,000 and Borrower issued to the Lenders Secured Promissory Notes. Following an event of default, the Secured Promissory Notes accrue interest at 10% per annum and had a maturity date of June 15, 2013. Borrower’s obligations under the Secured Promissory Notes were secured by a first priority security interest, subject to certain existing indebtedness, on all of the Saleen Entities’ assets. Borrower’s obligations under the Secured Promissory Notes were also guaranteed by Saleen. Borrower’s failure to pay when due amounts payable under the Secured Promissory Notes, its failure to observe any covenants under the bridge loan documents, a breach of its representations and warranties made pursuant to the bridge loan documents or its undergoing a bankruptcy or insolvency proceeding would have constituted an event of default. Upon the occurrence of an event of default, the Lenders could declare all obligations under the Secured Promissory Notes due and payable and could have foreclosed on the collateral securing such obligations. Upon the consummation of the Capital Raise, the obligations outstanding under the Secured Promissory Notes were converted into Notes in the same principal amounts.

We have the intention, and a reasonable basis to believe that we will have the financial ability, to make all payments on the Notes. We have generated revenue from the sale of our products and believe that we will be able to increase our revenues through the application of the proceeds from the Capital Raise and other financing transactions to increase our automotive assets and productivity. In the event that we do not generate sufficient additional revenue to repay the Notes prior to their maturity, we will seek alternative funding to pay our obligations under the Notes.

As of June 26, 2013, the date on which the Notes were sold, the total dollar value of the securities underlying the Notes that we have registered for resale was $8,375,184. This value is based on 9,305,240 shares of our common stock registered for resale in connection with the Notes multiplied by $0.90, the closing per share price of our common stock as quoted on the OTCBB as of June 26, 2013.

As of November 4, 2013, the total dollar value of the securities underlying the Notes that we have registered for resale is $4,001,476.80. This value is based on 9,305,240 shares of our common stock registered for resale in connection with the Notes multiplied by $0.43, the closing per share price of our common stock as quoted on the OTCBB as of November 4, 2013. This represents a decrease of $4,373,707.20 in the total dollar value of the securities underlying the Notes.

We issued the Notes to the selling stockholders with a per share conversion price ($0.075) having a discount of $0.825 to the closing per share price ($0.90) of our common stock on the OTCBB as of June 26, 2013, the date on which the Notes were sold. As of the date the Notes were sold, the selling stockholders would have realized a profit of $7,677,252 as a result of the conversion price discount for the shares of our common stock registered for resale in connection with the Notes.

Based on the closing price per share of our common stock on the OTCBB as of November 4, 2013 ($0.43), the discount of the conversion price to the closing price per share on November 4, 2013 is $0.355 per share. As of November 4, 2013, the selling stockholders would realize a profit of $3,303,544.80 as a result of the conversion price discount for the shares of our common stock registered for resale in connection with the Notes. This represents a decrease of $4,373,707.20 in the total profit the selling stockholders would have realized in connection with the sale of the shares of our common stock registered for resale in connection with the Notes.

The table below sets forth the calculation of the aforementioned potential profits as of June 26, 2013, the date on which the Notes were sold, and as of November 4, 2013.

Date	Market Price Per Share	Conversion Price Per Share	Total Shares Registered Under Notes	Combined Market Price of Total Shares Registered Under Notes	Combined Conversion Price of Total Shares Registered Under Notes	Total Discount to Market Price
6/26/13	$0.90	$0.075	9,305,240	$8,375,184.00	$697,932.00	$7,677,252.00
11/04/13	$0.43	$0.075	9,305,240	$4,001,476.80	$697,932.00	$3,954,948.00

Although the anti-dilution provisions (described above) included in the Notes could result in a change in the per share conversion price of the Notes upon the issuance or sale of shares of our common stock or common stock equivalents for a consideration per share below the then applicable per share conversion price, the new conversion price is not determinable until the date we actually issue such securities (if ever). The selling stockholders do not own any other convertible securities issued by us.

While the per share conversion price at which the selling stockholders will purchase the common stock underlying the Notes upon conversion represents a significant discount to the market price of our common stock on June 26, 2013, the date on which the Notes were sold, market prices for public shell companies, like ours prior to the Merger, are highly volatile, can have material increases and decreases based on immaterial share trades, and often do not take into account any rational business determination or valuation as to fair market value per share. As identified in the Risk Factors section above, the market price of our common stock is likely to be highly volatile because, for some time, there will likely be a thin trading market for our common stock, which causes trades of small blocks of stock to have a significant impact on the market price of our common stock. This is demonstrated by our historical price and trading activity. We believe that the total dollar values of the securities underlying the Notes that we have registered for resale and the potential profits resulting from discounts to the market price of the securities underlying the Notes that we have registered for resale reflect the volatility that results from trades of small blocks of our common stock.

The following table presents gross proceeds from the Capital Raise, all payments made to the selling stockholders, their related parties, and other parties from the gross proceeds raised in the Capital Raise, and the total possible profit resulting from conversion/exercise price discounts regarding securities underlying the Notes based on the market prices on June 26, 2013, the date of the sale and issuance of the Notes, and as of November 4, 2013 respectively:

Gross Proceeds (inclusive of the conversion of $500,000 of debt)	$3,000,000.00
Less Payments to Selling Stockholders:
Verdad Telecom, Inc.(1)	$68,658.06
$2,931,341.94
Less Payments to Selling Stockholders Contractually Related Party:
Selling Stockholder Legal Counsel(2)	$17,330.50
$2,914,011.44
Less Payments to Other Parties:
Company Corporate Legal Counsel(3)	$52,187.00
Company Independent Accounting Firm(4)	$102,688.00
Company Corporate Fees(5)	$2,000.00
Corporate Dividend(6)	$280,000.00
Net Proceeds	$2,477,136.44

Total Possible Profit Resulting from Conversion/Exercise Price Discounts Regarding Securities Registered in Connection With Notes (Based on a Market Price of $0.90)	$7,677,252.00
Total Possible Profit Resulting from Conversion/Exercise Price Discounts Regarding Securities Registered in Connection With Notes (Based on a Market Price of $0.43)	$3,303,544.80

(1)	Consists of fees paid to Verdad for reimbursement of expenses, consulting services and for Eric Stoppenhagen’s service as our sole officer and director prior to the Capital Raise.
(2)	We paid this fee to legal counsel to the selling stockholders in lieu of reimbursing W-Net for expenses required to be advanced pursuant to the Securities Purchase Agreement and the Merger Agreement. The selling stockholders had no relationship to their legal counsel other than pursuant to an engagement to render professional legal services. Scott Alderton, the trustee of Alderton, Gregory Akselrud, the manager of MyLi, Markiles and Wharton are partners in the selling stockholders’ legal counsel.
(3)	We paid this fee in connection with corporate legal services rendered to us prior to the Capital Raise.
(4)	We paid this fee in connection with accounting services rendered to us prior to the Capital Raise.
(5)	We paid this fee in connection with corporate and securities filing services rendered to us prior to the Capital Raise.
(6)	Aggregate amount of per share dividend of $0.035 declared on May 23, 2013 and paid on June 27, 2013 to the holders of record of our common stock as of May 23, 2013.

Based on a market price on June 26, 2013 of $0.90, the total of all possible payments as disclosed above ($522,863.56) plus the total amount of all discounts to the market price of the shares registered in connection with the Notes ($7,677,252.00), represents approximately 331% of the Net Proceeds ($2,477,136.44) calculated above, with an average over the four-year term of the Notes of approximately 83%.

Based on a market price on November 4, 2013 of $0.43, the total of all possible payments as disclosed above ($522,863.56) plus the total amount of all discounts to the market price of the shares registered in connection with the Notes ($3,303,544.80), represents approximately 154% of the Net Proceeds ($2,477,136.44) calculated above, with an average over the four-year term of the Notes of approximately 39%.

The following table presents the total possible payments to be made to the selling stockholders and any of their affiliates under the Notes in the first year following the sale of the Notes:

Net Proceeds	$2,477,136.44
Less Maximum First Year Payments
All Purchasers	$0.00
Net Proceeds Less Maximum First Year Payments	$2,477,136.44

Bridge Financings

On October 8, 2013, we entered into a Secured Promissory Note with W-Net pursuant to which W-Net loaned an aggregate of $500,000 to us. The note bears interest at the rate of 8% per annum, which is payable along with all principal under the note on October 7, 2014, unless earlier repaid. Our obligations under the note are secured by a second priority security interest in all of our assets, other than an S7 automobile in which W-Net has a first priority security interest. Our failure to pay within five business days after the due date amounts payable under the note, our failure to observe any covenants under the note for a period of five days following notice thereof, or our undergoing a bankruptcy or insolvency proceeding constitutes an event of default. Upon the occurrence of a payment or covenant event of default, the note will bear interest at a rate of 13% per annum on all past due amounts and, at W-Net’s option, the entire unpaid principal amount of the note plus accrued and unpaid interest thereon shall become immediately due and payable. Upon the occurrence of an insolvency event of default, the note will bear interest at a rate of 13% per annum and the entire unpaid principal amount of the note plus accrued and unpaid interest thereon shall become immediately due and payable.

On October 8, 2013, we entered into a Subscription Agreement with each of the Subscribers pursuant to which the Subscribers purchased from us an aggregate of 1,333,332 shares of our common stock at a per share price of $0.15 for aggregate proceeds of $200,000.

Pursuant to the Subscription Agreements, we were required to offer to the Subscribers the right to request inclusion of the shares purchased in the October Financing in the registration statement we filed for the Purchasers in the Capital Raise. Upon the request of a Subscriber to include such Subscriber’s shares in such registration statement, we were required to use reasonable efforts to include as many of the shares requested to be included in such registration statement as practicable, on a pro rata basis as the securities included in such registration statement for the Purchasers.

In connection with the October Financing, we entered into a letter agreement dated September 27, 2013 with Ascendiant Capital Markets, LLC, a registered broker-dealer (“Ascendiant”), pursuant to which we agreed to pay Ascendiant, upon consummation of a financing transaction with parties introduced by Ascendiant during the term and for 12 months following the termination of the letter agreement, 9% of the gross proceeds raised in such transaction from parties introduced by Ascendiant, and to issue to Ascendiant a warrant to purchase shares of our common stock equal to 9% of the equity sold in such transaction. We also agreed to pay Ascendiant, upon consummation of a financing transaction with parties not introduced by Ascendiant during the term of the letter agreement, 3% of the gross proceeds raised in such transaction from parties not introduced by Ascendiant, and to issue to Ascendiant a warrant to purchase shares of our common stock equal to 3% of the equity sold in such transaction. In connection with the October Financing, we paid Ascendiant $6,000 and issued a warrant to purchase 40,000 shares of our common stock, having an exercise price of $0.15 per share and a term of 3 years. The letter agreement has a term of one year, subject to termination upon 10 days notice. Any compensation and reimbursements due to Ascendiant upon termination of the letter agreement survive termination of the letter agreement.

As of October 8, 2013, the date on which the Subscribers acquired shares of our common stock, the total dollar value of the shares of our common stock acquired by the Subscribers that we have registered for resale was $147,082.32. This value is based on 300,168 shares of our common stock registered for resale by the Subscribers multiplied by $0.49, the closing per share price of our common stock as quoted on the OTCBB as of October 8, 2013.

As of November 4, 2013, the total dollar value of the securities underlying the shares of our common stock held by the Subscribers that we have registered for resale was $129,072.24. This value is based on 300,168 shares of our common stock registered for resale by the Subscribers multiplied by $0.43, the closing per share price of our common stock as quoted on the OTCBB as of November 4, 2013. This represents a decrease of $18,010.08 in the total dollar value of the securities underlying the shares of our common stock registered for resale by the Subscribers.

We sold the shares of our common stock registered for resale by the Subscribers at a per share price ($0.15) having a discount of $0.34 to the closing per share price ($0.49) of our common stock on the OTCBB as of October 8, 2013, the date on which such shares were sold. As of the date such shares were sold, the Subscribers would have realized a profit of $102,057.12 as a result of the price discount for the shares of our common stock registered for resale by the Subscribers.

Based on the closing price per share of our common stock on the OTCBB as of November 4, 2013 ($0.43), the discount of the sale price to the closing price per share on November 4, 2013 is $0.28 per share. As of November 4, 2013, the selling stockholders would realize a profit of approximately $84,047.04 as a result of the price discount for the shares of our common stock registered for resale by the Subscribers. This represents a decrease of $18,010.08 in the total profit the Subscribers would have realized in connection with the sale of the shares of our common stock registered for resale in connection with the October Financing.

The table below sets forth the calculation of the aforementioned potential profits as of October 8, 2013, the date on which the shares of our common stock were sold to the Subscribers, and as of November 4, 2013.

Date	Market Price Per Share	Purchase Price Per Share	Total Shares Registered Under Notes	Combined Market Price of Total Shares Registered Under Notes	Combined Purchase Price of Total Shares Registered Under Notes	Total Discount to Market Price
10/8/13	$0.49	$0.15	300,168	$147,082.32	$45,025.20	$102,057.12
11/04/13	$0.43	$0.15	300,168	$129,072.24	$45,025.20	$84,047.04

While the per share purchase price at which the Subscribers purchased shares of our common stock in the October Financing represents a significant discount to the market price of our common stock on October 8, 2013, the closing date of the October Financing, market prices for emerging growth companies are highly volatile, can have material increases and decreases based on immaterial share trades, and often do not take into account any rational business determination or valuation as to fair market value per share. As identified in the Risk Factors section above, the market price of our common stock is likely to be highly volatile because, for some time, there will likely be a thin trading market for our common stock, which causes trades of small blocks of stock to have a significant impact on the market price of our common stock. This is demonstrated by our historical price and trading activity. We believe that the total dollar values of the securities issued in the October Financing that we have registered for resale and the potential profits resulting from discounts to the market price of the securities underlying such securities reflect the volatility that results from trades of small blocks of our common stock.

Based on information obtained from the selling stockholders, in the ordinary course of trading securities positions the selling stockholders may enter into short sales. However, no such short sales were entered into prior to the public announcement of any private placement pursuant to which the applicable securities were acquired by the selling stockholders and the selling stockholders are aware of and adhere to the position of the Staff of the SEC set forth in Item A.65 of the SEC’s Telephone Interpretations Manual.

Business of Saleen Automotive

General Overview

Immediately prior to the Closing, we were a public “shell” company with nominal assets. As a result of the Merger, we are solely engaged in the Saleen Entities’ business. With respect to this discussion, the terms “we,” “us,” “our” and “our company” refer to Saleen Automotive, Inc., a Nevada corporation and its wholly-owned subsidiaries Saleen Automotive and SMS.

We design, develop, manufacture and sell high performance cars built from base chassis’ of Ford Mustangs, Chevrolet Camaros, and Dodge Challengers. We are a low volume specialist vehicle design, engineering and manufacturing company focusing on the mass customization (the process of customizing automobiles that are mass produced by the manufacturers (Ford, Chevrolet and Dodge)) of OEM American Sports Cars and the production of high performance USA-engineered racing cars. A high performance car is an automobile that is designed and constructed specifically for speed. The design and construction of a high performance car involves not only providing a capable power train but also providing the handling and braking systems to support it.

Saleen-branded products include a complete line of upgraded muscle cars, high performance cars, automotive aftermarket specialty parts and lifestyle accessories. Muscle cars are any of a group of American-made 2-door sports coupes with powerful engines designed for high performance driving. We are also developing an American supercar along with hybrid and zero-emission vehicles for commercial applications and consumer markets.

Our customers worldwide include muscle and high performance car enthusiasts, collectors, automotive manufacturers, retail dealers, television and motion picture production, and consumers in the luxury supercar and motorsports market. We plan to develop a network of company-owned branded stores to complement our existing retail dealer locations.

We utilize automobile manufacturers Ford, Chevrolet and Dodge platform vehicles for our muscle and performance vehicle production. All aftermarket parts and accessory products are engineered and manufactured exclusively by us. Our current retail outlets for our products are Ford, Chevrolet and Dodge dealers authorized by their manufacturers (Ford, General Motors, Dodge) who fully approve all engineering upgrades.

We plan to return as a global high performance automotive brand and expand our production, sales and marketing operations extensively within the markets of the USA and into multiple international markets. We also plan to open our own retail outlets, market our expertise in specialist engineering and design services to third party clients, develop our own motorsport program and develop and introduce an American supercar.

We incurred net losses of $2,903,559 and $2,988,116 during the twelve months ended March 31, 2012 and 2013, respectively, and net losses of $2,443,244 and $829,985 for the three months ended June 30, 2013 and 2012, respectively, and losses are expected to continue in the near term. Net cash used by operating activities for the twelve months ended March 31, 2013 totaled $1,779,345 after the cash used in the net loss of $2,988,116 was decreased by $534,430 in non-cash charges and by $674,342 in changes in the working capital accounts. Net cash used by operating activities for the three months ended June 30, 2013 totaled $1,584,811. As of June 30, 2013, we were delinquent in payment of $351,710 of payroll taxes, and $819,903 of outstanding notes payable are in default. The default of $819,903 of outstanding notes payable could adversely affect our business if the note holders were to initiate collection litigation for payment of these notes. We have been funding our operations through private loans and the sale of common stock in private placement transactions. Management anticipates that significant additional expenditures will be necessary to develop and expand our automotive assets before significant positive operating cash flows will be achieved. Our independent auditors have expressed substantial doubt of our ability to continue as a going concern.

Our ability to continue as a going concern is dependent upon our ability to raise additional capital and to ultimately achieve sustainable revenues and profitable operations. We are currently in discussions with several banks and private lenders to obtain additional debt or equity financing. There is no guarantee that we will be able to obtain additional financing and the default of $819,903 of outstanding notes payable could make it difficult for us to obtain additional funding.

To maximize our cash on hand we initiated our cost reduction program during July, 2013 and these cost reductions have reduced our monthly costs by approximately $50,000 based on the measures described below. We have changed our hiring practices by advertising directly for engineering and production staff in lieu of utilizing outside placement firms that have charged up to 20% of the employees’ salaries. We have successfully hired personnel from a major automotive manufacturer in Anaheim, California that recently went through staffing cutbacks. We are reducing reliance on Michaels Law Group, our outside litigation counsel, by settling pending litigation matters. We have also reduced our costs with our outside CFO services provider, Miranda & Associates, by negotiating a flat monthly fee for CFO support services and hiring a full time internal controller. We anticipate that the only costs of our cost reduction program will be in management time, which is difficult to quantify monetarily since the amount of time our management will need to implement the plan over the next year is currently unknown. There is no guarantee that our planned cost reductions will be achieved.

To partially satisfy our need for capital, on October 8, 2013, we entered into a Secured Promissory Note with W-Net pursuant to which W-Net loaned us an aggregate of $500,000. In addition, on October 8, 2013, we entered into a Subscription Agreement with each of the Subscribers pursuant to which the Subscribers purchased from us an aggregate of 1,333,332 shares of our common stock at a per share price of $0.15, for aggregate proceeds of $200,000.

History and Background

The Saleen brand, started by former racing driver Steve Saleen, began in 1983. Saleen used his business degree from USC, coupled with experience in his father’s manufacturing business, to build the Saleen brand. Saleen began auto crossing, then rapidly moved into SCCA pro series (Formula Atlantic, Trans-Am Championship, Sport Truck racing) and then into Indy car racing.

On July 1, 2008, following his affiliation with several predecessor automotive companies bearing the “Saleen” brand, Saleen established SMS Signature Cars. SMS commenced operations in Corona, California, producing high performance automobiles and selling automotive aftermarket parts. SMS expanded the historical offering of mass customized Mustangs into a broader line of vehicles including Chevrolet Camaros and Dodge Challengers. SMS also was contracted to produce specialty vehicles for the movie “Bullet” and recently completed a contract to produce replica supercars for a movie that is currently under development by a major movie production company. During the year ended March 31, 2013, this contract to produce replica supercars represented 46% of our total revenues.

On July 21, 2011, Saleen and a group of private investors established Saleen Electric Automotive, Inc., a Florida corporation (“SEA”). SEA had identified opportunities in the commercial electric vehicle market and was formed to develop a line of electric delivery vans, automobiles, and high capacity chargers. On April 26, 2012, Saleen Electric Automotive, Inc. changed its name to “Saleen Automotive, Inc.”

On April 2, 2012, Saleen announced that after several years of litigation with the former Saleen, Inc., he had successfully regained control of the Saleen brand and products that he had created. Pursuant to the Assignment and License Agreement, as amended, we own certain intellectual property that relates to the “Saleen” brand name and related rights as listed in the Assignment and License Agreement, as amended, including various design patents for superchargers and trademarks related to the “Saleen” brand, and we license from Saleen the right to use his image, signature, full name, voice, biographical materials, likeness, and goodwill associated with the “Saleen” brand.

Our Vehicles, Products and Services

We currently provide or intend to provide the following products and services:

High Performance Cars: We are a leader in the mass-customization of OEM American sports cars, building them into Saleen-branded performance cars through a transformational process in which every part we incorporate into the vehicle is designed, engineered, tooled, tested, manufactured and certified by us or under our control for the entire vehicle. We are currently converting Ford Mustangs, Chevrolet Camaros and Dodge Challengers. The current product line of high performance vehicles includes the Saleen 570 and 570X Challenger, the Saleen 302 and 302SC and S351 Mustang and the Saleen 620 and 620X Camaro. During the year ended March 31, 2013, we produced and sold 28 high performance cars comprised of 21 Mustangs, 4 Camaros, and 3 Challengers.

Performance Parts: We manufacture and distribute specialty automotive aftermarket parts and accessories to our base of over 25,000 loyal Saleen automotive enthusiasts in the U.S. and overseas.

American Supercars: We are currently designing an American supercar that will be manufactured and sold through our Supercars division and our retail stores. The term supercar describes an expensive (approximately $250,000 or more), limited production, fast or powerful (capable of reaching speeds in excess of 180 miles per hour) sports car with a centrally located engine. There are supercar models built by foreign manufacturers including Lamborghini and Ferrari.

Motorsports & Engineering Services: We provide contract design, engineering and product development services. We recently completed a contract for a major Hollywood movie producer to develop and manufacture working replicas of high performance racing “supercars” to be featured in a new movie. During the year ended March 31, 2013, we had one contract for design, engineering and product development services. As of August 29, 2013, we do not have any contracts for our design, engineering or product development services.

Battery Electric Vehicles: We plan to develop a line electric battery electric vehicles (or BEVs) for commercial and consumer oriented applications, utilizing the same mass-customization process used with our high performance vehicles and existing facilities to overlay the BEV design on selected new OEM automobile chassis designed for internal combustion engines. Our business strategy in this BEV market is to utilize certain models of Ford, Chevrolet or Dodge vehicles that are mass produced as the base chassis’ of the vehicles that we will convert into BEV’s by installing electric drive systems. We have engaged in some research and development efforts to convert a Ford utility van into an electric van. The timeline for completion of the development and testing of this initial electric vehicle is nine months to a year. The key steps involved in this product development initiative are (1) developing a suitable electric drive system, (2) developing a suitable battery charger system and (3) testing and recertifying the vehicle. We estimate that the costs of step 1 will range from $200,000 to $300,000, step 2 will range from $150,000 to $200,000 and step 3 will range from $60,000 to $100,000. Due to our current funding constraints we do not plan to start the development of this product until we are able to raise additional funding from debt or equity sources. The factors that we may consider in determining whether to pursue this product line are (1) commercial price point for the electric vehicle, (2) range of the vehicle, (3) market opportunity for the product line, (4) costs of developing a sales distribution network, (5) market size and growth potential and (6) profitability of the product line. Once we have completed our product development and testing process, we will further consider what steps we will take, budget we will require, and funding we will pursue to develop our battery electric vehicle business. There is no guarantee that we will have sufficient funds to develop our battery electric vehicle business line.

Retail Distribution Outlets: While we presently do not have any retail stores in operation, we intend to open a network of retail branded stores that will become a primary sales channel for our high performance vehicles, supercars, aftermarket parts and accessories, founded on the concept of the former retail store in Southern California that was operated by one of our predecessor companies. The concept of this store is based on a location inside a major retail mall whereby customers can see floor models of our vehicles and purchase parts and accessories. Customers interested in purchasing a vehicle may arrange to test drive vehicles that will be parked nearby. A buyer of our cars will meet with a sales representative to custom select the vehicle model, colors, upgrades, and place the order. Saleen apparel, presently sold online, is branded under the Saleen Lifestyle, Saleen Performance, Saleen Racing and Heritage marquees. We intend to operate these stores in high traffic malls in major cities where Saleen has a customer base, such as Orange County, Los Angeles, San Jose, Miami and other locations.

Technology, Design and Engineering Capabilities

We believe the core competencies of our company are high performance car design and vehicle engineering. Our core intellectual property is contained within our supercharger and related performance enhancing products.

Our engineering team is staffed with experienced and dedicated professionals with a wide range of expertise in providing design, analysis, and prototyping and validation capabilities to the global vehicle industry. We offer in-house expertise in areas ranging from chassis, body and power train, NVH (noise, vibration, harshness) engineering, electrical systems, thermal systems and CAE (computer aided engineering). We provide seamlessly integrated services in a broad range of engineering disciplines through a unique mix of automotive engineering expertise and motorsports carefully matched to their position specifications. Our engineering team utilizes the most technically advanced engineering tools available in a results-driven and highly stimulating environment.

Our product development methodology is designed to ensure a disciplined and quantifiable approach that emphasizes quality and progress accountability as follows:

·	Market Definition and Potential
·	Product Definition
·	Realistic Revenue Targets
·	Design and Engineering
·	Prototyping
·	Testing
·	Volume Production Engineering
·	Product Launch
·	Success Reporting and Measurement
·	Product Enhancement Plan

Over a 30-year history, our founder, Saleen, has developed his core competency in the design, engineering, manufacturing, marketing and sales of high performance vehicles as well as developed or acquired the technology to apply the same processes to the production of high performance vehicles. Specifically, we have expertise with respect to the following:

·	Engineering Capabilities
·	Suspension & Chassis
·	Powertrain
·	Certification
·	Engineering Tools
·	CAD Systems
·	Data Acquisition Systems
·	ETAS Calibration Tools
·	Crash Simulation Software
·	Suspension Simulation Software
·	CFD, Fluid Simulation Software
·	Design and Prototyping Capabilities
·	Style & Design Center
·	Full product development from the first sketch to final production
·	Manufacturing, Assembly and Production

Our manufacturing and assembly teams collaborate regularly with the engineering development team to ensure that the appropriate processes, tooling, sourcing and timing is considered early in every program. Sharing of ideas throughout the business ensures that every aspect of a program is considered and understood by the entire enterprise.

We utilize the most current design, testing and prototyping systems in our manufacturing process, some of which include: Adams Kinematics - CAD (Computer Aided Design) - CFD (Computational Fluid Dynamics) - FEA (Finite Element Analysis) -- CAM (Computer Aided Machining) - Rapid Prototyping - Machine Tools - Composites Manufacturing - Wind Tunnel – Pam Crash for crash simulation and design of occupant safety systems.

Vehicle Limited Warranty Policy

We provide a three-year or 36,000 mile New Vehicle Limited Warranty with every Saleen 302 and 302SC Mustang, Saleen 570 Challenger, and Saleen 620 Camaro high performance vehicle. We provide a one-year or 12,000 miles New Vehicle Limited Warranty with every Saleen 351 Mustang, Saleen 570X Challenger, and Saleen 620X Camaro high performance vehicle. The vehicle limited warranty applies to installed parts and/or assemblies in new Saleen high performance cars. All of the unaltered parts are covered under the original full warranty of the OEM manufacturer of the base vehicles (Ford, Chevrolet, and Dodge).

Product Development Initiatives

Our “racing culture” is a mindset embedded throughout our company that drives all employees to continue to identify new product development initiatives that will continue to fuel our growth engine. Our new products and business opportunities currently under development include the following initiatives.

New Saleen Supercar: The new Saleen-branded supercar is presently in the development phase by our engineering division. Using the past experience of Saleen and other members of our design and engineering team, we plan to expand our product offerings into the American supercar sector. We estimate that the development costs of our supercar will range from $1.0 to $2.0 million and will take approximately twelve months to complete a prototype. We have a concept drawing of our supercar but, given our present limited availability of funds, do not plan to commence further development activities until we are able to raise additional capital. We have yet to determine the specific steps required to develop our new supercar, the budget breakdown for the development process, or the funding we will pursue to meet the development costs.

The value of the nationality of a supercar should not be underestimated. The European supercar manufacturers, who have dominated this market for the last 60 years, at times have given way to US dominance in the form of the original Ford GT40 and again with the Ford GT. There is significant international demand for US-engineered high performance automobiles and a lack of product from US manufacturers.

The USA remains, at this time, a significant portion of the supercar market which we intend to target for our new Saleen-branded supercar. While there is a significant international demand for these vehicles, we plan to focus our efforts on the US market due our present limited cash resources. With the brand values and image of Saleen to promote the new car, we anticipate that this new entry will achieve our projected commercial and performance objectives. However, there is no guarantee that we will be able to achieve such objectives.

Electric Vehicle Technologies: Our engineering team includes a noted expert on the development of electric vehicle technologies. Applications of electric power trains include select commercial vehicles including delivery vans and trucks.

The federal government has several initiatives underway to support the development of electric vehicles. California is the most progressive state that supports the development of electric vehicles. We intend to target both domestic and international opportunities for electric vehicle technologies and product applications.

There are numerous obstacles for electric vehicle manufacturers, including the absence of a well developed supply chain, capacity constraints, high initial fixed and variable costs, and dependence on large commercial customers who may exert substantial pricing pressures.

Our approach to electric vehicle product development is to leverage Saleen’s 30 year expertise in the mass customization of gasoline powered vehicles. We will utilize existing chassis of vehicles produced by the major OEMs and modify these vehicles into battery electric vehicles.

Tesla and many established and new automobile manufacturers have entered or have announced plans to enter the alternative fuel vehicle market. Major manufacturers, including General Motors, Toyota, Ford and Honda, are each selling hybrid vehicles, and certain of these manufacturers have announced plug-in versions of their hybrid vehicles. We do not have the significant financial and manufacturing resources of these major players in the electric vehicle industry. However, as a small manufacturer with expertise in modifying and improving vehicles produced by OEMs, we believe we can be competitive on smaller scale electric vehicle opportunities.

Supply Chain

We use over 1,000 purchased parts which we source globally from over 100 suppliers, many of whom are currently our single source suppliers for these components. We have developed close relationships with several key suppliers particularly in the procurement of body components and certain other key system parts. While we obtain components from multiple sources whenever possible, similar to other automobile manufacturers, many of the components used in our vehicles are purchased by us from a single source. We are currently expanding our supplier sources to reduce the risk of a single source supplier adversely affecting our operations. To date, we have expanded from one to two suppliers, the sources from which we obtain one of our automobile body components. We will continue our efforts to reduce our dependence on single source suppliers.

Marketing Strategy

Our principal marketing goals are to:

·	generate demand for our vehicles and drive leads to our sales teams;
·	build long-term brand awareness and manage corporate reputation;
·	manage our existing customer base to create loyalty and customer referrals; and
·	enable customer input into the product development process.

We operate as an Original Equipment Manufacturer (OEM) producing muscle and high performance cars.

We currently manufacture Ford Mustangs, Chevrolet Camaros and Dodge Challengers into Saleen-branded high performance cars through a transformational process in which every part incorporated into the vehicle is designed, engineered, tooled and extensively tested before being manufactured and moved into the conversion production process. It is our belief that this conversion process, while not unique, is an important differentiator from our competitors due to the reputation of the Saleen brand.

We also manufacture and distribute Saleen-branded specialty automotive aftermarket parts and accessories directly to an ever growing base of loyal automotive enthusiasts in both the U.S. and internationally. Additionally, many of these parts and accessories are marketed and sold to Mustang, Camaro, Challenger and Ford Truck owners.

Our Saleen-branded high performance cars are sold through Ford, Chevrolet and Dodge retail dealers in the US nationwide. We currently have arrangements with approximately 20 dealers located throughout the United States and are growing our dealer distribution network. Our dealer agreements provide for an exclusive dealer marketing area in which the applicable dealer can promote our products based on our current product price list. The key terms of our dealer agreements include (a) target dealer product sales goals, (b) exclusive dealer marketing territories and (c) a one-year term, renewable annually. Our agreements may be terminated if our dealers fail to meet our target dealer product sales goals. Our dealer territories are generally based on the local dealers’ county geographical boundaries; however, we may have multiple dealers in densely populated counties such as Los Angeles or San Francisco. Our dealers earn a markup on the sale of our products at the time that the sale is completed upon delivery of the vehicle. We recognize revenue from the sale of our products when there is persuasive evidence that an arrangement exists, delivery of the product has occurred and title has passed, the selling price is both fixed and determinable, and collectability is reasonably assured, all of which generally occurs upon shipment of our products to the dealer or customer pickup at the factory.

Our Motorsports and Engineering Services division previously contributed to our brand awareness through a contract with Dreamworks SKG to provide design, engineering and product development services to Dreamworks SKG. The contract was entered into on October 1, 2012 to produce thirteen supercar replicas to be delivered as produced under a schedule that called for the final delivery by January 25, 2013. The initial agreement was for $2,760,150 but was later amended to $1,367,484 when the scope of work was modified by Dreamworks SKG. The initial scope of work of the contract included two subtasks to be performed by our subcontractors at a total cost of $1,392,666. The modification to the scope of work, which was not part of the original agreement but was requested by Dreamworks SKG, resulted in Dreamworks SKG contracting directly with our subcontractors for these subtasks thereby reducing the contract amount that remained for our tasks. We accepted the modification of the scope of work requested by Dreamworks SKG as it reduced our performance risk on the contract since we were no longer responsible for managing the work of the subcontractors and bearing responsibility for the subcontractors’ deliverables. The contract has ended and we presently do not expect to have these types of contract modifications in our future contracts. The contract was completed during January 2013.

While we presently do not have any retail stores in operation, we intend to open a network of retail branded stores that will become a primary sales channel for our high performance vehicles, supercars, aftermarket parts and accessories. We intend to market and sell to end consumers not only through our existing dealer network but also through our company-owned stores. We will also be able to better service our dealer network by region as we open retail stores. Initially, we plan to open stores in southern California, northern California and south Florida. We have not yet determined the cities in which we will locate these stores. We will conduct a market assessment of cities within the regions listed above to determine the optimum locations for the stores. The estimated cost to open each store is $1 million. We have yet to determine the specific steps that we will undertake to open a retail store, the specific budget line items for each store opening, or the funding we will pursue to open the retail stores. Given our current cash constraints, limited operating history and history of losses, we have planned for a three year roll out of these retail stores at the rate of one new store per year, however we have yet to determine the specific time frame in which we will commence the roll out. In addition, there is no guarantee that we will have the funding necessary to open any retail stores.

Our annual operating budget includes a commitment to effective marketing, advertising and promotional efforts in order to further strengthen awareness of our brand and expose our products to a larger audience. We will contract with marketing and advertising businesses with experience marketing and promoting specialty automotive brands to further promote our business. For the fiscal year ending March 31, 2014, we have budgeted $500,000 for our marketing and advertising program and initiated our marketing program during July, 2013. We will utilize various performance-based advertising metrics to measure the effectiveness of our sales and marketing campaigns. These metrics will include CPM (“Cost per Thousand”), PPC (“Pay per click”), and “pay per call” for our Internet advertising. Other advertising metrics will include CPL (“Cost per Lead”), directory assistance call measurement, and print ad coupon responses. CPM is defined as a “cost per thousand” pricing model whereby the merchant is charged a fee per thousand impressions – the number of times people view an advertisement. PPC is defined as a “pay per click” pricing model in which the merchant pays the website owner when the ad is clicked. PPC is also defined as “pay per call” whereby the merchant pays the service provider a fee per call for connecting the consumer to the advertised number. CPL is defined as “cost per lead” whereby the merchant pays for an explicit sign-up from an interested consumer interested in the advertised offer.

As such, we will carry out:

Events Marketing: As a high performance specialty manufacturer, we take pride in attending events on the international auto show circuit such as in Los Angeles, Detroit, New York, Pebble Beach, Amelia Island, Paris and Tokyo. The major car shows we plan to participate in include Detroit, Pebble Beach, Chicago, New York, and Los Angeles. The cost of these major shows are approximately $100,000 per show. We also participate in regional car shows that generally cost between $2,500 to $10,000 per show. Our participation in each event includes securing a trade booth to display our products, holding press events to announce new models, and networking with attendees and dealers at the shows. Given our present limited availability of funds, we do not plan to participate in international auto show circuit events and regional car shows that require us to expend significant capital until we are able to raise additional capital. There is no guarantee that we will be able to obtain this type of funding at the present time nor can we guarantee that we will be able to attend such shows.

Print Marketing: Our print marketing strategy will include purchased ad space targeted to our customer base as well as free press through press releases of newsworthy or entertainment-worthy information. The estimated costs of purchased ad space will vary by target market, but generally runs from $2,500 to $10,000 per ad. We may purchase ad space at international car show venues from time to time as we determine and in keeping with our marketing budget in cities where our dealers are actively engaged in promoting our vehicles.

We plan on expanding our business model internationally by identifying strategic partners in targeted countries throughout the world. Initial targeted areas are the Middle East, China and India. Once a strategic partner is identified in a particular country, we and our strategic partner will jointly develop a business plan for that country. Given our limited cash resources, we will need to raise $1 to $2 million of additional capital to expand our marketing initiatives and to realize our plans regarding international expansion. There is no guarantee that we will be able to raise this additional capital for our international expansion program. We will encounter significant challenges expanding our business model internationally due to our limited business experience operating in these markets, the current general economic slowdown in China and India, and uncertainty about the amount of capital needed to successfully expand internationally.

Sales Strategy

We currently sell our high performance cars through a network of Ford, Chevrolet and Dodge dealers. Our dealer sales team is continuing to increase our base of dealers. We currently have arrangements with 20 dealers located throughout the United States (in the states of California, Florida, Idaho, Massachusetts, Michigan, New York, Oregon, Rhode Island, South Dakota, Texas, Utah and Washington) and are increasing our dealer network at the rate of 2-3 new dealers per month.

We plan to sell and service our vehicles through our company-owned sales and service network in North America. Our intent is to offer a compelling customer experience while gathering rapid customer feedback and achieving operating efficiencies, warranty service, pricing, and the development of the Saleen brand. Our Saleen-branded stores will not carry large vehicle inventories and, as a result, will not require corresponding large floor spaces. We believe the benefits we receive from distribution ownership will enable us to improve the speed of product development and improve the capital efficiency of our business. Sales through these retail channels will be generated across the following platforms:

New Vehicle Sales: Our retail outlets will act as a primary retail channel for all Saleen-branded vehicles and financing programs. All staff will be thoroughly trained and certified to sell and market the vehicles, products and apparel. Once the new Saleen-branded supercar model is developed, it will be sold in the stores. We have not determined the cost of hiring and training our sales staff. We will undertake to estimate these costs upon the planning of our first store opening.

Technical Performance Sales: All retail outlet staff members will be highly trained technical staff members, able to educate consumers’ interest in high performance Saleen-branded products. Our retail store based technical staff will be trained by our engineering and production staff. Each retail outlet will handle scheduling of installation of our patented performance parts or provide technical guidance for the more hands-on consumers who want to self-install performance parts.

Lifestyle Performance Sales: Each retail outlet’s staff will be the showcase for our diverse range of lifestyle accessories and apparel, including clothes, driving shoes, watches, eyewear, posters, books and model cars, among others.

We plan to sell our performance parts, aftermarket parts and accessories, and high performance vehicles through our retail stores and over the Internet. We sell some of our automotive aftermarket parts on the Internet, and our website address is www.saleen.com. We may need to comply with state regulations or seek waivers from regulatory authorities in various states to facilitate Internet sales of our vehicles in those states. We are currently selling some of our aftermarket automotive aftermarket parts over the Internet. We have not yet determined when we will begin to sell our high performance vehicles over the Internet. We have also not determined the specific steps that we will take to develop this Internet sales platform. We have engaged an information technology services provider to assist us in developing our Internet sales platform. Once our information technology services provider has completed an assessment, we will further consider what steps we will take, budget we will require, and funding resources we will pursue. There is no guarantee that we will have sufficient funds to develop our Internet sales platform.

Automotive Aftermarkets Parts Market

The specialty equipment and parts market includes products used to modify the performance and appearance, and/or handling of vehicles. There are no guarantees that we will be able to acquire a sufficient market share of the automotive aftermarkets parts market.

Supercars Market

Based on current sales of supercars, we believe that there is a solidly growing market globally for dependable, American-made supercars offering demonstrably superior performance with revolutionary styling and design characteristics.

Regulation—Vehicle Safety and Testing

Our vehicles are subject to, and we comply with, or are exempt from, numerous regulatory requirements established by the NHTSA, including all applicable United States federal motor vehicle safety standards (FMVSS). Our high performance cars fully comply with all FMVSSs without the need for any exemptions. As a manufacturer, we must self-certify that a vehicle meets, or otherwise obtain an exemption from, all applicable FMVSSs before the vehicle can be sold in the United States.

We are also required to comply with other requirements of federal laws administered by the NHTSA, including the Corporate Average Fuel Economy standards, Theft Prevention Act requirements, consumer information labeling requirements, early warning reporting requirements regarding warranty claims, field reports, death and injury reports and foreign recalls, and owner’s manual requirements.

The Automobile Information and Disclosure Act requires manufacturers of motor vehicles to disclose certain information regarding the manufacturer’s suggested retail price, optional equipment and pricing. In addition, the Act allows inclusion of city and highway fuel economy ratings, as determined by the EPA, as well as crash test ratings, as determined by the NHTSA, if such tests are conducted.

Regulation—EPA Emissions & Certificate of Conformity

The Clean Air Act requires that we obtain a Certificate of Conformity issued by the EPA and a California Executive Order issued by the California Air Resources Board (“CARB”) with respect to emissions for our vehicles. The Certificate of Conformity is required for vehicles sold in states covered by the Clean Air Act’s standards and both the Certificate of Conformity and the Executive Order is required for vehicles sold in states that have sought and received a waiver from the EPA to utilize California standards. The California standards for emissions control for certain regulated pollutants for new vehicles and engines sold in California are set by the CARB. States that have adopted the California standards as approved by the EPA also recognize the Executive Order for sales of vehicles.

Some states have laws providing that a manufacturer cannot deliver a vehicle to a resident of such state except through a dealer licensed to do business in that state. We will therefore be required to either obtain a dealer license in such states, partner with a licensed dealer or obtain an exemption from such requirements in connection with sales of our vehicles over the Internet. We have not commenced the process to obtain a dealer license in states requiring such licenses, and are currently determining our strategy with respect to sales of our vehicles in such states.

In addition, some states have requirements that service facilities be available with respect to vehicles sold in the state, which may be interpreted to also require that service facilities be available with respect to vehicles sold over the Internet to residents of the state. In the event that such regulations are applicable to vehicles sold over the Internet, we will be limited in our ability to sell vehicles in such states to the extent that we do not have qualifying service facilities.

The foregoing examples of state laws governing the sale of motor vehicles are just some of the regulations we face as we sell our vehicles. In many states, the application of state motor vehicle laws to Internet sales is largely without precedent, and would be determined by a fact specific analysis of numerous factors, including whether we have a physical presence or employees in the applicable state, whether we advertise or conduct other activities in the applicable state, how the sale transaction is structured, the volume of sales into the state, and whether the state in question prohibits manufacturers from acting as dealers. As a result of the fact specific and untested nature of these issues, and the fact that applying these laws intended for the traditional automobile distribution model to our sales model allows for some interpretation and discretion by the regulators, state legal prohibitions may prevent us from selling to consumers in such state.

We anticipate that the costs and effects of complying with the aforementioned environmental laws will range from $100,000 to $250,000.

Competition

Domestic United States auto sales are currently at their highest pace in over four years since the financial crisis hit. We believe that the boost in sales is poised to reverberate through the world’s largest economy with a spillover into production, profits and jobs for Americans.

Competition in this industry is in most cases based on reputation, prestige, quality, service and overall price. A strong combination of all these areas tends to attract repeat and loyal customers and enthusiast. Consumers tend to shop for name brand and expect high customer service levels. Promptness of service also matters because customers want and need their cars back as soon as possible.

In addition to customer service, name or brand recognition and reputation play an important role in determining how competitive an auto customization business is.

The location of retail outlets is another crucial competitive factor defining this industry. A location is best determined by a combination of population distribution, average income levels and the number of vehicle registrations and existing competitors. The optimum combination results in a location that often allows the company to achieve economies of scale in terms of advertising and distribution costs.

Our primary competition will come from other high-end cars, their manufacturing companies, and third-party companies that specialize in customization for these cars. These companies include Acura, Aston Martin, Audi, Ferrari, Ford GT, Lamborghini, Lexus, McLaren, and Porsche.

Intellectual Property

Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including know-how, employee and third party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. SMS and Saleen Automotive own trademarks registered with the U.S. Patent and Trademark Office. In addition, we now own the Saleen “brand” registered trademarks as well as other unregistered common law trademarks.

We currently market our products using the Saleen name and logo, as well as the name and likeness of Steve Saleen, through a royalty free license from Saleen.

We also have a license to use Saleen’s image, signature, full name, voice, biographical materials, likeness, and goodwill associated with the “Saleen” brand in connection with our business. The aforementioned license may only be terminated in the event we file a petition for relief under Chapter 7 of the U.S. Bankruptcy Code, or a petition for relief is converted to a Chapter 7 proceeding under the U.S. Bankruptcy Code.

Seasonality

Sales of our high performance cars have fluctuated on a seasonal basis with increased sales during the spring and summer months in our second and third fiscal quarters relative to our fourth and first fiscal quarters. We note that, in general, automotive sales tend to decline over the winter season and we anticipate that our sales of Saleen 302, 351, 570 and 620 vehicles, and other vehicles we introduce in the future may have similar seasonality. However, our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business.

Employees

As of November 4, 2013, we had 16 full-time employees and six part-time employees. Since inception, we have never had a work stoppage, and our employees are not represented by labor unions. We consider our relationship with our employees to be positive.

Description of Property

Our principal executive offices are located at 2735 Wardlow Road, Corona, California 92882. We operate out of leased facilities comprised of a three building campus that constitutes approximately four acres of industrial and office space. Our telephone number is (800) 888-8945. We believe our facilities are adequate to meet our current and near-term needs.

Legal Proceedings

We are involved in certain legal proceedings that arise from time to time in the ordinary course of our business. We are currently a party to several legal proceedings related to claims for payment that are currently accrued for in our financial statements as accounts or notes payable. Except for income tax contingencies (commencing April 1, 2009), we record accruals for contingencies to the extent that our management concludes that the occurrence is probable and that the related amounts of loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. Legal proceedings that are currently pending are as follows:

SMS is a defendant in a case filed by ATI Performance Products on October 21, 2011 in the California Superior Court, Riverside County, that claims breach of contract related to the sale of parts. The suit claims $36,697 in damages plus interest, legal fees and costs of litigation. We have recorded this liability on our books.

Steve Saleen and SMS are defendants in a case filed by Edward Roche on November 28, 2011 in the U.S. District Court in Massachusetts that alleges breach of contract related to a vehicle dispute. The case seeks $75,000 of damages. We believe that this case is without merit however the outcome is uncertain at the present time.

SMS is a defendant in a case filed by MSY Trading, Inc. on April 13, 2012 in the California Superior Court, Riverside County, that claims breach of contract related to an engine installed by a third party vendor. The suit claims $200,000 in damages plus interest, legal fees and costs of litigation. We have filed a cross complain against MSY Trading, Inc. for breach of warranty, negligence, and indemnification. We believe that this case is without merit however the outcome is uncertain at the present time.

SMS is the plaintiff in a case filed against Connects Marketing and Eric Hruza on July 2, 2012 in the United States District Court, Central District of California, Southern Division, for misappropriation of trade secrets, trademark infringement and other related causes of action. The suit seeks damages in excess of $1,000,000.

SMS is the plaintiff in a case filed against Inland Empire Paint on August 10, 2012 in the California Superior Court, Riverside County, for breach of contract as a result of the defendant’s defective work. The suit claims $34,241 in damages.

SMS is the plaintiff in a case filed against Douglas Lopez & Rumm, LLP, Diana Lopez and Dana Douglas on October 16, 2012 in the California Superior Court, Orange County, for legal malpractice for their failure to adequately represent SMS in its litigation against Connects Marketing for the installation of defective engines in SMS vehicles. The suit seeks damages in excess of $1,000,000. The defendants have filed a cross-complaint against SMS and Steve Saleen for payment for legal services rendered in the amount of $10,000. We have recorded this liability on our books.

SMS is a defendant in a case filed on February 21, 2013, in the California Superior Court, Napa County, that claims breach of contract related to a vehicle dispute. The suit claims $25,586 in damages plus interest and costs of litigation. We have recorded this liability on our books.

Steve Saleen is a defendant in a case filed on February 26, 2013, in the California Superior Court, Orange County, that claims breach of contract. The suit claims $100,000 in damages plus interest, legal fees and costs of litigation. We have recorded this liability on our books.

Saleen Automotive is a defendant in a case filed on April 12, 2013, in the California Superior Court, Orange County, in connection with a breach of contract action. The suit claims $27,500 in damages plus interest, legal fees and costs of litigation. We have recorded this liability on our books.

Market PRICE OF AND DIVIDENDS ON THE REGISTRANT’s
Common Equity and Related Stockholder Matters

Market Information and Holders

The shares of our common stock have been listed and principally quoted on the OTCBB under the trading symbol “WSTY.” On July 5, 2013, the trading symbol for the shares of our common stock changed to “SLNN.” Historical closing prices for shares of our common stock on the OTCBB are only available from and after May 6, 2013. The table below is based on data available from and after May 6, 2013 through September 30, 2013. The following quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	High	Low
Year Ended March 31, 2014
First Quarter	$1.15	$0.25
Second Quarter	$1.02	$0.40

On November 4, 2013, the closing sales price of our common stock as reported on the OTCBB was $0.43 per share. As of November 4, 2013, there were 177 record holders of our common stock.

Dividends

On May 23, 2013, our board of directors declared, for stockholders of record of our common stock as of May 23, 2013, a per share dividend of $0.035 in cash, subject to (a) the closing of the Merger, (b) our compliance with the applicable requirements of the Nevada Revised Statutes and (c) our notification to the Financial Industry Regulatory Authority (“FINRA”) of the dividend and FINRA’s confirmation that it has received the necessary documentation to process the dividend. On June 26, 2013, we satisfied all of the conditions to payment of the dividend and the dividend was paid on June 27, 2013.

Other than the aforementioned dividend, we do not anticipate paying dividends in the foreseeable future and currently intend to retain any future earnings to support the development and expansion of our business. The declaration and payment of dividends is subject to the discretion of our board of directors and to certain limitations imposed under Nevada statutes. The timing, amount and form of dividends, if any, will depend upon, among other things, our results of operation, financial condition, cash requirements, and other factors deemed relevant by our board of directors.

Equity Compensation Plan Information

We had no options outstanding as of March 31, 2013.

management’s discussion and analysis of
financial condition and results of operations

The following discussion summarizes the significant factors affecting the operating results, financial condition and liquidity and cash flows of the Saleen Entities for the fiscal years ended March 31, 2013 and 2012 and for the three month periods ended June 30, 2013 and 2012. The discussion and analysis that follows should be read together with the financial statements of the Saleen Entities and the notes to the financial statements included elsewhere in this prospectus. Except for historical information, the matters discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are forward looking statements that involve risks and uncertainties and are based upon judgments concerning various factors that are beyond our control.

We are an emerging growth company as defined in Section 2(a)(19) of the Securities Act. Pursuant to Section 107 of the Jumpstart Our Business Startups Act, we may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that we can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have chosen to take advantage of the extended transition period for complying with new or revised accounting standards applicable to public companies to delay adoption of such standards until such standards are made applicable to private companies. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

General Overview

We design, develop, manufacture and sell high performance cars built from base chassis’ of Ford Mustangs, Chevrolet Camaros, and Dodge Challengers. We are a low volume specialist vehicle design, engineering and manufacturing company focusing on the mass customization of OEM American Sports Cars and the production of high performance USA-engineered sports and racing cars.

Saleen-branded products include a complete line of upgraded muscle cars, high performance cars, Saleen-developed supercars, automotive aftermarket specialty parts and lifestyle accessories. We are also developing hybrid and zero-emission vehicles for commercial applications and consumer markets.

Year Ended March 31, 2013 Compared to the Year Ended March 31, 2012

Our revenue, operating expenses, and net loss from operations for the year ended March 31, 2013 as compared to the year ended March 31, 2012 were as follows – some balances on the prior’s year’s combined financial statements have been reclassified to conform to the current year presentation:

	Twelve Months Ended,
	March 31, 2013	March 31, 2012	Change	Percentage Change Inc (Dec)
Revenue
Vehicles and parts	$1,453,030	$1,173,494	$279,536	23.8%
Design services	1,245,985	—	1,245,985	100.0%
Total revenue	2,699,015	1,173,494	1,525,521	130.0%
Costs of goods sold
Vehicles and parts	1,320,061	1,075,542	244,519	22.7%
Design services	859,541	—	859,541	100.0%
Total Costs of Goods Sold	2,179,602	1,075,542	1,104,060	102.7%
Gross Margin - Vehicles and parts	132,969	97,952	35,017	35.7%
Gross Margin - Design services	386,444	—	386,444	100.0%
Gross Margin	519,413	97,952	421,461	430.3%
Operating expenses
Research and development	23,277	94,895	(71,618)	(75.5%)
Sales and marketing	302,669	52,475	250,194	476.8%
General and administrative	2,871,483	2,633,316	238,167	9.0%
Depreciation	80,892	80,475	417	0.5%
Total operating expenses	3,278,321	2,861,162	417,159	14.6%
Loss from operations	(2,758,907)	(2,763,209)	4,301	0.2%
Interest expense	(225,046)	(150,350)	(74,696)	49.7%
Gain (Loss) on settlement of payables	(4,162)	10,000	(14,162)	(141.6%)
Net Loss	$(2,988,116)	$(2,903,559)	$(84,557)	(2.9%)

Revenues: Revenues consist of the sale of automotive vehicles and parts. Total revenues for the twelve months ended March 31, 2013 were $2,699,015, an increase of $1,525,521 or 130%, from $1,173,494 of total revenues for the twelve months ended March 31, 2012. Net revenue from the sale of vehicles and parts increased $279,536 or 23.8% to $1,453,030 for the twelve months ended March 31, 2013 from $1,173,494 for the twelve months ended March 31, 2012. The increase reflects an aggressive sales effort from the hiring of a vice president of sales during November 2012. During the twelve months ended March 31, 2013, revenues of $1,245,985 were realized from a contract with a major Hollywood movie producer to design and build replica supercar racing automobiles for a movie. The revenues realized during the year ended March 31, 2013, from the Hollywood movie represented a significant percentage of our 2013 revenues. During the year ended March 31, 2013, due to our lack of capital we were severely constrained in producing our high performance vehicles. As such, upon award of the Hollywood movie design and engineering contract, we dedicated our limited engineering, design, and production personnel to performing this key contract. This redeployment of our key personnel further constrained our limited resources and challenged our ability to sell more vehicles and parts. The Hollywood movie production contract was completed in January 2013, and while we will continue to seek these engineering and design contract revenue sources, our primary focus going forward will be growing the sales of our vehicles and parts business.

Cost of Goods Sold: Total costs of goods sold for the twelve months ended March 31, 2013 were $2,179,602, an increase of $1,104,060 or 102.7%, from $1,075,542 of costs of goods sold for the twelve months ended March 31, 2012. Cost of goods sold for vehicles and parts increased by $244,519 or 22.7% to $1,320,061 for the twelve months ended March 31, 2013 from $1,075,542 for the twelve-month period ending March 31, 2012. The increase is attributable to increased vehicle and parts sales during the year ended March 31, 2013. Costs of revenues for the contract with the Hollywood movie producer were $859,541 during the twelve months ended March 31, 2013. The costs of the movie contract of $859,541 and the increase of cost of goods sold from vehicles and parts of $244,519 result in a net increase of $1,104,060 in costs of revenues for the fiscal year ended March 31, 2013 as compared to the fiscal year ended March 31, 2012.

Gross Margin: Gross Margin from the sale of vehicles and parts increased $35,017 to $132,969 for the twelve months ended March 31, 2013 from a gross margin of $97,952 for the twelve months ended March 31, 2012. The improvement in gross margin reflects both the increase in sales as well as a decrease in costs of goods sold as a percentage of sales during the year ended March 31, 2013. During the year ended March 31, 2013, we realized $386,044 or 31% gross margin from the design services contract.

Research and Development Expenses: Research and development expenses decreased by $71,618 or 75.5% during the year ended March 31, 2013 from $94,895 for the year ended March 31, 2012. The decrease reflects the reduced expenses relating to electric vehicle development.

Sales and Marketing Expense: Sales and marketing expense increased $250,194 or 477% to $302,669 for the twelve months ended March 31, 2013 from $52,475 for the twelve months ended March 31, 2012. This increase reflects the addition of key personnel to our sales and expansion of our marketing teams.

General and Administrative Expense: General and administrative expenses increased $238,167 or 9.0% to $2,871,483 for the twelve months ended March 31, 2013 from $2,633,316 for the twelve months ended March 31, 2012. The increase reflects in large measure the additional expenses of increased administrative and management personnel, costs of private capital raising activities, and professional fees relating to the company’s plans to go public.

Depreciation Expense: Depreciation expense increased $417 or 0.5% to $80,892 for the twelve months ended March 31, 2013 from $80,475 for the twelve months ended March 31, 2012. The decrease is considered insignificant.

Interest Expense: Interest expense increased by $74,696 to $225,046 for the twelve months ended March 31, 2013 from $150,350 for the twelve months ended March 31, 2012. The increase is due to additional interest expense in 2013 due to the loan secured by an S7 Supercar that was settled through the issuance of $100,000 of common stock at a fair value of $0.25 per share.

Net Loss: Net loss increased by $84,557 or 2.9% to a net loss of $2,988,116 for the twelve months ended March 31, 2013 from a net loss of $2,903,559 for the twelve months ended March 31, 2012. This net loss should be viewed in light of the cash flow from operations discussed below. During the year ended March 31, 2013, as with the year ended March 31, 2012, we did not generate positive cash flow from on-going operations. As a result, we funded our operations through the private sale of equity, the issuance of equity for services and increases in short term and long term debt.

Three months Ended June 30, 2013 Compared to the Three Months Ended June 30, 2012

Our revenue, operating expenses, and net loss from operations for the three month period ended June 30, 2013 as compared to the three month period ended June 30, 2012 were as follows – some balances on the prior period’s combined financial statements have been reclassified to conform to the current period presentation:

	Three Months Ended,
	June 30, 2013	June 30, 2012	Change	Percentage Change Inc (Dec)
Revenue
Vehicles and parts	$909,561	$78,499	$831,062	1058.7%
Total revenue	909,561	78,499	831,062	1058.7%
Costs of goods sold
Vehicles and parts	826,442	119,131	(707,311)	593.7%
Total Costs of Goods Sold	826,442	119,131	(707,311)	593.7%
Gross Margin	83,119	(40,632)	123,752	465.0%
Operating expenses
Research and development	31,348	23,277	8,071	34.7%
Sales and marketing	43,186	3,837	39,349	1025.7%
General and administrative	1,902,808	685,290	1,217,517	177.7%
Depreciation	20,170	20,162	8	0.0%
Total operating expenses	1,997,512	732,566	1,264,946	172.7%
Loss from operations	(1,914,393)	(773,199)	(1,141,194)	147.6%
Interest expense	(73,539)	(56,786)	(16,753)	29.5%
Expenses of reverse merger transaction	(365,547)	—	(365,547)	100.0%
Change in derivative liability	(89,765)	—	(89,765)	100.0%
Net Loss	$(2,443,244)	$(829,985)	$(1,613,259)	(194.4%)

Revenues: Revenues consist of the sale of automotive vehicles and parts. Total revenues for the three months ended June 30, 2013 were $909,561, an increase of $831,062 or 1058.7% from $78,499 of total revenues for the three months ended June 30, 2012. The increase reflects an aggressive sales effort during the three month period ended June 30, 2013 whereby we sold 21 vehicles compared to the sale of 2 vehicles during the three month period ended June 30, 2012.

Cost of Goods Sold: Total costs of goods sold for the three months ended June 30, 2013 were $826,442, an increase of $707,311 or 593.7%, from $119,131 of costs of goods sold for the three months ended June 30, 2012. The increase is attributable to increased vehicle and parts sales during the three month period ended June 30, 2013 as compared to the three month period ended June 30, 2012.

Gross Margin: Gross Margin from the sale of vehicles and parts increased $123,752 to $83,119 for the three months ended June 30, 2013 from a negative gross margin of $40,632 for the three months ended June 30, 2012. The improvement in gross margin reflects both the increase in sales as well as a decrease in costs of goods sold as a percentage of sales during the three months ended June 30, 2013.

Research and Development Expenses: Research and development expenses increased by $8,074 or 34.7% during the three month period ended June 30, 2013 from $23,277 for the three month period ended June 30, 2012. The increase is due to additional investment in research and development of some high performance car models.

Sales and Marketing Expense: Sales and marketing expense increased $39,349 or 1025.7% to $43,186 for the three months ended June 30, 2013 from $3,877 for the three months ended June 30, 2012. This increase reflects the addition of key personnel to our sales and expansion of our marketing teams.

General and Administrative Expense: General and administrative expenses increased $1,217,517 or 177.7% to $1,902,808 for the three months ended June 30, 2013 from $685,290 for the three months ended June 30, 2012. The increase is comprised of a $338,356 increase in salaries and benefits, a $132,468 increase in legal and audit fees, a $73,045 increase in recruiting fees, a $206,981 increase in stock based compensation, and a net $466,667 increase in other general and administrative expenses. The increased salaries and benefits relate to the increased staffing during the three month period ending June 30, 2013 to support the increased sales volume. The increases in legal, accounting, and audit fees relate to the additional expenses incurred to consummate the reverse merger transaction during the three month period ended June 30, 2013. The increased stock based compensation relates to stock issued as director’s fees, employment conditions and for the provision of information technology services during the three month period ended June 30, 2013.

Depreciation Expense: Depreciation expense increased $8 or 0.0% to $20,170 for the three month period ended June 30, 2013 from $20,162 for the three month period ended June 30, 2012.

Interest Expense: Interest expense increased by $16,753 to $73,539 for the three month period ended June 30, 2013 from $56,786 for the three month period ended June 30, 2012. The increase is due to $24,697 of additional interest expense in 2013 paid on notes payable that were in default, $4,550 amortization of loan discount on the $3.0 million senior secured convertible notes payable, offset by a net decrease of $12,494 of interest expense from the three month period ended June 30, 2012.

Expenses of Reverse Merger Transaction: During the three month period ended June 30, 2013, we incurred $365,547 of expenses related to the reverse merger transaction. This includes $39,547 of liabilities assumed, $46,000 in legal fees, and dividends of $280,000 paid to our existing shareholders prior to the Merger. We did not have a comparable expense of this type during the three month period ended June 30, 2012.

Change in derivative liability: During the three month period ended June 30, 2013, we recorded an $89,765 expense due to the change in the derivative liability from June 26, 2013 to June 30, 2013. We did not have a comparable expense during the three month period ended June 30, 2012.

Net Loss: Net loss increased by $1,124,835, or 135.5%, to a net loss of $2,443,244 for the three month period ended June 30, 2013 from a net loss of $829,985 for the three month period ended June 30, 2012. This net loss reflects the increased operating expenses and costs of the reverse merger discussed above.

Liquidity and Capital Resources

On May 23, 2013, we entered into the Merger Agreement with Saleen California Merger Corporation, Saleen Florida Merger Corporation, Saleen Automotive, SMS and Saleen. The closing of the transactions contemplated by the Merger Agreement occurred on June 26, 2013.

The Merger was accounted for as a reverse merger (recapitalization) with the Saleen Entities deemed to be the accounting acquirers, and our company deemed to be the legal acquirer. Accordingly, the following represents a discussion of the operations of our wholly-owned subsidiaries, Saleen Automotive and SMS, for the periods presented. The accompanying combined financial statements are prepared as if we will continue as a going concern. The consolidated financial statements do not contain adjustments, including adjustments to recorded assets and liabilities, which might be necessary if we were unable to continue as a going concern.

On June 26, 2013, we issued 3.0% Senior Secured Convertible Notes for a cash purchase price of $2,500,000 and the conversion of $500,000 of Saleen Automotive’s existing secured convertible debt, for an aggregate principal amount of $3,000,000 outstanding under the Notes. The Notes, excluding accrued interest through their maturity, are convertible into 40,000,000 shares of our common stock at a conversion price of $0.075 per share. Under the Notes, we are obligated to repay to the Purchasers on June 25, 2017, the principal amount of $3,000,000. The Notes accrue interest at the rate of 3% per annum (which interest rate shall be increased to 12% from and for the continuation of an event of default) on the unpaid/unconverted principal balance, payable on the maturity date of the Notes. As the Notes provide that interest is payable on the maturity date, no cash interest will be paid on the Notes following the sale thereof.

As presented in the combined financial statements, we incurred a net loss of $2,988,116 during the twelve months ended March 31, 2013 and a net loss of $2,443,244 during the three months ended June 30, 2013, and losses are expected to continue in the near term. The accumulated deficit since inception is $11,186,776 at June 30, 2013. We have been funding our operations through private loans and the sale of common stock in private placement transactions. Management anticipates that significant additional expenditures will be necessary to develop and expand our automotive assets before significant positive operating cash flows will be achieved.

Our combined financial statements have been presented on the basis that we are a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. We have incurred an accumulative deficit of $11,186,776 since inception. In addition, we had a stockholders deficit of $6,014,550 as of June 30, 2013, and as of that date, we were delinquent in payment of $351,710 of payroll taxes and $819,903 of outstanding notes payable are in default. Our cash resources are insufficient to meet our planned business objectives without additional financing. These and other factors raise substantial doubt about our ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of our company to continue as a going concern.

To maximize our cash on hand we initiated our cost reduction program during July, 2013 and these cost reductions have reduced our monthly costs by approximately $50,000 based on the measures described below. We have changed our hiring practices by advertising directly for engineering and production staff in lieu of utilizing outside placement firms that have charged up to 20% of the employees’ salaries. We have successfully hired personnel from a major automotive manufacturer in Anaheim, California that recently went through staffing cutbacks. We are reducing reliance on Michaels Law Group, our outside litigation counsel, by settling pending litigation matters. We have also reduced our costs with our outside CFO services provider, Miranda & Associates, by negotiating a flat monthly fee for CFO support services and hiring a full time internal controller. We anticipate that the only costs of our cost reduction program will be in management time, which is difficult to quantify monetarily since the amount of time our management will need to implement the plan is currently unknown. There is no guarantee that our planned cost reductions will be achieved.

Our ability to continue as a going concern is dependent upon our ability to raise additional capital and to ultimately achieve sustainable revenues and profitable operations. At June 30, 2013, we had cash on hand in the amount of $1,012,655. Subsequent to June 30, 2013, we obtained a $500,000 secured bridge loan and sold shares of our common stock for aggregate proceeds of $200,000. However, the funds raised are insufficient to complete our business plan and as a consequence, we will need to seek additional funds, primarily through the issuance of debt or equity securities for cash to operate our business. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to us. Even if we are able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing or cause substantial dilution for our stock holders, in case or equity financing.

Cash, total current assets, total assets, total current liabilities and total liabilities as of June 30, 2013 as compared to March 31, 2013, were as follows:

	June 30,	March 31,
	2013	2013
Cash	$1,012,655	$4,434
Total current assets	$1,903,788	$746,493
Total assets	$2,270,295	$1,124,070
Total current liabilities	$6,461,849	$4,722,099
Total liabilities	$8,284,845	$5,272,358

At June 30, 2013, we had a working capital deficit of $4,558,061 compared to a working capital deficit of $3,975,606 at March 31, 2013. Current liabilities increased to $6,461,849 at June 30, 2013 from $4,722,099 at March 31, 2013 primarily as a result of short term notes payable, accrued payroll, accrued payroll taxes, accrued interest, customer deposits and $1,751,421 of derivative liability on the senior secured convertible notes.

Net cash used by operating activities for the three month period ended June 30, 2013 totaled $1,584,811 after the cash used in the net loss of $2,443,244 was increased by $616,151 in non-cash charges and by $166,967 net decrease in the working capital accounts. This compares to cash used by operating activities for the three month period ended June 30, 2012 of $533,259 after the net loss for the period of $829,985 was decreased by $295,162 in non-cash charges and by $1,564 in changes to the working capital accounts.

Net cash used in investing activities was $9,100 for the three month period ended June 30, 2013. This compares to $237 of cash used in investing activities for the three month period ended June 30, 2012.

Net cash provided by financing activities for the three month period ended June 30, 2013 was $2,602,132. Of this amount, $3,000,000 came from the issuance of our senior secured convertible notes. Cash of $221,303 was used to pay principal on long term notes and cash of $176,565 was used to pay principal on notes payable to related parties. This compares to $542,312 in cash provided by financing activities during the three month period ended June 30, 2012, of which $298,000 came from the sale of common stock, $250,000 came from notes payable to a related party, and $5,688 was used to pay down long term notes payable.

3% Senior Secured Convertible Notes Payable

On June 26, 2013, pursuant to a Securities Purchase Agreement, we issued senior secured convertible notes, having a total principal amount of $3,000,000, to 12 accredited investors. The Notes were issued in a private placement, exempt from the Securities Act registration requirements. The Notes will pay 3.0% interest per annum with a maturity of 4 years. No cash interest payments will be required, except that accrued and unconverted interest shall be due on the maturity date and on each conversion date with respect to the principal amount being converted, provided that such interest may be added to and included with the principal amount being converted.

Each Note is convertible at any time into common stock at a specified conversion price, which is currently $0.075 per share The Note conversion price is subject to specified adjustments for certain changes in the numbers of outstanding shares of our common stock, including conversions or exchanges of such. If our shares are issued, except in specified exempt issuances, for consideration which is less than the then existing Note conversion price, then such conversion price will be reduced by full ratchet anti-dilution adjustments that will reduce the conversion price to equal the price in the dilutive issuance, regardless of the size of the dilutive issuance.

8% Secured Promissory Note

On October 8, 2013, we entered into a Secured Promissory Note with W-Net pursuant to which W-Net loaned an aggregate of $500,000 to us. The note bears interest at the rate of 8% per annum, which is payable along with all principal under the note on October 7, 2014, unless earlier repaid. Our obligations under the note are secured by a second priority security interest in all of our assets, other than an S7 automobile in which W-Net has a first priority security interest. Our failure to pay within five business days after the due date amounts payable under the note, our failure to observe any covenants under the note for a period of five days following notice thereof, or our undergoing a bankruptcy or insolvency proceeding constitutes an event of default. Upon the occurrence of a payment or covenant event of default, the note will bear interest at a rate of 13% per annum on all past due amounts and, at W-Net’s option, the entire unpaid principal amount of the note plus accrued and unpaid interest thereon shall become immediately due and payable. Upon the occurrence of an insolvency event of default, the note will bear interest at a rate of 13% per annum and the entire unpaid principal amount of the note plus accrued and unpaid interest thereon shall become immediately due and payable.

October Financing

On October 8, 2013, we entered into a Subscription Agreement with each of Forglen LLC, William H. Bokovoy and Brian Christopher Ray Pierson pursuant to which the Subscribers purchased from us an aggregate of 1,333,332 shares of our common stock at a per share price of $0.15 for aggregate proceeds of $200,000.

Defaults on Notes Payable

As of June 30, 2013, we were in default on $819,903 of unsecured notes payable. While we are in discussions with the note holders to arrange extended payment terms, the initiation of collection actions by these note holders may severely affect our ability to execute on our business plan.

Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements or financing activities with special purpose entities.

Critical Accounting Policies

In December 2001, the SEC requested that all registrants discuss their most “critical accounting policies” in management’s discussion and analysis of financial condition and results of operations. The SEC indicated that a “critical accounting policy” is one which is both important to the portrayal of the company’s financial condition and results and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgment, including those related to revenue recognition, accrued expenses, financing operations and contingencies and litigation. Management bases its estimates and judgment on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions or conditions. The following represents a summary of our critical accounting policies.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally on a first-in-first-out average cost basis. Inventories consist primarily of parts for both resale and conversion of automotive chassis. We will typically buy the automobile chassis of the vehicle to be converted from the dealer placing the order and then modify the vehicle as ordered. We typically have no finished goods inventory as we build to order.

Intangible and Long-Lived Assets

In accordance with ASC 350-30 (formerly SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets), we evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, we compare the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made. We had no such asset impairments at March 31, 2013 or 2012. There can be no assurance, however, that market conditions will not change or demand for our products under development will continue. Either of these could result in future impairment of long-lived assets.

Revenue Recognition

Sales of Performance Cars and Parts. We generate revenues primarily from the sale of high performance automobiles and parts. We recognize revenue from the sale of completed high performance cars and parts when there is persuasive evidence that an arrangement exists, delivery of the product has occurred and title has passed, the selling price is both fixed and determinable, and collectability is reasonably assured, all of which generally occurs upon shipment of our product or delivery of the product to the destination specified by the customer.

We determine whether delivery has occurred based on when title transfers and the risks and rewards of ownership have transferred to the buyer, which usually occurs upon acceptance by the customer when we place the cars or products with the buyer’s carrier. We regularly review our customers’ financial positions to ensure that collectability is reasonably assured. Except for warranties, we have no post-sales obligations.

Contract Revenue and Cost Recognition on Design Services. During the year ended March 31, 2013, we completed a contract a with a movie producer to develop and manufacture working replicas of high performance racing “supercars” that are to be featured in a new movie. We recognized revenues using the percentage-of-completion method of accounting by relating contract costs incurred to date to the total estimated costs at completion. This method is used because we consider costs to be the best available measure of progress on this contract. Contract losses are provided for in their entirety in the period that they become known, without regard to the percentage-of-completion. We also recognize as revenues costs associated with claims and unapproved change orders to the extent it is probable that such claims and change orders will result in additional contract revenue, and the amount of such additional revenue can be reliably estimated. As of June 30, 2013, and March 31, 2013, there were no contracts in progress.

Research and Development Expenses

All research and development costs are expensed as incurred and include costs of employees and consultants who conduct research and development on our behalf.

Derivative Financial instruments

We evaluate all of our financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is re-valued at each reporting date, with changes in fair value reported in the condensed consolidated statement of operations. For stock-based derivative financial instruments, we use a Monte Carlo pricing model to value the derivatives instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance e sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

Share-Based Compensation

We use the fair value recognition provision of ASC 718, “Stock Compensation,” which requires us to expense the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of such instruments. We use the Black-Scholes option pricing model to calculate the fair value of any equity instruments on the grant date. At March 31, 2013 and 2012, respectively, and at June 30, 2013 and June 30, 2012, respectively, we had no common stock options or warrants for common stock outstanding.

We also use the provisions of ASC 505-50, “Equity Based Payments to Non-Employees,” to account for stock-based compensation awards issued to non-employees for services. Such awards for services are recorded at either the fair value of the services rendered or the instruments issued in exchange for such services, whichever is more readily determinable, using the measurement date guidelines enumerated in ASC 505-50. At March 31, 2013 and 2012, respectively, and at June 30, 2013 and June 30, 2012, respectively, we used the fair value of the services rendered to record certain exchanges of stock for services and an automotive asset.

Recent Accounting Pronouncements

Recently issued pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC have either been implemented or are not significant to our company.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Executive Officers and Directors

The following table sets forth the names, positions and ages of our current executive officers and directors. All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified. Officers are appointed by our board of directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of our board of directors.

Name	Age	Position
Steve Saleen(1)	64	Chief Executive Officer, President and Director
Robert J. Miranda(1)	61	Chief Financial Officer, Secretary and Director
Jonathan A. Michaels(1)	44	General Counsel and Director
Gary Freeman(2)	45	Director

(1) These persons were appointed to their respective positions effective June 26, 2013.

(2) Mr. Freeman was appointed as a director effective October 31, 2013.

 Steve Saleen, our founder, has been president and CEO of SMS since its formation in July 2008. He has been board chairman and CEO of Saleen Automotive since its formation in July 2011. Mr. Saleen is considered one of the most successful and well known automotive icons in the country, making him a well qualified candidate to serve on our board of directors in light of our proposed business and structure. Mr. Saleen’s entrepreneurial business plan laid the groundwork for an entire new industry of design, engineering, manufacturing and sales of high performance vehicles that were race proven and marketed for sales through new car dealership showrooms nationwide. This included very successful racing programs featuring himself as a lead driver in vehicles of his design that went on to win numerous national championships. Mr. Saleen is generally recognized for his expertise in small volume vehicle manufacturing, vehicle transformation processes and mass customization – creating customized products in an efficient mass – production manner. Mr. Saleen has a bachelor’s degree in business from the University of Southern California.

Robert J. Miranda has been Chief Financial Officer of Saleen Automotive since February 2012 and director since June 2012. Since October 2007, Mr. Miranda has been the managing director of Miranda & Associates, a professional accountancy corporation. From March 2003 through October 2007, Mr. Miranda was a Global Operations Director at Jefferson Wells, where he specialized in providing Sarbanes-Oxley compliance reviews for public companies. Mr. Miranda was a national director at Deloitte & Touche where he participated in numerous audits, corporate finance transactions, mergers and acquisitions. Mr. Miranda is a licensed Certified Public Accountant and has over 35 years of experience in accounting, including experience in Sarbanes-Oxley compliance, auditing, business consulting, strategic planning and advisory services, making him a well qualified candidate to serve on our board of directors in light of our proposed business and structure. He served as Chief Financial Officer of Balqon Corporation (BLQN) from October 2008 through October 2012. He served as Chief Executive Officer and Chief Financial Officer of Victory Energy Corporation (VYEY) from May 2009 through December 2011. He currently serves as chairman of the board and audit committee of Victory Energy Corporation. Mr. Miranda has a bachelor’s degree in Business Administration from the University of Southern California, a certificate from the Owner/President Management Program from the Harvard Business School and membership in the American Institute of Certified Public Accountants. He is a certified public accountant licensed in California.

Jonathan A. Michaels is a director of Saleen Automotive and has served as the general counsel for Saleen Automotive and SMS since their inception. Prior to that, Mr. Michaels served as the general counsel for Saleen, Inc., dating back to 2004. Mr. Michaels is the founding member of Michaels Law Group, APLC, a business law firm in Newport Beach and that focuses on representing clients in the automotive industry, making him a well qualified candidate to serve on our board of directors in light of our proposed business and structure. Mr. Michaels graduated from the USC Marshall School of Business in 1992 and from Whittier Law School in 1995, finishing in the top 4% of his class. While in law school, Mr. Michaels served as an editor of the Whittier Law Review, represented his alma mater in several national Moot Court Honors Board competitions and, among other things, published a winning Law Review article that is permanently housed in the U.S. Library of Congress. Since 1995, Mr. Michaels has represented clients in complex litigation at all levels of state and federal court throughout the United States, resulting in substantial verdicts and settlements. In particular, Mr. Michaels has extensive experience representing clients in the automotive industry against some of the largest auto manufacturers in the world. During his tenure, Mr. Michaels has litigated cases against General Motors, Nissan North America, American Honda, AM General, Toyota Motor Sales, DaimlerChrysler, Kia Motors, Land Rover USA, Ford Motor Company, Jaguar Cars and Chrysler Group. Mr. Michaels has also been recognized by his peers for his outstanding ability. He has received the AVVO rating of “Excellent,” and has been named to Southern California Super Lawyers – a distinction given to no more than 5% of the attorneys in the state. Mr. Michaels has also been invited to guest lecture at undergraduate and graduate programs at some of the world’s most prestigious Universities, and he has written extensively in the legal community, with numerous publications to his credit. In 2012, Mr. Michaels was named “Attorney of the Year” by his law school alma mater. Mr. Michaels is a member of the California and Colorado State Bars, and is actively involved in the Southern California community.

Gary Freeman is currently a Partner in Beach, Freeman, Lim & Cleland’s Audit and Accounting services division. In conjunction with various consulting engagements, Mr. Freeman has assumed interim senior level management roles at numerous public and private companies during his career, including Co-President and Chief Financial Officer of Trestle Holdings, Inc., Chief Financial Officer of Silvergraph International and Chief Financial Officer of Galorath Incorporated. Mr. Freeman currently serves as a member of the board of directors of AtheroNova Inc. (AHRO) and Vantage Associates Inc., and has served as a member of the board of directors of Blue Holdings, Inc., Trestle Holdings, Inc. and GVI Security Solutions. Mr. Freeman’s previous experience includes ten years with BDO Seidman, LLP, including two years as an Audit Partner. Mr. Freeman brings to our board of directors his extensive experience in accounting and financial matters for public companies.

Our directors will be determined pursuant to a Voting Agreement we entered into on June 26, 2013 by Saleen and the Purchasers in the Capital Raise. Together, such parties hold a majority of our outstanding shares of common stock and, under the Voting Agreement, are obligated to vote for the directors determined as described below. The authorized number of our directors is five. Those directors will consist of three directors—Steve Saleen, Robert Miranda and Jonathan Michaels—whose replacements will be determined under the terms of the Voting Agreement by Saleen, one director Gary Freeman, whose replacement will be determined under the terms of the Voting Agreement by the holders of a majority of the outstanding shares held by purchasers of Notes in the Capital Raise, and one director (currently vacant), whose replacement will be determined under the terms of the Voting Agreement jointly by the holders of a majority of the outstanding shares held by Saleen and by the holders of a majority of the outstanding shares held by purchasers of Notes in the Capital Raise. The obligations of the parties signatory to the Voting Agreement to vote to set the number of directors constituting our board of directors at 5 and to vote to elect the directors as designated thereunder terminates on the 4th anniversary of the date of the Voting Agreement.

None of our officers or directors, nor any of their affiliates, beneficially owned any of our equity securities or rights to acquire any of our securities prior to the Closing, and no such persons have been involved in any transaction with us or any of our directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC, other than with respect to the transactions that have been described herein. None of our officers and directors have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have they been a party to any judicial or administrative proceeding during the past ten years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Director Independence

Our board of directors currently consists of four members – Messrs. Saleen, Michaels, Miranda, and Freeman– with one vacancies. Mr. Freeman is “independent” as that term is defined in the applicable rules for companies traded on the NASDAQ Stock Market.

We are not a “listed issuer” under SEC rules and are therefore not required to have an audit committee comprised of independent directors. Our board of directors is responsible for selecting and engaging our independent accountant, establishing procedures for the confidential, anonymous submission by our employees of, and receipt, retention and treatment of concerns regarding accounting, internal controls and auditing matters, reviewing the scope of the audit to be conducted by our independent public accountants, and periodically meeting with our independent public accountants and our chief financial officer to review matters relating to our financial statements, our accounting principles and our system of internal accounting controls. Our board of directors also approves our financial statements.

We are not a “listed issuer” under SEC rules and are therefore not required to have a compensation committee comprised of independent directors. Our board of directors is responsible for considering and approving executive compensation matters.

We do not have a nominating committee for persons to be proposed as directors for election to our board of directors. The duties and functions performed by such committee are performed by our board of directors. We do not have any restrictions on stockholder nominations under our articles of incorporation, as amended, or bylaws. The only restrictions are those applicable generally under the Nevada Revised Statutes and the federal proxy rules. Currently, our entire board of directors decides on nominees, on the recommendation of one or more members of our board of directors. We are not a “listed issuer” under SEC rules and are therefore not required to have a nominating committee comprised of independent directors.

Indemnification

We are a Nevada corporation. The Nevada Revised Statutes and certain provisions of our articles of incorporation, as amended, and bylaws under certain circumstances provide for indemnification of our officers, directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to our bylaws and to the statutory provisions.

In general, any officer, director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person is not liable due to conduct that constituted a breach of his or her fiduciary duties and such breach involved intentional misconduct, fraud or a knowing violation of law, and that person’s actions were in good faith, were believed to be in our best interest, and were not unlawful. Indemnification may not be made for any claim as to which the person seeking indemnity has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable to our company unless the court in which the action or suit was brought or another court of competent jurisdiction determines that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court deems proper. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of our board of directors, by legal counsel, or by a vote of our stockholders, that the applicable standard of conduct was met by the person to be indemnified. Under our articles of incorporation, as amended, and bylaws , we will advance expenses incurred by officers, directors, employees or agents who are parties to or are threatened to made parties to any threatened, pending or completed action by reason of the fact that such person was serving in such capacity, prior to the disposition of such action and promptly following request therefor, upon receipt of an undertaking by or on behalf of such person to repay such advances if it should be determined ultimately that such person is not entitled to indemnification.

The circumstances under which indemnification is granted in connection with an action brought on our behalf is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. Indemnification may also be granted pursuant to the terms of agreements which may be entered in the future or pursuant to a vote of stockholders or directors. The Nevada Revised Statutes also grant us the power to purchase and maintain insurance which protects our officers and directors against any liabilities incurred in connection with their service in such a position, and we have obtained such a policy.

A stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, except for the legal proceedings described above to which Steve Saleen is a party, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification by us is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

executive compensation

Summary Compensation Table

The following table and related footnotes show the compensation paid during the fiscal years ended March 31, 2013 and 2012, to our named executive officers. No other executive officers received salary and bonus in excess of $100,000 for the prior two fiscal years.

Summary Compensation Table
Name and Principal Position	Year	All Other Compensation ($)	Total ($)
Eric Stoppenhagen(1)	2013	$36,667	$36,667
President, CFO & Secretary	2012	--	--
Wesley Fry(2)	2013	--	--
CEO, CFO, President, Treasurer & Secretary	2012	--	--
(1)	Appointed in November 2012. Represents consulting fees earned by Mr. Stoppenhagen. $30,000 of which were earned for services provided to the Company in connection of the sale of Mr. Fry’s controlling interest. The Company expects to pay these upon the Closing.
(2)	Mr. Fry Served as our CEO, CFO, President, Treasurer and Secretary from June 2011 through November 2012.

We entered into a Consulting, Confidentiality and Proprietary Rights Agreement with Mr. Stoppenhagen pursuant to which we engaged Mr. Stoppenhagen to provide financial duties required to maintain a publicly reporting status and services as our interim sole director and officer. Mr. Stoppenhagen received a quarterly fee of $5,000 either paid in advance or accrued on the 1st day of the quarter as consideration of these services described above, and was eligible to receive additional fees for services beyond the duties described above. We terminated this agreement on June 26, 2013 and Mr. Stoppenhagen resigned as our sole officer and director.

The following table and related footnotes show the compensation paid to Saleen Automotive’s Chief Executive Officer and to each of Saleen Automotive’s other two most highly compensated executive officers whose compensation exceeded $100,000 during the last fiscal year, and information concerning all compensation paid for services rendered to Saleen Automotive in all officer capacities for its last two fiscal years.

Summary Compensation Table
Name and Principal Position	Year	Salary ($)	All Other Compensation ($)	Total ($)
Steve Saleen(1)	2013	340,000		340,000
CEO, President & Chairman	2012	226,250		226,250
Robert J. Miranda(2)	2013		200,195	200,195
Director, CFO & Secretary	2012		65,000	65,000
Jonathan Michaels(3)	2013		216,250	216,250
Director & General Counsel	2012		31,200	31,200
(1)	During the years ended March 31, 2013 and 2012, we incurred $340,000 and $226,250, respectively, in officers’ salary expense with our Director, Chairman and CEO, Mr. Steve Saleen. As of March 31, 2013 and 2012, the balances of $300,000 and $60,000, respectively, were payable to Mr. Saleen for his officers’ salary. Effective March 31, 2013, Mr. Saleen agreed to defer the $300,000 of unpaid salary for payment on April 1, 2014. This deferral of salary was memorialized in a note payable to Steve Saleen dated March 31, 2013.
(2)	Represents fees for CFO services rendered by Mr. Miranda through his accounting firm, Miranda & Associates, A Professional Accountancy Corporation.

On November 25, 2011, we entered into an engagement agreement with Miranda & Associates, A Professional Accountancy Corporation (“M&A”), a company owned by Mr. Miranda. Under the terms of the engagement agreement, M&A performed certain accounting, tax compliance, internal controls, and other consulting services for us including the provision of executive CFO services (including, without limitation, the services of Mr. Robert Miranda, our Secretary and Chief Financial Officer). We paid M&A fees for the services provided by Mr. Miranda and other professional associates of his accounting firm.

During the years ended March 31, 2013 and 2012, we incurred $134,675 and $297,842, respectively, in CFO services and accounting fees expense with M&A. As of March 31, 2013 and 2012, the balances of $167,322 and $69,675, respectively, were payable to M&A for these services. Effective March 31, 2013, M&A and Mr. Miranda agreed to defer the $167,222 of unpaid fees for payment on April 1, 2014. This deferral of fees was memorialized in a note payable to M&A dated effective March 31, 2013.

(3)	Represents fees for legal services rendered by Mr. Michaels through his law firm, Michaels Law Group.

We have engagement agreements with Michaels Law Group (“MLG”). Under the terms of the engagement agreement, MLG performed certain litigation, legal advisory, transaction advisory and other legal services for us including the provision of executive General Counsel services (including, without limitation, the services of Mr. Jonathan Michaels, our General Counsel). We paid MLG fees for the services provided by Mr. Michaels and other professional associates of his law firm.

During the years ended March 31, 2013 and 2012, we incurred $341,452 and $18,399, respectively, in General Counsel services and legal fees expense with MLG. As of March 31, 2013 and 2012, the balances of $242,045 and $97,868, respectively, were payable to MLG for these services. Effective March 31, 2013, MLG and Mr. Michaels agreed to defer the $242,045 of unpaid fees for payment on April 1, 2014. This deferral of fees was memorialized in a note payable to MLG dated effective March 31, 2013.

On August 1, 2011, Saleen Automotive entered into an Employment Agreement with Saleen under which he is currently compensated at the rate of $20,000 per month, which shall not be reduced. The Employment Agreement provides for increased compensation of $27,500 per month, $32,500 per month and $37,500 per month if Saleen Automotive is successful in raising a cumulative gross amount of $5 million, $7.5 million and $10 million in capital, respectively. The Employment Agreement also provides that Saleen Automotive will establish and maintain on or before September 30, 2012, a bonus program for Saleen that will compensate Saleen in amounts up to his annual base salary, based on objective criteria. Saleen Automotive and Saleen are currently determining the parameters of that bonus plan. The Employment Agreement provides for Saleen’s service as Saleen Automotive’s Chief Executive Officer, and provides that Saleen Automotive is disallowed from changing the title of Saleen’s position or from diminishing his responsibilities of overseeing the operations of Saleen Automotive. The Employment Agreement has a term of eight years, and will automatically continue thereafter for successive 12 month periods unless and until either party gives the other party written notice of termination prior to the end of a term. In the event Saleen Automotive terminates the Employment Agreement without cause (as defined in the Employment Agreement), or otherwise materially breaches the Employment Agreement and such material breach remains uncured after 15 days’ written notice, Saleen will be entitled to a severance payment of 1.5 times his then-current annual salary plus $2 million, payable in cash or cash-equivalents within 30 days of the date of termination.

Outstanding Equity Awards at Fiscal Year-End

Neither our company nor any of our subsidiaries granted options to executive officers during the fiscal year ended March 31, 2013.

Compensation of Directors

We did not compensate our non-employee directors for services during our fiscal year ended March 31, 2013.

The following table presents information regarding compensation paid to our non-employee directors for our fiscal year ending March 31, 2014.

Name	Stock Awards ($)	Total ($)
Robert J. Miranda(1)	125,000	125,000
Jonathan A. Michaels(1)	125,000	125,000
(1)	Represents the value of 500,000 shares of common stock of Saleen Automotive valued at $0.25 per share issued to Mr. Miranda on May 12, 2013, for services as a director during the ensuing year ending March 31, 2014.
(2)	Represents the value of 500,000 shares of common stock of Saleen Automotive valued at $0.25 per share issued to Mr. Michaels on May 12, 2013, for services as a director during the ensuing year ending March 31, 2014.

principal and selling stockholders

The following table presents information regarding the beneficial ownership of our common stock by the following persons both as of November 4, 2013 and as adjusted to reflect the sale of the common stock in this offering by the selling stockholders: (i) each executive officer and director, (ii) all executive officers and directors as a group, (iii) each stockholder known to be the beneficial owner of more than 5% of our outstanding common stock (not taking into account contractual restrictions on beneficial ownership) and (iv) each selling stockholder.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of November 4, 2013 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

W-Net acquired the shares of our common stock it holds pursuant to a transaction with Wesley Fry, and Verdad acquired the shares of our common stock it holds pursuant to a transaction with W-Net, as further described in the Corporate History subsection of the Business section of this prospectus. W-Net, Verdad, Europa, Gardner, Kartic, MyLi, Alderton Trust, Liebross, Mendelson, Wedam, Markiles and Wharton acquired the Notes convertible into shares of our common stock on June 26, 2013, pursuant to the Capital Raise (including the conversion of notes issued by SMS, Saleen Automotive and Saleen to W-Net and Verdad prior to the Merger), as further described in the Corporate History subsection of the Business section of this prospectus. Each of Gregory Akselrud, the manager of MyLi, Scott Alderton, the Trustee of Alderton Trust, Markiles and Wharton is a partner of Stubbs Alderton & Markiles, LLP, our corporate counsel, which has provided legal services to us in connection with the preparation of this prospectus covering the securities offered by this prospectus, including the securities offered by MyLi, Alderton Trust, Markiles and Wharton.

Forglen LLC, William H. Bokovoy and Brian Christopher Ray Pierson acquired the shares of our common stock they hold on October 8, 2013, pursuant to the October Financing, as further described in the Corporate History subsection of the Business section of this prospectus.

None of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

The information presented in this table is based on 96,333,332 shares of our common stock outstanding on November 4, 2013. Unless otherwise indicated, the address of each of the executive officers and directors and 5% or more stockholders named below is c/o Saleen Automotive, Inc., 2735 Wardlow Road, Corona, CA 92882.

	Number of Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Number of Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percentage of Shares Outstanding		Number	Percentage of Shares Outstanding

Executive Officers and Directors:
Steve Saleen (1)	82,133,375	71.6%	--	82,133,375	71.6%
Robert J. Miranda (2)	395,750	*	--	395,750	*
Jonathan A. Michaels (3)	329,750	*	--	329,750	*
Gary Freeman	--	--	--	--	--
All directors and executive officers as a group (4)	82,858,875	72.2%	--	82,858,875	72.2%

Selling Stockholders:
Europa International, Inc. (5)	20,000,000	17.2%	4,502,535	15,497,465	16.1%
W-Net Fund I, L.P. (6)	13,000,000	12.2%	2,926,647	10,073,353	10.5%
Verdad Telecom, Inc. (7)	6,333,333	6.4%	1,425,803	4,907,530	5.1%
Adam Liebross (8)	1,333,333	1.4%	300,169	1,033,164	1.1%
Lee Mendelson (9)	1,333,333	1.4%	300,169	1,033,164	1.1%
Elisabeth Wedam (10)	1,333,333	1.4%	300,169	1,033,164	1.1%
Gardner Syndication Management, Inc. (11)	666,667	*	150,085	516,582	*
Kartic Enterprises, Inc. (12)	666,667	*	150,085	516,582	*
MyLi Burger Holdings, LLC (13)	533,333	*	120,068	413,265	*
Murray Markiles (14)	533,333	*	120,068	413,265	*
Scott and Sandra Alderton Family Trust (15)	133,333	*	30,017	103,316	*
Louis Wharton (16)	133,333	*	30,017	103,316	*
Forglen LLC (17)	666,666	*	150,084	516,582	*
William H. Bokovoy (18)	333,333	*	75,042	258,291	*
Brian Christopher Ray Pierson (19)	333,333	*	75,042	258,291	*
*	Less than 1%
(1)	Includes 18,333,343 shares of our common stock that may be acquired in the event of the conversion of 146,666.7 shares of Super Voting Common Stock within 60 days of November 4, 2013.
(2)	Includes 88,337 shares of our common stock that may be acquired in the event of the conversion of 706.7 shares of Super Voting Common Stock within 60 days of November 4, 2013.
(3)	Includes 73,605 shares of our common stock that may be acquired in the event of the conversion of 588.8 shares of Super Voting Common Stock within 60 days of November 4, 2013.
(4)	Includes 18,495,285 shares of our common stock that may be acquired in the event of the conversion of 147,962.3 shares of Super Voting Common Stock.
(5)	Consists of shares of our common stock that may be acquired pursuant to the conversion of a Note within 60 days of November 4, 2013. The Note prohibits Europa from converting the Note if after such conversion Europa would own more than 4.9% of our outstanding common stock. Europa’s beneficial ownership is therefore limited to 4.9% of our outstanding common stock until such time as the shares issuable under the Note constitute 4.9% or less of our outstanding common stock, or Europa elects to remove such restriction. Fred Knoll, the Principal of Knoll Capital Management, L.P., the investment manager for Europa, exercises voting and dispositive power over the shares held by Europa. Europa’s address is c/o Knoll Capital Management, L.P., 5 East 44th Street, Suite 12, New York, NY 10017.

(6)	Includes 10,000,000 shares of our common stock that may be acquired pursuant to the conversion of a Note within 60 days of November 4, 2013. The Note prohibits W-Net from converting the Note if after such conversion W-Net would own more than 4.9% of our outstanding common stock. W-Net’s beneficial ownership is therefore limited to 4.9% of our outstanding common stock until such time as the shares issuable under the Note, along with shares of our common stock held by W-Net, constitute 4.9% or less of our outstanding common stock, or W-Net elects to remove such restriction. David Weiner, the Manager of W-Net Fund GP I, LLC, the general partner of W-Net, exercises voting and dispositive power over the shares held by W-Net. W-Net’s address is 12400 Ventura Boulevard, Suite 327, Studio City, CA 91604.
(7)	Includes 3,333,333 shares of our common stock that may be acquired pursuant to the conversion of a Note within 60 days of November 4, 2013. The Note prohibits Verdad from converting the Note if after such conversion Verdad would own more than 4.9% of our outstanding common stock. Verdad’s beneficial ownership is therefore limited to 4.9% of our outstanding common stock until such time as the shares issuable under the Note, along with shares of our common stock held by Verdad, constitute 4.9% or less of our outstanding common stock, or Verdad elects to remove such restriction. Eric Stoppenhagen, the President of Verdad, exercises voting and dispositive power over the shares held by Verdad. Verdad’s address is 8908 Splitarrow Drive, Austin, TX 78717.
(8)	Consists of shares of our common stock that may be acquired pursuant to the conversion of a Note within 60 days of November 4, 2013. The Note prohibits Liebross from converting the Note if after such conversion Liebross would own more than 4.9% of our outstanding common stock. Liebross’ beneficial ownership is therefore limited to 4.9% of our outstanding common stock until such time as the shares issuable under the Note constitute 4.9% or less of our outstanding common stock, or Liebross elects to remove such restriction. Liebross’ address is 402 Howland Canal, Venice, CA 90291.
(9)	Consists of shares of our common stock that may be acquired pursuant to the conversion of a Note within 60 days of November 4, 2013. The Note prohibits Mendelson from converting the Note if after such conversion Mendelson would own more than 4.9% of our outstanding common stock. Mendelson’s beneficial ownership is therefore limited to 4.9% of our outstanding common stock until such time as the shares issuable under the Note constitute 4.9% or less of our outstanding common stock, or Mendelson elects to remove such restriction. Mendelson’s address is 20058 Ventura Boulevard, #54, Woodland Hills, CA 91364.
(10)	Consists of shares of our common stock that may be acquired pursuant to the conversion of a Note within 60 days of November 4, 2013. The Note prohibits Wedam from converting the Note if after such conversion Wedam would own more than 4.9% of our outstanding common stock. Wedam’s beneficial ownership is therefore limited to 4.9% of our outstanding common stock until such time as the shares issuable under the Note constitute 4.9% or less of our outstanding common stock, or Wedam elects to remove such restriction. Wedam’s address is 2315 Georgia Village Way, Silver Springs, MD 20902.
(11)	Consists of shares of our common stock that may be acquired pursuant to the conversion of a Note within 60 days of November 4, 2013. The Note prohibits Gardner from converting the Note if after such conversion Gardner would own more than 4.9% of our outstanding common stock. Gardner’s beneficial ownership is therefore limited to 4.9% of our outstanding common stock until such time as the shares issuable under the Note constitute 4.9% or less of our outstanding common stock, or Gardner elects to remove such restriction. Thomas Gardner, the President of Gardner, exercises voting and dispositive power over the shares held by Gardner. Gardner’s address is 14 Chantonnay, Laguna Niguel, CA 92677.
(12)	Consists of shares of our common stock that may be acquired pursuant to the conversion of a Note within 60 days of November 4, 2013. The Note prohibits Kartic from converting the Note if after such conversion Kartic would own more than 4.9% of our outstanding common stock. Kartic’s beneficial ownership is therefore limited to 4.9% of our outstanding common stock until such time as the shares issuable under the Note constitute 4.9% or less of our outstanding common stock, or Kartic elects to remove such restriction. Arnold Glanz, the Vice President of MK Management Inc., manager for Kartic, exercises voting and dispositive power over the shares held by Kartic. Kartic’s address is c/o MK Management, Inc., 10155 Collins Avenue, Suite 610, Bal Harbour, FL 33154.

(13)	Consists of shares of our common stock that may be acquired pursuant to the conversion of a Note within 60 days of November 4, 2013. The Note prohibits MyLi from converting the Note if after such conversion MyLi would own more than 4.9% of our outstanding common stock. MyLi’s beneficial ownership is therefore limited to 4.9% of our outstanding common stock until such time as the shares issuable under the Note constitute 4.9% or less of our outstanding common stock, or MyLi elects to remove such restriction. Gregory Akselrud, the Manager of MyLi, exercises voting and dispositive power over the shares held by MyLi,. MyLi’s address is 15260 Ventura Boulevard, 20th Floor, Sherman Oaks, CA 91403.
(14)	Consists of shares of our common stock that may be acquired pursuant to the conversion of a Note within 60 days of November 4, 2013. The Note prohibits Markiles from converting the Note if after such conversion Markiles would own more than 4.9% of our outstanding common stock. Markiles’ beneficial ownership is therefore limited to 4.9% of our outstanding common stock until such time as the shares issuable under the Note constitute 4.9% or less of our outstanding common stock, or Markiles elects to remove such restriction. Markiles’ address is 15260 Ventura Boulevard, 20th Floor, Sherman Oaks, CA 91403.
(15)	Consists of shares of our common stock that may be acquired pursuant to the conversion of a Note within 60 days of November 4, 2013. The Note prohibits Alderton Trust from converting the Note if after such conversion Alderton Trust would own more than 4.9% of our outstanding common stock. Alderton Trust’s beneficial ownership is therefore limited to 4.9% of our outstanding common stock until such time as the shares issuable under the Note constitute 4.9% or less of our outstanding common stock, or Alderton Trust elects to remove such restriction. Scott Alderton, the Trustee of Alderton Trust, exercises voting and dispositive power over the shares held by Alderton Trust. Alderton Trust’s address is 15260 Ventura Boulevard, 20th Floor, Sherman Oaks, CA 91403.
(16)	Consists of shares of our common stock that may be acquired pursuant to the conversion of a Note within 60 days of November 4, 2013. The Note prohibits Wharton from converting the Note if after such conversion Wharton would own more than 4.9% of our outstanding common stock. Wharton’s beneficial ownership is therefore limited to 4.9% of our outstanding common stock until such time as the shares issuable under the Note constitute 4.9% or less of our outstanding common stock, or Wharton elects to remove such restriction. Wharton’s address is 15260 Ventura Boulevard, 20th Floor, Sherman Oaks, CA 91403.
(17)	Ronald Franco, the President of Forglen LLC, exercises voting and dispositive power over the shares held by Forglen LLC. Forglen LLC’s address is 3961 South Sepulveda Boulevard, #202, Culver City, CA 90231.
(18)	William H. Bokovoy’s address is 3818 Meadow Lake Lane, Houston, TX 77027.
(19)	Brian Christopher Ray Pierson’s address is 3818 Meadow Lake Lane, Houston, TX 77027.

In accordance with the terms of the Registration Rights Agreement we were required to register the resale of 130% of the aggregate number of shares of our common stock issued or issuable upon conversion of the Notes as of the trading day immediately preceding the date the registration statement of which this prospectus is a part was filed with the SEC. Pursuant to the Subscription Agreements entered into upon the consummation of the October Financing, we were also required to offer to the Subscribers the right to request inclusion of the shares purchased in the October Financing in the registration statement of which this prospectus is a part and, upon the request of a Subscriber to include such Subscriber’s shares in the registration statement of which this prospectus is a part, to use reasonable efforts to include as many of the shares requested to be included in the registration statement of which this prospectus is a part as practicable, on a pro rata basis with the shares included in the registration statement of which this prospectus is a part for the Purchasers. To comply with the requirements of the staff of the SEC for resale registration statements filed under Rule 415(a)(1)(i), the selling stockholders agreed to require us to register for resale 10,656,000 of the shares of our common stock issuable upon conversion of the Notes and issued in the October Financing.

The table below sets forth a comparison of the shares of our common stock included hereunder for registration and the shares of our common stock held by persons other than the selling stockholders, affiliates of our company and affiliates of the selling stockholders:

Shares outstanding prior to the convertible note transaction that are held by persons other than the selling stockholders, affiliates of our company, and affiliates of the selling stockholders	31,969,742
Shares registered for resale by the selling stockholders, individually and as a group, or affiliates of the selling stockholders in prior registration statements	0
Shares registered for resale by the selling stockholders, individually and as a group, or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders	N/A
Shares that have been sold in registered resale transactions by the selling stockholders, individually and as a group, or affiliates of the selling stockholders	N/A
Shares registered for resale on behalf of Europa or its affiliates in the current transaction	4,502,535
Shares registered for resale on behalf of W-Net or its affiliates in the current transaction	2,926,647
Shares registered for resale on behalf of Verdad or its affiliates in the current transaction	1,425,803
Shares registered for resale on behalf of Liebross or his affiliates in the current transaction	300,169
Shares registered for resale on behalf of Mendelson or his affiliates in the current transaction	300,169
Shares registered for resale on behalf of Wedam or her affiliates in the current transaction	300,169
Shares registered for resale on behalf of Gardner or its affiliates in the current transaction	150,085
Shares registered for resale on behalf of Kartic or its affiliates in the current transaction	150,085
Shares registered for resale on behalf of MyLi or its affiliates in the current transaction	120,068
Shares registered for resale on behalf of Markiles or his affiliates in the current transaction	120,068
Shares registered for resale on behalf of Alderton or its affiliates in the current transaction	30,017
Shares registered for resale on behalf of Wharton or his affiliates in the current transaction	30,017
Shares registered for resale on behalf of Forglen LLC or its affiliates in the current transaction	150,084
Shares registered for resale on behalf of William H. Bokovoy or his affiliates in the current transaction	75,042
Shares registered for resale on behalf of Brian Christopher Ray Pierson or his affiliates in the current transaction	75,042
Shares registered for resale on behalf of the selling stockholders as a group, or affiliates of the selling stockholders as a group in the current transaction	10,656,000

Changes in Control.

There are currently no arrangements which may result in a change of control of our company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than the transactions described below, since April 1, 2011, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

·	in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years; and
·	in which any director, executive officer, stockholders who beneficially owns more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

On June 24, 2011, we issued 5,000,000 shares of our common stock to our founder, Wesley E. Fry, in exchange for organizational costs incurred upon our incorporation. These services were valued at $5,000. Following our formation, we issued 1,000,000 shares of our common stock to Mr. Fry as consideration for the purchase of a business plan along with a client/customer list. The cost incurred by Mr. Fry for the business plan and professional services in preparing it was approximately $1,000, which is the value placed upon the shares issued to pay Mr. Fry.

On November 30, 2012, Mr. Fry and W-Net entered into a Stock Purchase Agreement pursuant to which (1) Mr. Fry sold to W-Net, and W-Net purchased from Mr. Fry, an aggregate of 6,000,000 shares of our common stock, which Shares represented 75.0% of our then issued and outstanding shares of common stock, (2) Mr. Fry released our company from any and all existing claims, (3) Mr. Fry settled various liabilities of our company and (4) Mr. Fry indemnified W-Net and our company from liabilities arising out of any breach of any representation, warranty, covenant or obligation of Mr. Fry. Simultaneous with the closing W-Net sold to Verdad 3,000,000 shares of our common stock.

During the years ended March 31, 2013 and 2012, Saleen Automotive incurred $340,000 and $226,250, respectively, in officers’ salary expense with its Chairman, President and CEO, Steve Saleen. As of March 31, 2013 and 2012, balances of $300,000 and $60,000, respectively, were payable to Mr. Saleen for his officers’ salary. Effective March 31, 2013, Mr. Saleen agreed to defer the $300,000 of unpaid salary for payment on April 1, 2014. This deferral of salary was memorialized in a note payable to Steve Saleen dated March 31, 2013.

During the years ended March 31, 2013 and 2012, Saleen Automotive incurred $134,675 and $297,842, respectively, in CFO services and accounting fees expense with Miranda & Associates, a firm owned by its director and CFO, Robert J. Miranda. As of March 31, 2013 and 2012, balances of $167,322 and $69,675, respectively, were payable to Miranda & Associates for these services. Effective March 31, 2013, Miranda & Associates and Mr. Miranda agreed to defer the $167,222 of unpaid fees for payment on April 1, 2014. This deferral of fees was memorialized in a note payable to Miranda & Associates dated effective March 31, 2013.

During the years ended March 31, 2013 and 2012, Saleen Automotive incurred $341,452 and $18,399, respectively, in General Counsel services and legal fees expense with Michaels Law Group, a firm owned by its director and General Counsel, Jonathan A. Michaels. As of March 31, 2013 and 2012, balances of $242,045 and $97,868, respectively, were payable to Michaels Law Group for these services. Effective March 31, 2013, Michaels Law Group and Mr. Michaels agreed to defer the $242,045 of unpaid fees for payment on April 1, 2014. This deferral of fees was memorialized in a note payable to Michaels Law Group dated effective March 31, 2013.

On May 8, 2013, W-Net and Verdad, formerly our two largest stockholders, and SMS, Saleen Automotive and Saleen, entered a Bridge Loan and Security Agreement pursuant to which the Lenders loaned to Borrower an aggregate of $500,000 and Borrower issued to the Lenders Secured Promissory Notes. Following an event of default, the Secured Promissory Notes accrue interest at 10% per annum and had a maturity date of June 15, 2013. Borrower’s obligations under the Secured Promissory Notes were secured by a first priority security interest, subject to certain existing indebtedness, on all of the Saleen Entities’ assets. Borrower’s obligations under the Secured Promissory Notes were also guaranteed by Saleen. Borrower’s failure to pay when due amounts payable under the Secured Promissory Notes, its failure to observe any covenants under the bridge loan documents, a breach of its representations and warranties made pursuant to the bridge loan documents or its undergoing a bankruptcy or insolvency proceeding would have constituted an event of default. Upon the occurrence of an event of default, the Lenders could declare all obligations under the Secured Promissory Notes due and payable and could have foreclosed on the collateral securing such obligations. Upon the consummation of the Capital Raise, the obligations outstanding under the Secured Promissory Notes were converted into Notes in the same principal amounts.

On May 12, 2013, Saleen Automotive issued 500,000 shares of its common stock each to two of its new directors, a total of 1,000,000 shares, in payment of director fees for future service on Saleen Automotive’s board of directors. The total value of these shares is $250,000 based on a per share value of $0.25.

On May 23, 2013, we entered into an Assignment and License Agreement with Saleen pursuant to which Saleen agreed, as of the effective time of the Merger, to contribute certain intellectual property that relates to the “Saleen” brand name and related rights which are currently owned by him to us, license to us the right to use his image, signature, full name, voice, biographical materials, likeness, and goodwill associated with the “Saleen” brand, and assign to us all shares of the capital stock of SMS Retail – Corona, a California corporation, and Saleen Automotive Show Cars, Inc., a Michigan corporation. On June 21, 2013, we amended the Assignment and License Agreement to terminate the obligation to assign to us all shares of the capital stock of SMS Retail – Corona and Saleen Automotive Show Cars, Inc., and Saleen agreed to dissolve those entities within 30 days after the Closing. Concurrently with the Closing, pursuant to the Assignment and License Agreement, as amended, Saleen assigned certain intellectual property that relates to the “Saleen” brand name and related rights which are currently owned by him to us, and licensed the right to use his image, signature, full name, voice, biographical materials, likeness, and goodwill associated with the “Saleen” brand to us, and commenced the process of dissolving each of SMS Retail – Corona and Saleen Automotive Show Cars, Inc. The aforementioned license may only be terminated in the event we file a petition for relief under Chapter 7 of the U.S. Bankruptcy Code, or a petition for relief is converted to a Chapter 7 proceeding under the U.S. Bankruptcy Code. In exchange for entering into the Assignment and License Agreement, as amended, we issued to Saleen, as of the effective time of the Merger, 341,943 shares of our Super Voting Preferred Stock. Based on the agreed upon enterprise value, post closing and funding of the $3,000,000 generated in the Capital Raise, of $12,000,000, the 341,943 shares of our Super Voting Preferred Stock had an equivalent value of $3,205,711.

On October 8, 2013, we entered into a Secured Promissory Note with W-Net pursuant to which W-Net loaned an aggregate of $500,000 to us. The note bears interest at the rate of 8% per annum, which is payable along with all principal under the note on October 7, 2014, unless earlier repaid. Our obligations under the note are secured by a second priority security interest in all of our assets, other than an S7 automobile in which W-Net has a first priority security interest. Our failure to pay within five business days after the due date amounts payable under the note, our failure to observe any covenants under the note for a period of five days following notice thereof, or our undergoing a bankruptcy or insolvency proceeding constitutes an event of default. Upon the occurrence of a payment or covenant event of default, the note will bear interest at a rate of 13% per annum on all past due amounts and, at W-Net’s option, the entire unpaid principal amount of the note plus accrued and unpaid interest thereon shall become immediately due and payable. Upon the occurrence of an insolvency event of default, the note will bear interest at a rate of 13% per annum and the entire unpaid principal amount of the note plus accrued and unpaid interest thereon shall become immediately due and payable.

Transactions with Selling Stockholders

In addition the matters described above, on June 26, 2013, we entered into the Securities Purchase Agreement with the Purchasers pursuant to which we sold to the Purchasers Notes having an aggregate purchase price of $3,000,000. We also entered into the Registration Rights Agreement pursuant to which, among other things, we agreed to register the resale of the shares issuable upon conversion of the Notes by the Purchasers. Pursuant to the Registration Rights Agreement, we filed the registration statement of which this prospectus is a part with the SEC to register for resale the shares of common stock identified in this prospectus and owned by the Purchasers.

On October 8, 2013, we entered into a Subscription Agreement with each of the Subscribers pursuant to which the Subscribers purchased from us an aggregate of 1,333,332 shares of our common stock at a per share price of $0.15 for aggregate proceeds of $200,000. Pursuant to the Subscription Agreements, we filed the registration statement of which this prospectus is a part with the SEC to register for resale the shares of common stock identified in this prospectus and owned by the Subscribers.

LEGAL MATTERS

Stubbs Alderton & Markiles, LLP will pass upon the validity of the common stock offered by this prospectus for us.

EXPERTS

The audited combined financial statements of Saleen Automotive and SMS for the years ended March 31, 2013 and 2012 included in this prospectus have been so included in reliance on the report of Weinberg & Company, P.A., independent registered public accountants, given on the authority of said firm as experts in auditing and accounting. We acquired Saleen Automotive and SMS as our subsidiaries in the Merger. Immediately prior to the Merger, we had no material operations, assets, or liabilities.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed with the SEC under the Securities Act a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made in this prospectus regarding the contents of any contract or other document are summaries of the material terms of the contract or document. With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit. For further information pertaining to us and the common stock offered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto, copies of which may be inspected without charge at the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the SEC at prescribed rates. Information on the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information that is filed through the SEC’s EDGAR System. The web site can be accessed at http://www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Saleen Automotive, Inc.

We have audited the accompanying combined balance sheets of Saleen Automotive, Inc. and SMS Signature Cars, Inc. (the “Company”), as of March 31, 2013 and 2012, and the related combined statements of operations, stockholders’ deficit and cash flows for the years then ended. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Saleen Automotive, Inc. and SMS Signature Cars, Inc. as of March 31, 2013 and 2012, and the results of their combined operations and cash flows the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying combined financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has suffered recurring losses, utilized significant cash in operations, and has a stockholders’ deficit In addition, at a significant amount of the Company’s notes payable are in default. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 1 to the combined financial statements. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Weinberg & Company, P.A.

Weinberg & Company, P.A.

Los Angeles, California

June 27, 2013

Saleen Automotive, Inc. and SMS Signature Cars, Inc.
Combined Balance Sheets
	March 31,
	2013	2012

ASSETS
Current Assets
Cash	$4,434	$6,779
Cash held in trust by related party	175,000	—
Accounts receivable, net	5,352	—
Inventory	538,224	317,109
Prepaid expenses and other current assets	23,483	—
Total Current Assets	746,493	323,888

Long Term Assets
Property, plant and equipment, net	340,219	421,001
Other assets	37,358	37,358
TOTAL ASSETS	$1,124,070	$782,247

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities
Accounts Payable	$666,782	$778,676
Accounts Payable - related parties	709,267	227,543
Current portion of notes payable	1,044,074	1,021,325
Current portion of notes payable to Related Parties	360,500	176,500
Payroll Taxes Payable	246,075	96,153 96,153
Accrued Interest on Notes Payable	318,836	228,309
Customer Deposits	942,859	863,020
Other Current Liabilities	433,706	269,622
Total Current Liabilities	4,722,099	3,661,148

Notes payable, net of current portion	550,258	576,220
Total Liabilities	5,272,357	4,237,368

Stockholders’ Deficit
SMS Signature Cars, Inc. (California corporation)
Common stock; no par; 1,000,000 shares authorized as of
March, 31, 2013 and 2012, respectively; 1,000,000 shares	—	—
issued and outstanding as of March 31, 2013 and 2012, respectively
Saleen Automotive, Inc. (Florida corporation)
Common stock; $0.0001 par value; 200,000,000 shares authorized as of	10,269	9,301
March, 31, 2013 and 2012, respectively; 102,692,076 and 93,012,435 shares issued and outstanding as of March 31, 2013 and 2012, respectively
Additional paid in capital	4,584,976	2,290,994
Accumulated deficit	(8,743,532)	(5,755,416)
Total Stockholders’ Deficit	(4,148,287)	(3,455,121)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$1,124,070	$782,247

See accompanying notes which are an integral part of the combined financial statements.

Saleen Automotive, Inc. and SMS Signature Cars, Inc.
Combined Statements of Operations

	For the Twelve Months Ended March 31,
	2013	2012

Revenue
Vehicles and parts	$1,453,030	$1,173,494
Design services	1,245,985	—
Total revenue	2,699,015	1,173,494

Costs of goods sold
Vehicles and parts	1,320,061	1,075,542
Design services	859,541	—
Total Costs of Goods Sold	2,179,602	1,075,542

Gross Margin	519,413	97,952

Operating expenses

Research and development	23,277	94,895
Sales and marketing	302,669	52,475
General and administrative	2,871,483	2,633,316
Depreciation	80,892	80,475
Total operating expenses	3,278,321	2,861,161

Loss from operations	(2,758,908)	(2,763,209)

Interest expense	(225,046)	(150,350)
Gain (Loss) on settlement of payables	(4,162)	10,000

Net Loss	($2,988,116)	($2,903,559)

See accompanying notes which are an integral part of the combined financial statements.

Saleen Automotive, Inc. and SMS Signature Cars, Inc. Combined Statements of Stockholders’ Deficit

	Saleen Automotive, Inc.		SMS Signature Cars, Inc.
	Common Stock $0.0001 Par		Common Stock No Par		Combined Additional	Combined Accumulated Deficit	Combined Stockholders’ Deficit
	Number	Amount	Number	Amount	Paid in Capital
Balance, March 31, 2011	—	$—	1,000,000	$—	$—	$(2,851,857)	$(2,851,857)
Shares issued to Founders	88,086,000	8,808			—	—	8,808
Shares issued for cash	4,826,435	483			2,266,004	—	2,266,487
Shares issued for services	100,000	10			24,990	—	25,000
Net loss for the year	—	—			—	(2,903,559)	(2,903,559)
Balance, March 31, 2012	93,012,435	9,301	1,000,000		2,290,994	(5,755,416)	(3,455,121)
Shares issued for cash	7,549,143	755			1,606,318	—	1,607,072
Shares issued for services	85,498	9			21,368	—	21,377
Shares issued for interest on loan	400,000	40			99,960	—	100,000
Shares issued in settlement of related party payables	145,000	15			36,236	—	36,251
Shares issued as employment condition	500,000	50			124,950	—	125,000
Shares issued for in-kind contribution of automobile	1,000,000	100			249,900	—	250,000
Value of founders shares transferred in settlement of payables					155,250	—	155,250
Net loss for the year						(2,988,116)	(2,988,116)
Balance, March 31, 2013	102,692,076	$10,269	1,000,000	$—	$4,584,976	$(8,743,532)	$(4,148,287)

See accompanying notes which are an integral part of the combined financial statements.

Saleen Automotive, Inc. and SMS Signature Cars, Inc.
Combined Statements of Cash Flows

	Twelve Months Ended March 31
	2013	2012

Cash flows from operating activities
Net loss	$(2,988,116)	$(2,903,559)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	80,892	80,475
Loss (gain) on settlement of payables	4,162	(10,000)
Shares issued for services	21,377	25,000
Shares issued for interest on loan	100,000	—
Value of founders shares transferred in settlement of related party payables	155,250	—
Shares issued as employment condition	125,000	—
Note payable issued for services	47,749	—
Changes in working capital:
(Increase) Decrease in cash held in trust account	(175,000)	—
(Increase) Decrease in accounts receivable	(5,352)	12,758
(Increase) Decrease in inventory	28,886	41,534
(Increase) Decrease in prepaid expenses	(23,482)	—
Increase (Decrease) in accounts payable	(111,894)	(29,716)
Increase (Decrease) in accounts payable to related parties	481,724	111,874
Increase (Decrease) in accrued liabilities	235,538	136,492
Increase (Decrease) in customer deposits	79,839	234,838
Increase (Decrease) in other liabilities	164,084	—
Net cash used in operating activities	(1,779,345)	(2,300,304)
Cash flows from investing activities
Purchases of property, plant and equipment	(110)	—
Proceeds from sale of property and equipment	—	33,876
Net cash from investing activities	(110)	33,876
Cash flows from financing activities
Proceeds from notes payable from related parties	275,000	16,000
Principal payments on notes payable	(104,962)	(20,466)
Proceeds from issuance of common stock	1,607,072	2,275,295
Net cash from financing activities	1,777,110	2,270,830
Net increase (decrease) in cash	(2,345)	4,402
Cash at beginning of period	6,779	2,377
Cash at end of period	$4,434	$6,779

(continued)

See accompanying notes which are an integral part of the combined financial statements.

Saleen Automotive, Inc. and SMS Signature Cars, Inc. Combined Statements of Cash Flows (continued)

	Twelve Months Ended March 31
	2013	2012
Supplemental schedule of non-cash investing and financing activities:
Issuance of common stock to settle accounts and notes payable	$36,251	$—
Issuance of common stock for automotive asset	$250,000	$—
Supplemental disclosures of cash flow information:
Cash paid during the period for
Interest	$32,100	$36,863
Income taxes	$—	$—

See accompanying notes which are an integral part of the combined financial statements.

Saleen Automotive, Inc. and SMS Signature Cars

Notes to Financial Statements

Years Ended March 31, 2013 and 2012

NOTE 1 – NATURE OF THE BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of the Business

SMS Signature Cars, Inc. (“SMS”) was incorporated in California on July 31, 2008 (“SMS”). SMS’s initial capital consisted of 1,000,000 shares of no par value common stock. SMS produces high performance automobiles and selling automotive aftermarket parts. Steve Saleen owns 100% of the stock of this company.

Saleen Automotive, Inc. (“SAI”) was incorporated as Saleen Electric Automotive, Inc. in Florida on July 21, 2011. SAI’s initial capital consisted of 200,000,000 shares of $.0001 par value common stock. On April 26, 2012, SAI changed its name to Saleen Automotive, Inc. SAI was formed by Steve Saleen and four investors to raise funds to launch a Steve Saleen branded battery electric vehicles and electric charging stations for electric vehicles in the US and worldwide.

As of March 31, 2013 and 2012, Steve Saleen held all of the stock of SMS, and 58.15% and 64.21%, respectively, of the outstanding stock of SAI. Since the incorporation of these companies, Steve Saleen has controlled both. The accompanying financial statements include the activity of the SMS and SAI on a combined basis. Intercompany transactions have been eliminated.

The Company develops, manufactures and sells high-performance cars built from base chassis’ of Ford Mustangs, Chevrolet Camaros, and Dodge Challengers, as well as exotic sports cars. We are a low volume specialist vehicle design, engineering and manufacturing company focusing on the mass customization of OEM American Sports Cars and the production of high performance USA-engineered premium sports and racing cars. Saleen-branded products include a complete line of upgraded muscle cars, performance cars, automotive aftermarket specialty parts and lifestyle accessories. We are also developing a next-generation American supercar along with hybrid and zero-emission vehicles for commercial applications and consumer markets.

SMS and SAI are collectively referred to as “the Company” or as “Saleen Automotive, Inc.” unless reference is made to the individual SMS or SAI entity.

Going Concern

The Company’s combined financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has incurred an accumulative loss of $8,743,532 since inception. In addition, the Company had a stockholders’ deficit of $4,148,287 as of March 31, 2013, and as of that date, the Company is delinquent in payment of $246,075 of payroll taxes and $1,000,312 of outstanding notes payable are in default. The cash resources of the Company are insufficient to meet its planned business objectives without additional financing. These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to raise additional capital and to ultimately achieve sustainable revenues and profitable operations. At March 31, 2013, the Company had cash on hand in the amount of $4,434. Management expects that the current funds on hand, along with the available funds in the trust account, will be sufficient to continue operations for the next two months. Management is currently seeking additional funds, primarily through the issuance of debt or equity securities for cash to operate our business, No assurance can be given that any future financing will be available or, if available, and that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing or cause substantial dilution for our stock holders, in case or equity financing.

Subsequent to March 31, 2013, the Company obtained a $500,000 secured bridge loan which was paid in full when the Company entered into a reverse merger with a public company and issued $3,000,000 of its senior secured convertible notes. The Company realized $2,500,000 net cash proceeds upon the closing of the reverse merger transaction. See Note 11.

Use of Estimates

Financial statements prepared in accordance with accounting principles generally accepted in the United States require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Among other things, management has estimated the collectability of its accounts receivable and the valuation of long lived assets. Actual results could differ from those estimates.

Fair value of Financial Instruments

The Company adopted ASC topic 820, “Fair Value Measurements and Disclosures” (ASC 820), formerly SFAS No. 157 “Fair Value Measurements,” effective January 1, 2009. ASC 820 defines “fair value” as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There was no impact relating to the adoption of ASC 820 to the Company’s financial statements.

Financial instruments consist principally of cash, accounts payable and accrued liabilities, and notes payable. The carrying amounts of such financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature. It is management’s opinion that the Company is not exposed to any significant currency or credit risks arising from these financial instruments.

Cash held in trust by related party

During the year ended March 31, 2013, the Company instituted a policy of having new investor funds held a trust account at Michaels Law Group, a law firm owned by a shareholder and board member. Funds held in trust are released as requested by the Company by agreement of a management committee. As of March 31, 2013, $175,000 of funds were held in trust by Michaels Law Group.

Allowance for Doubtful Accounts

The Company recognizes an allowance for doubtful accounts to ensure trade receivables are not overstated due to uncollectability. For the most part, the company generally requires advance payments for cars and credit card payments for parts. As a result, the Company had no allowance for doubtful accounts amounts at March 31, 2013 and 2012, respectively.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally on a first-in-first-out average cost basis. Inventories consist primarily of parts for both resale and conversion of automotive chassis. The Company will typically buy the automobile chassis of the vehicle to be converted from the dealer placing the order and then modify the vehicle as ordered. The Company typically has no finished goods inventory as the Company builds to order.

	March 31, 2013	March 31, 2012

Parts and work in process	$288,224	$317,109
S7 Supercar held for sale	250,000	—
Total inventories	$538,224	$317,109

The S7 supercar is pledged as security for a note payable. (see notes 4 and 9)

Long-lived Assets and Intangible Assets

In accordance with ASC 350-30 (formerly SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets), the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

The Company had no such asset impairments at March 31, 2013 or 2012. There can be no assurance, however, that market conditions will not change or demand for the Company’s products under development will continue. Either of these could result in future impairment of long-lived assets.

Revenue Recognition

Sales of Performance Cars and Parts

The Company generates revenues primarily from the sale of performance automobiles and parts. The Company recognizes revenue from the sale of completed performance cars and parts when there is persuasive evidence that an arrangement exists, delivery of the product has occurred and title has passed, the selling price is both fixed and determinable, and collectability is reasonably assured, all of which generally occurs upon shipment of the Company’s product or delivery of the product to the destination specified by the customer.

The Company determines whether delivery has occurred based on when title transfers and the risks and rewards of ownership have transferred to the buyer, which usually occurs upon acceptance by the customer when the Company places the cars or products with the buyer’s carrier. The Company regularly reviews its customers’ financial positions to ensure that collectability is reasonably assured. Except for warranties, the Company has no post-sales obligations.

Contract Revenue and Cost Recognition on Design Services

During the year ended March 31, 2013, the Company completed a contract a with a major Hollywood movie producer to develop and manufacture working replicas of high performance racing “supercars” that are to be featured in a new movie. The Company recognizes revenues using the percentage-of-completion method of accounting by relating contract costs incurred to date to the total estimated costs at completion. This method is used because management considers costs to be the best available measure of progress on its contracts. Contract losses are provided for in their entirety in the period that they become known, without regard to the percentage-of-completion. The Company also recognizes as revenues costs associated with claims and unapproved change orders to the extent it is probable that such claims and change orders will result in additional contract revenue, and the amount of such additional revenue can be reliably estimated. As of March 31, 2013 or 2012, there were no contracts in progress.

Warranty Policy

The Company provides a three-year or 36,000 miles New Vehicle Limited Warranty with every Saleen 302 and 302SC Mustang, Saleen 570 Challenger, and Saleen 620 Camaro performance vehicle. We provide a one-year or 12,000 miles New Vehicle Limited Warranty with every Saleen 351 Mustang, Saleen 570X Challenger, and Saleen 620X Camaro performance vehicle. The vehicle limited warranty applies to installed parts and/or assemblies in new Saleen performance cars. All of the unaltered parts are covered under the original full warranty of the OEM manufacturer of the base vehicles (Ford, Chevrolet, and Dodge). The Company has not experienced significant claims under its warranty policy, and management determined no accrual for warranty reserve was necessary at March 31, 2013 or 2012.

Concentrations

During the year ended March 31, 2013, the Company completed a contract a with a major Hollywood movie producer to develop and manufacture working replicas of high performance racing “supercars” that are to be featured in a new movie. The Company realized $1,245,985 of revenues from the contract which represents 46% of the Company’s total revenues during the year ended March 31, 2013.

Business Segments

The Company has one business segment that is converting automobiles into high performance vehicles.

Research and Development Costs

Research and development costs consist of expenditures for the research and development of new products and technology. Research and development costs were $23,277 and $94,895 during the years ended March 31, 2013 and 2012 and were expensed as incurred.

Income Taxes

The Company accounts for income taxes under FASB Codification Topic 740-10-25 (“ASC 740-10-25”).  Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company maintains a valuation allowance with respect to deferred tax assets.  The Company established a valuation allowance based upon the potential likelihood of realizing the deferred tax asset and taking into consideration the Company’s financial position and results of operations for the current period.  Future realization of the deferred tax benefit depends on the existence of sufficient taxable income within the carry forward period under the Federal tax laws.

Changes in circumstances, such as the Company generating taxable income, could cause a change in judgment about the realizability of the related deferred tax asset.  Any change in the valuation allowance will be included in income in the year of the change in estimate.

Common Stock and Common Stock Warrants

The Company uses the fair value recognition provision of ASC 718, “Stock Compensation,” which requires the Company to expense the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of such instruments. The Company uses the Black-Scholes option pricing model to calculate the fair value of any equity instruments on the grant date.

At March 31, 2013 and 2012, respectively, the Company had no common stock options or warrants for common stock outstanding.

The Company also uses the provisions of ASC 505-50, “Equity Based Payments to Non-Employees,” to account for stock-based compensation awards issued to non-employees for services. Such awards for services are recorded at either the fair value of the services rendered or the instruments issued in exchange for such services, whichever is more readily determinable, using the measurement date guidelines enumerated in ASC 505-50.

At March 31, 2013 and 2012, respectively, the Company used the fair value of the services rendered to record certain exchanges of stock for services and an automotive asset.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. The cost of property and equipment is depreciated or amortized on the straight-line method over the following estimated useful lives:

Computer equipment and software 3 years

Furniture 3 years

Machinery 3-5 years

Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the lease term.

NOTE 2 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at March 31 of the year indicated:

	2013	2012
Tooling	$384,293	$387,167
Plant & Equipment	121,186	118,439
Leasehold improvements	129,402	129,165
Total, cost	634,881	634,771
Accumulated Depreciation and Amortization	(294,662)	(213,770)
Total Fixed Assets	$340,219	$421,001

Depreciation expense for the years ended March 31, 2013 and 2012 was $80,892 and $80,475, respectively

NOTE 3 – NOTES PAYABLE

Notes payable are comprised as follows:

	March 31,
	2013	2012
Senior secured note payable to a bank, guaranteed by the U.S. Small Business Administration and personally guaranteed by Steve Saleen, payable in monthly installments of $5,300, including interest at a rate of 6% per annum payable monthly, through November 19,2019	$582,258	$608,220
Subordinated secured bonds payable, interest at 6% per annum payable at various maturity dates, currently in default (1)	414,500	414,500

Subordinated secured note payable, interest at 10% per annum, payable December 16, 2010, currently in default (2)	105,312	105,312

Subordinated secured note payable, interest at 10% per annum payable March 31, 2009, in default as of March 31, 2012, current as of March 31, 2013 (3)	124,513	149,513

Subordinated secured note payable for legal services rendered, non interest bearing, payable on October 25, 2013 (4)	47,749	—
Unsecured notes payable, interest at 10% per annum payable on various dates from July 31 to March 31, 2010, currently in default (5)	320,000	320,000

Total notes payable	$1,594,332	$1,597,545
Less: current portion of notes payable	(1,044,074)	(1,021,325)
Notes payable, net of current portion	$550,258	$576,220

(1)	Bonds issued on December 1, 2008, 2009 and 2010, payable in full upon one year from issuance. The Bonds accrue interest at 6% per annum and are secured by the real and personal property of SMS Signature Cars, Inc. As of March 31, 2011, 2012 and 2013, respectively, the bonds were in default due to non-payment.

(2)	Note payable issued on December 16, 2010 due in full on December 16, 2011. The note accrues interest at 10% per annum and is secured by three vehicles owned by SMS Signature Cars. The note was in default at March 31, 2012 and 2013 due to non payment.

(3)	Note payable issued on October 3, 2008 due in full on March 31, 2009. The note accrues interest at 10% per annum and was secured by one vehicle owned by SMS Signature Cars. The note was in default at March 31, 2011 and 2012 due to non payment. On June 14, 2013, the Company entered into a Settlement Agreement and Mutual General Release whereby the Company cancelled this note and issued a new unsecured 6% interest bearing note payable for $120,748 (including $15,436 accrued interest), due (a) $34,772 on June 18, 2013, (b) $42,988 on July 17, 2013, and (c) $42,988 on August 19, 2013.

(4)	Non-interest bearing note payable dated January 25, 2013 due in full on October 25, 2013 or earlier upon the occurrence of certain events that had not occurred as of March 31, 2013. The note is secured by interest in certain intellectual property of Saleen Automotive, Inc.

(5)	Unsecured notes issued on various dates ranging from July 2008 to March 2009 with amounts due in full on various dates ranging from July 2009 to March 2010. The notes accrue interest at 10% per annum. The notes were in default at March 31, 2011, 2012 and 2013, respectively, due to non payment.

Total interest expense was $163,578 and $136,742 for the years ended March 31, 2013 and 2012, respectively. As of March 31, 2013 and 2012, $231, 683 and $202,624, respectively, of interest on notes payable remains unpaid.

The Company is required to make the following payments over the next five years and beyond:

Year Ending March 31,
2014	$996,326
2015	32,000
2016	32,000
2017	32,000
2018	32,000
Thereafter	470,006
$1,594,332

NOTE 4 – NOTES PAYABLE TO RELATED PARTIES

Notes payable to related parties are as follows:	March 31, 2013	March 31, 2012
Subordinated secured bonds payable, interest at 6% per annum payable at various maturity dates, currently in default (1)	$63,000	$63,000
Note payable to a shareholder of Saleen Automotive, Inc. secured by S7 Supercar automobile, interest at 10% per annum payable quarterly, due May 23, 2013. (2)	$200,000	—
Unsecured note payable to a shareholder, interest at 10% per annum payable March 10, 2013. (3)	—	16,000
Unsecured note payable to a shareholder, interest at 10% per annum payable at various maturity dates, currently in default. (4)	37,500	37,500
Unsecured note payable to a shareholder, interest at 10% per annum payable at various maturity dates, currently in default. (5)	60,000	60,000
Total notes payable, related parties	$360,500	$176,500

(1)	Bonds issued to a shareholder on December 1, 2008, 2009 and 2010, payable in full upon one year from issuance. The Bonds accrue interest at 6% per annum and are secured by the real and personal property of SMS Signature Cars, Inc. As of March 31, 2011, 2012 and 2013, respectively, the bonds were in default. Subsequent to March 31, 2013. On May 22, 2013, the Company entered into a Settlement Agreement and Mutual General Release by cancelling this $63,000 bond, a related note for $37,500, and $34,500 of accrued interest of by issuing a new unsecured non interest bearing note payable for $135,000. The Company is required to make payments of $5,000 on or before June 3, 2013 and $10,000 each on or before July 31, 2013, October 31, 2013 and December 31, 2013. The Company also issued 140,000 shares of stock in conjunction with this Agreement.

(2)	Note payable issued to a shareholder on May 3, 2012 with an original amount of $250,000 and original maturity date of July 3, 2012, which was extended to May 2013. Interest was payable with 100,000 shares of Common Stock with 33,333 due each month the principal was unpaid beyond the maturity date. The Company issued a total of 400,000 shares of Common Stock related to interest in conjunction with this note. The note was secured by a vehicle owned by SMS Signature Cars. In May 2013, the note was paid off with proceeds from a $500,000 bridge loan (Note 11).

(3)	Note payable issued to a shareholder on March 12, 2012 in original amount of $16,000 and maturity date of March 12, 2013. This note was settled through the issuance of 65,000 shares of common stock on June 30, 2012.

(4)	Notes payable to a related party issued at various dates ranging from September 2008 to August 2010 for total original principal of $37,500 with amounts due in full on various dates ranging from September 2009 to March 2011. The notes accrued interest at 10% per annum and were in default at March 31, 2011 and2012, respectively, due to non payment. On May 21, 2013, the Company entered into a Settlement Agreement and Mutual General Release (“Agreement”) by cancelling this note and related bonds in the principal amount of $63,000 by issuing a new unsecured non interest bearing note payable in the amount of $135,000 due and payable in full on April 1, 2014. The Company also issued 50,000 shares of stock in conjunction with this Agreement to this related party.

(5)	Unsecured note payable to a related party issued on November 3, 2008 for original principal of $60,000 with interest bearing at 10% per annum and due in full on February 10, 2009. The note was in default at March 31, 2011, 2012 and 2013, respectively, due to non payment. On May 22, 2013, the Company entered into a Settlement Agreement and Mutual General Release by cancelling this note and issuing a new unsecured non interest bearing note payable for $35,000. The Company is required to make payments of $5,000 on or before June 3, 2013 and $10,000 each on or before July 31, 2013, October 31, 2013 and December 31, 2013. The Company also issued 140,000 shares of stock in conjunction with this Agreement.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the years ended March 31, 2013 and 2012, we incurred $340,000 and $226,250, respectively, in officers’ salary expense due our Director, Chairman and CEO, Mr. Steve Saleen. As of March 31, 2013 and 2012, the balances of $300,000 and $60,000, respectively, were payable to Mr. Saleen for his officers’ salary. Effective March 31, 2013, Mr. Saleen agreed to defer the $300,000 of unpaid salary for payment until April 1, 2014.

During the years ended March 31, 2013 and 2012, we incurred $297,842 and $134,675, respectively, in CFO services and accounting fees expense with Miranda & Associates, a firm owned by our Director and CFO, Mr. Robert Miranda. As of March 31, 2013 and 2012, the balances of $167,222 and $69,675, respectively, were payable to Miranda & Associates for these services. Effective March 31, 2013, Miranda & Associates and Mr. Miranda agreed to defer the $167,322 of unpaid fees for payment until April 1, 2014.

During the years ended March 31, 2013 and 2012, we incurred $341,452 and $18,399, respectively, in General Counsel services and legal fees expense with Michaels Law Group, a firm owned by our Director and General Counsel, Mr. Jonathan Michaels. As of March 31, 2013 and 2012, the balances of $242,045 and $97,868, respectively, were payable to Michaels Law Group for these services. Effective March 31, 2013, Michaels Law Group and Mr. Michaels agreed to defer the $242,045 of unpaid fees for payment until April 1, 2014.

The amounts of accounts payable to related parties as of March 31, 2013 and 2012 are as follows:

Related Party	March 31, 2013	March 31, 2012
Steve Saleen	$300,000	$60,000
Miranda & Associates	167,222	69,675
Michaels Law Group	242,045	97,868
Totals	$709,267	$227,543

During the years ended March 31, 2012, we incurred $529,449 in salary expense with Alexander Bafer, a shareholder, for his services as vice president of business development.

During the years ended March 31, 2013 and 2012, we incurred $315,750 and $324,936, respectively, in consulting fees with shareholders for marketing, business development, engineering, business management, and financial advisory services. The amounts incurred with these related parties are as follows:

Related Party	March 31, 2013	March 31, 2012
Gerald Parker Greentech Consulting Alexander James LLC Michael Kadie Anthony Lanham Brian Black RAV Marketing, LLC	$ - 62,750 130,000 - 10,000 13,000 100,000	$ 121,565 - 55,266 83,305 64,800 -
Totals	$315,750	$324,936

The $120,000 consulting fee incurred with Alexander James, LLC during the year ended March 31, 2013, was initially recorded as a related party note payable and then subsequently settled by the transfer of a net 621,000 founders’ share from founders Brian Black and Anthony Lanham. (See Note 7)

NOTE 6 – INCOME TAXES

As of March 31, 2013 and 2012, the combined companies had net operating loss carry forwards for income tax reporting purposes of approximately $8,290,000 and $5,717,000 respectively that may be offset against future taxable income. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs or a change in the nature of the business. The utilization of the losses is also limited by the fact that the combined Companies file on a separate basis and losses on one cannot offset profits on the other. Therefore, the amount available to offset future taxable income may be limited.

No tax benefit has been reported in the financial statements for the realization of loss carry forwards, as the Company believes based on the Company’s past operations that there is no evidence or assurance that the carry forwards will be utilized. Accordingly, the potential tax benefits of the loss carry forwards are offset by a valuation allowance of the same amount.

	March 31, 2013	March 31, 2012
Deferred income tax asset:
Net operating loss carry forward	$3,316,000	$2,287,000
Valuation allowance	(3,316,000)	(2,287,000)
Net deferred income tax asset	$—	$—

Reconciliation of the effective income tax rate to the U.S. statutory rate is as follows:

	March 31, 2013	March 31, 2012
Tax expense at the U.S. statutory income tax	(34.0)%	(34.0)%
State tax net of federal tax benefit	(5.8)%	(5.8)%
Increase in the valuation allowance	39.8%	39.8%
Effective tax rate	—%	—%

The Company is primarily subject to U.S. federal and state income tax. As a result of the implementation of certain provisions of ASC 740, Income Taxes, (formerly FIN 48, Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109), the Company performed an analysis of its tax liabilities and determined that there were no positions taken that it considered uncertain. Therefore, there were no unrecognized tax benefits as of March 31, 2013 and 2012, respectively.

Future changes in the unrecognized tax benefit are not expected to have an impact on the effective tax rate due to the existence of the valuation allowance. The Company estimates that the unrecognized tax benefit will not change within the next twelve months. The Company will continue to classify income tax penalties and interest, if any, as part of interest and other expenses in its statements of operations. The Company has incurred no interest or penalties as of March 31, 2013 and 2012.

NOTE 7– SHAREHOLDERS’ EQUITY

SMS Signature Cars, Inc. was incorporated in California on July 31, 2008 and issued 1,000,000 shares of no par value stock to its sole shareholder, Steven Saleen.

Saleen Automotive, Inc. was incorporated in Florida on July 21, 2011 at which time it issued 88,086,000 shares of common stock to its founders. The Company has been raising capital through a Private Placement Memorandum under the provisions of Regulation D of the US Securities and Exchange Commission. During the year ended March 31, 2013, the Company raised $1,607,072 through the issuance of 7,549,143 shares of its common stock.

During the year ended March 31, 2013, the Company issued 1,000,000 shares of its common stock in exchange for an automobile valued at $250,000, or $0.25 per share. During the year ended March 31, 2013, the Company issued 1,130,498 shares of its common stock in exchange for interest on a related party note, settlement of claims, payment of loans, and professional services. These shares were valued at $0.25 based on management’s estimate of value of the common shares issued. During the year ended March 31, 2013, 621,000 founders shares were transferred between from two of the founders to a third founder in payment of $142,205 of related party payables. These founders share transfers were valued at $155,250 based on management’s estimate of value of the common shares issued and reflected as a cost and as a contribution of additional paid in capital in the accompanying financial statements.

During the year ended March 31, 2012, the Company raised $2,266,487 through the issuance of 4,826,435 of its shares of common stock. During the year ended March 31, 2012, the Company issued 100,000 shares of its common stock to a related party for accounting and CFO services. These shares were valued at $0.25 per share based on management’s estimate of value.

The Company had no warrants, options, or convertible debt outstanding at March 31, 2013 or March 31, 2012, respectively.

NOTE 8 – COMMITMENTS AND CONTINGINCIES

Facilities Leases

The Company rents two buildings totaling approximately 76,000 square feet on triple net leases through January, 2018. The current rent is $20,336 per month. The current lease amendment provides for an annual escalation of 3% in the rent each February. Past rent will be made up with the payment of an additional $5,300 for 20 months starting in June, 2013.

The future minimum rental payments required under the non-cancelable operating leases described above as of March 31, 2013 and 2012 are as follows:

Years ending March 31:	Lease Commitment
2014	$ 597,548
2015	615,154
2016	583,671
2017	599,689
2018	512,172

Employment Agreements

In August, 2011, the Company entered into an Employment Agreement with Steve Saleen under which he is compensated at the rate of $20,000 per month. Steve Saleen has deferred all payments otherwise due under the agreement. Employer payroll taxes have been accrued for the compensation liability.

Litigation

The Company is involved in certain legal proceedings that arise from time to time in the ordinary course of its business. Except for income tax contingencies (commencing April  1, 2009), the Company records accruals for contingencies to the extent that the management concludes that the occurrence is probable and that the related amounts of loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred.

The Company is currently a party to the several legal proceedings related to claims for payment that are currently accrued for in the financial statements as accounts or notes payable. Other legal proceedings that are pending as of March 31, 2013 are described as follows:

SMS Signature Cars, Inc. is a defendant in a case filed on November 28, 2011 in U.S. District Court in Massachusetts that alleges breach of contract related to a vehicle dispute. The case seeks $75,000 of damages, plus legal fees and costs of litigation. The Company believes that the case is without merit and the outcome is uncertain at the present time.

SMS Signature Cars, Inc. is a defendant in a case filed on April 13, 2012, in California Superior Court, Riverside County, that claims breach of contract related to an engine installed by a third party vendor. The suit claims $200,000 in damages plus interest, legal fees and costs of litigation. The Company has filed a cross complaint against the third party vendor for breach of warranty, negligence, and indemnification. The Company believes that the case is without merit and the outcome is uncertain at the present time.

The Company is a defendant in a case filed on February 11, 2013, in Texas District Court, Lampass County, that claims breach of contract related to an engine installed by a third party vendor. The suit claims $52,237 in damages plus interest, legal fees and costs of litigation. The Company believes that the case is without merit and the outcome is uncertain at the present time.

SMS Signature Cars, Inc. is a defendant in a case filed on April 13, 2012, in California Superior Court, Napa County, that claims breach of contract related to a vehicle dispute. The suit claims $25,586 in damages plus interest, legal fees and costs of litigation. The Company believes that the case is without merit and the outcome is uncertain at the present time.

NOTE 9 – SUBSEQUENT EVENTS

Merger Agreement

On May 23, 2013, an Agreement and Plan of Merger (the “Merger Agreement”) was entered into by Saleen Automotive, Inc. (“Saleen Automotive”) and SMS Signature Cars (“SMS” and together with Saleen Automotive, “SALEEN”), and Steve Saleen (“Saleen Entities”) with W270, Inc. (“W270”), a publicly traded Nevada development stage company, and its wholly-owned subsidiaries, Saleen California Merger Corporation and Saleen Florida Merger Corporation.

On June 26, 2013, (a) Saleen California Merger Corporation merged with and into SMS and SMS became a wholly-owned subsidiary of W270; (b) Saleen Florida Merger Corporation merged with and into Saleen Automotive and Saleen Automotive becoming a wholly-owned subsidiary of W270; (c) holders of the outstanding capital stock of Saleen Automotive received shares of W270’s Super Voting Preferred Stock in accordance with the exchange ratio for the Merger and holders of the outstanding capital stock of SMS received no consideration for their shares in the Merger; and (d) approximately 93% of the beneficial ownership of W270’s shares of common stock (on a fully-diluted basis) are owned, collectively, by Steve Saleen and the former holders of the outstanding capital stock of Saleen Automotive. W270, Inc. changed its name to Saleen Automotive, Inc.

On June 26, 2013, pursuant to a Securities Purchase Agreement, The Company issued senior secured convertible notes, having a total principal amount of $3,000,000, to accredited investors. The Notes were issued in a private placement, exempt from the Securities Act registration requirements, to purchasers who are accredited investors. The Notes will pay 3.0% interest per annum with a maturity of 4 years. No cash interest payments will be required, except that accrued and unconverted interest shall be due on the maturity date and on each conversion date with respect to the principal amount being converted, provided that such interest may be added to and included with the principal amount being converted.

Each Note is convertible at any time into common stock at a specified conversion price, which will initially be $0.075 per share The Note conversion price is subject to specified adjustments for certain changes in the numbers of outstanding shares of the Company’s common stock, including conversions or exchanges of such. If the Company’s shares are issued, except in specified exempt issuances, for consideration which is less than the then existing Note conversion price, then such conversion price will be reduced by full ratchet anti-dilution adjustments that will reduce the conversion price to equal the price in the dilutive issuance, regardless of the size of the dilutive issuance.

The proceeds of the convertible notes will provide funds to carry forward our business plan. As of the date of the merger, approximately 70% of the beneficial ownership of the Company’s shares of common stock (on a fully-diluted basis) are owned, collectively, by Steve Saleen and the former holders of the outstanding capital stock of Saleen Automotive.

Steve Saleen entered into an Assignment and License Agreement (the “Assignment and License Agreement”) with W270, wherein he contributed certain intellectual property that relates to the “Saleen” brand name and related rights which are currently owned by him to the Company, license to the Company the right to use his image, signature, full name, voice, biographical materials, likeness, and goodwill associated with the “Saleen” brand, and assigned to the Company all shares of the capital stock of SMS Retail – Corona, a California corporation, and Saleen Automotive Show Cars, Inc., a Michigan corporation. In exchange for entering into the Assignment and License Agreement, the Company issued to Steve Saleen, 341,943 shares of the Super Voting Preferred Stock of the Company, which will be automatically converted upon the Company’s consummation of a 1-for-2.63837 reverse stock split, into 16,200,469 common shares of the Company, representing approximately 26.41% of the outstanding shares of the Company’s common stock.

Bridge Loan from related parties

On May 8, 2013, W-Net Fund I,L.P (“W-Net”) and Verdad Telecom, Inc (“Verdad”) the two largest existing stockholders of W270 (the “Lenders”), and SMS, Saleen Automotive and Steve Saleen (collectively, “Borrower”), entered a Bridge Loan and Security Agreement pursuant to which the Lenders loaned to Borrower an aggregate of $500,000 and Borrower issued to the Lenders Secured Promissory Notes. Following an event of default, the Secured Promissory Notes accrue interest at 10% per annum and have a maturity date of June 15, 2013. Borrower’s obligations under the Secured Promissory Notes were secured by a first priority security interest, subject to certain existing indebtedness, on all of SMS’ and Saleen Automotive’s assets, including the Company’s S7 automobile. Borrower’s obligations under the Secured Promissory Notes were also guaranteed by Steve Saleen. Borrower’s failure to pay when due amounts payable under the Secured Promissory Notes, its failure to observe any covenants under the bridge loan documents, a breach of its representations and warranties made pursuant to the bridge loan documents or its undergoing a bankruptcy or insolvency proceeding constitutes an event of default. Upon the occurrence of an event of default, the Lenders may declare all obligations under the Secured Promissory Notes due and payable and may foreclose on the collateral securing such obligations. During such 60-day period, Borrow shall have the right to otherwise satisfy such deficiency. Upon the consummation of the Capital Raise, the obligations outstanding under the Secured Promissory Notes converted into Notes in the same principal amounts outstanding pursuant to the Capital Raise.

Settlement of Defaulted Related Party Notes Payable

The Company had an outstanding bond payable in the amount of $63,000 and an unsecured note payable in the amount of $37,500 to a related party. On May 21, 2013, the Company entered into a Settlement Agreement and Mutual General Release (“Agreement”) by cancelling this $63,000 bond, a related note for $37,500, and $34,500 of accrued interest of by issuing a new unsecured non interest bearing note payable for $135,000 due and payable in full on April 1, 2014. The Company also issued 50,000 shares of stock in conjunction with this Agreement to this related party.

The Company had a note payable to a related party issued on November 3, 2008 for original principal of $60,000 with interest bearing at 10% per annum and due in full on February 10, 2009. The note was in default at March 31, 2011, 2012 and 2013, respectively, due to non payment. On May 22, 2013, the Company entered into a Settlement Agreement and Mutual General Release by cancelling this note and issuing a new unsecured non interest bearing note payable for $35,000. The Company is required to make payments of $5,000 on or before June 3, 2013 and $10,000 each on or before July 31, 2013, October 31, 2013 and December 31, 2013. The Company also issued 140,000 shares of stock in conjunction with this Agreement.

The Company had a note payable in the amount of $124,512 issued on October 3, 2008 due in full on March 31, 2009. The note accrues interest at 10% per annum and was secured by one vehicle owned by SMS Signature Cars. The note was in default at March 31, 2011 and 2012 due to non payment. Subsequent to March 31, 2013, the Company entered into a Settlement Agreement and Mutual General Release whereby the Company cancelled this note and issued a new unsecured non interest bearing note payable for $140,000 due in full on or before June 17, 2013. Management is negotiating an extension of this note.

The Company had a note payable in the amount of $105,312 issued on October 3, 2008 due in full on March 31, 2009. The note accrues interest at 10% per annum and was secured by one vehicle owned by SMS Signature Cars. The note was in default at March 31, 2011 and 2012 due to non payment. On June 14, 2013, the Company entered into a Settlement Agreement and Mutual General Release whereby the Company cancelled this note and issued a new unsecured 6% interest bearing note payable for $120,748 (including $15,436 accrued interest), due (a) $34,772 on June 18, 2013, (b) $42,988 on July 17, 2013, and (c) $42,988 on August 19, 2013.

The Company had a $200,000 note payable secured by an S7 Supercar automobile issued on May 3, 2012 due in full on May 23, 2013. The note accrues interest quarterly in the form of 100,000 shares of common stock of Saleen Automotive, Inc. a Florida corporation. The note was paid in full on May 8, 2013, from the proceeds of the Bridge Loan from W-Net and Verdad.

Common shares issued for services to Related Parties

On May 12, 2013, the Company issued 500,000 shares of its common stock each to two of its new directors, a total of 1,000,000 shares, in payment of director fees for future service on the board. The total value of these shares is $250,000 based on a per share value of $0.25.

On June 10, 2013, the Company issued 150,000 shares of its common stock to a new employee as a condition of employment. The total value of these shares is $37,500 based on a per share value of $0.25.

On June 17, 2013, the Company issued 25,000 shares of its common stock to an employee in payment of employee expenses. The total value of these shares is $6,250 based on a per share value of $0.25.

On June 17, 2013, the Company issued 942,924 shares of its common stock to an information technology service provider in payment of future services. The total value of these shares is $235,731 based on a per share value of $0.25.

Saleen Automotive, Inc. and Subsidiaries (Formerly W270, Inc.)
Condensed Consolidated Balance Sheets Combined Balance Sheets

	June 30, 2013	March 31,2013
	(Unaudited)
ASSETS
Current Assets
Cash	$1,012,655	$4,434
Cash held in trust by related party	—	175,000
Accounts receivable, net	25,829	5,352
Inventory	821,853	538,224
Prepaid expenses and other current assets	43,451	23,483
Total Current Assets	1,903,788	746,493

Long Term Assets
Property, plant and equipment, net	329,149	340,219
Other assets	37,358	37,358
TOTAL ASSETS	$2,270,295	$1,124,070

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities
Accounts Payable	$794,262	$666,782
Accounts Payable - related parties	690,072	709,267
Current portion of notes payable	955,652	1,044,074
Current portion of notes payable to Related Parties	139,197	360,500
Payroll Taxes Payable	351,710	246,075
Accrued Interest on Notes Payable	264,568	318,836
Customer Deposits	1,049,616	942,859
Other current liabilities	466,351	433,706
Derivative liability	1,750,421	—
Total Current Liabilities	6,461,849	4,722,099

Notes payable, net of current portion	479,102	550,258
Senior Secured Convertible Notes payable, net of discount	1,343,894	—
Total Liabilities	8,284,845	5,272,357

Stockholders’ Deficit
Common stock; $0.001 par value; 100,000,000 shares authorized
8,000,000 shares issued and outstanding as of June 30, 2013	8,000	—
Super Voting Preferred stock; $0.001 par value; 1,000,000 shares
Authorized; 896,000 and 883,822 shares issued and outstanding as of June 30, 2013	896	10,269
and March 31, 2013
Additional paid in capital	5,163,330	4,584,976
Accumulated deficit	(11,186,776)	(8,743,532)
Total Stockholders’ Deficit	(6,014,550)	(4,148,287)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$2,270,295	$1,124,070

See accompanying notes which are an integral part of these condensed consolidted financial statements.

Saleen Automotive, Inc. and Subsidiaries (Formerly W270, Inc.) Saleen Automotive, Inc. and Subsidiaries
Condensed Consolidated Statement of Operations Combined Balance Sheets
For the three month period ended June 30, 2013 and 2012 (Unaudited)

	For the three month periods ended
	June 30, 2013	June 30, 2012

Revenue
Vehicles and parts	$ 909,561	$ 78,499
Total revenue	909,561	78,499

Costs of goods sold
Vehicles and parts	826,442	119,131
Total Costs of Goods Sold	826,441	119,131

Gross Margin	83,119	(40,632)

Operating expenses

Research and development	31,348	23,277
Sales and marketing	43,186	3,837
General and administrative	1,902,808	685,290
Depreciation	20,170	20,162
Total operating expenses	1,997,512	732,566

Loss from operations	(1,914,393)	(773,199)

Interest expense	(73,539)	(56,786)
Costs of reverse merger transaction	(365,547)	-
Change in derivative liability	(89,865)	-
Net Loss	$ (2,443,244)	$ (829,985)
Earnings (loss) per common share	$ (0.02)	$ (0.01)
Weighted average shares outstanding – basic and diluted	120,000,000	120,000,000

See accompanying notes which are an integral part of these condensed consolidated financial statements.

Saleen Automotive, Inc. and Subsidiaries (Formerly W270, Inc.) Condensed Consolidated Statement of Stockholders’ Deficit (Unaudited) For the three month period ended June 30, 2013
	Common Stock $0.001 Par		Super Voting Preferred Stock $0.001 Par		Additional Paid in Capital	Accumulated Deficit	Stockholders’ Deficit
	Number	Amount	Number	Amount
Balance, March 31, 2013			883,822	$10,269	$4,584,976	$(8,743,532)	$(4,148,287)
Shares issued upon reverse merger	8,000,000	$8,000		(8,000)			—
Shares issued for directors fees to related parties			5,277	5	249,995		250,000
Shares issued for services to related parties			923	1	43,749		43,750
Shares issued for services			4,976	5	235,726		235,731
Shares issued as principal payments on notes payable			481		22,803		22,803
Shares issued as interest on notes payable			521	1	24,696		24,697
Adjustment of Super Voting Preferred				(1,385)	1,385		—
Net loss for the period						(2,443,244)	(2,443,244)
Balance, June 30, 2013	8,000,000	$8,000	896,000	$896	$5,163,330	$(11,186,776)	$(6,014,550)

See accompanying notes which are an integral part of these condensed consolidated financial statements.

Saleen Automotive Inc. (Formerly W270, Inc.)

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the three month period ended June 30, 2013 and 2012

	Three Month Periods Ended June 30:
	2013	2012

Cash flows from operating activities
Net loss	$(2,443,244)	$(829,985)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	20,170	20,162
Change in derivative liability	89,765
Amortization of discount on senior secured convertible notes	4,550	—
Shares issued for value of Saleen S7 Supercar		250,000
Shares issued for directors fees to related parties	250,000
Shares issued for services to related parties	43,750
Shares issued for services	235,731
Shares issued as principal payment on notes payable	22,803
Shares issued for interest on notes payable	24,697	25,000
Changes in working capital:
(Increase) Decrease in cash held in trust account	175,000	—
(Increase) Decrease in accounts receivable	(20,477)	(24,000)
(Increase) Decrease in inventory	(283,629)	(236,100)
(Increase) Decrease in prepaid expenses	(19,967)	—
Increase (Decrease) in bank overdrafts	—	23,059
Increase (Decrease) in accounts payable	127,930	134,377
Increase (Decrease) in accounts payable to related parties	(19,195)	82,750
Increase (Decrease) in payroll taxes payable	105,635	14,581
Increase (Decrease) in accrued interest	(37,281)	22,850
Increase (Decrease) in customer deposits	106,757	(3,011)
Increase (Decrease) in other liabilities	32,644	(12,942)
Net cash used in operating activities	(1,584,811)	(533,259)
Cash flows from investing activities
Purchases of property, plant and equipment	(9,100)	(237)
Net cash from investing activities	(9,100)	(237)
Cash flows from financing activities
Proceeds from senior secured notes payable	3,000,000	—
Principal payments on notes payable from related parties	(221,303)	250,000
Principal payments on notes payable	(176,565)	(5,688)
Proceeds from issuance of common stock	—	298,000
Net cash from financing activities	2,602,132	542,312
Net increase (decrease) in cash	1,008,221	8,817
Cash at beginning of period	4,434	6,779
Cash at end of period	$1,012,655	$15,596

(continued)

Saleen Automotive Inc. and Subsidiaries (Formerly W270, Inc.) Condensed Consolidated Statements of Cash Flows (Unaudited) For the three month period ended June 30, 2013 and 2012 (continued)

	Three Months Ended June 30
	2013	2012
Supplemental schedule of non-cash investing and financing activities:
Accrued interest added to note payable principal	$16,987	—
Derivative liability related to conversion feature	$1,660,056
Issuance of common stock to as interest on notes payable	$24,697	—
Issuance of common stock to as principal on notes payable	$22,803	—
Issuance of common stock for automotive asset	$—	$250,000
Supplemental disclosures of cash flow information:
Cash paid during the period for
Interest	$44,292	$31,786
Income taxes	$—	$—

See accompanying notes which are an integral part of these condensed consolidate financial statements.

Saleen Automotive Inc. and Subsidiaries (Formerly W270, Inc.)

Notes to Condensed Consolidated Financial Statements (Unaudited)

Three Month Periods Ended June 30, 2013 and 2012

The accompanying condensed consolidated financial statements of Saleen Automotive, Inc. and subsidiaries (“Saleen,” “we,” “us, “our” and “our Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and the rules and regulations of the Securities and Exchange Commission.  Accordingly, the unaudited condensed consolidated financial statements do not include all information and footnotes required by accounting principles generally accepted in the United States of America for complete annual financial statements. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation. Interim operating results are not necessarily indicative of results that may be expected for the year ending March 31, 2014, or for any other interim period.  These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements as of and for the year ended March 31, 2013, which are included in the Company’s Current Report on Form 8-K for such year filed on June 27, 2013, and amended on July 11, 2013 and August 8, 2013. The combined balance sheet as of March 31, 2013, has been derived from the audited financial statements included in the Form 8-K filed on June 27, 2013, and amended on July 11, 2013 and August 8, 2013.

NOTE 1 – NATURE OF THE BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

History of the Company

Saleen Automotive, Inc. (formerly W270, Inc., the “Company”) was incorporated under the laws of the State of Nevada on June 24, 2011. The Company issued 5,000,000 shares of its common stock to Mr. Wesley Fry (“Fry”) at inception in exchange for organizational costs/services incurred upon its incorporation. Following our formation, we issued an additional 1,000,000 shares of our common stock to Mr. Fry, in exchange for a business plan along with a client/customer list related to his information technology consulting services.

On June 21, 2012, the Company issued 2,000,000 shares of its common stock for a total of $20,000.

On November 30, 2012, Wesley Fry (“Fry”) and W-Net Fund I, L.P. (the “Buyer”), entered into a Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which Fry (the “Seller”) would sell to the Buyer, and the Buyer would purchase from the Seller, an aggregate of 6,000,000 shares of the W270, Inc.’s common stock (the “Shares”), which Shares represented 75.0% of the issued and outstanding shares of the Company’s common stock, (2) Seller would release the Company from any and all existing claims, (3) Seller would settle various liabilities of the Company and (4) Seller would indemnify the Buyer and the Company from liabilities arising out of any breach of any representation, warranty, covenant or obligation of Seller. The closing occurred on November 30, 2012. The Buyer paid for the Shares with personal funds. Simultaneous with the closing, Buyer sold to Verdad Telecom, Inc. one half of the Shares. There are no arrangements or understandings by and among members of both the former and new control groups and their associates with respect to election of directors or other matters of the Company.

Merger

On May 23, 2013, we entered into an Agreement and Plan of Merger (“Merger Agreement”) with Saleen California Merger Corporation, our wholly-owned subsidiary, Saleen Florida Merger Corporation, our wholly-owned subsidiary, Saleen Automotive, Inc. (“Saleen Automotive”), SMS Signature Cars (“SMS” and together with Saleen Automotive, the “Saleen Entities”) and Steve Saleen (“Saleen” and together with the Saleen Entities, the “Saleen Parties”). The closing (the “Closing”) of the transactions contemplated by the Merger Agreement (the “Merger”) occurred on June 26, 2013. At the Closing (a) Saleen California Merger Corporation was merged with and into SMS with SMS surviving as one of our wholly-owned subsidiaries; (b) Saleen Florida Merger Corporation was merged with and into Saleen Automotive with Saleen Automotive surviving as one of our wholly-owned subsidiaries; (c) holders of the outstanding capital stock of Saleen Automotive received an aggregate of 554,057 shares of our Super Voting Preferred Stock and holders of the outstanding capital stock of SMS received no consideration for their shares; and (d) approximately 93% of the beneficial ownership of our common stock (on a fully-diluted basis) was owned, collectively, by Saleen (including shares of our Super Voting Preferred Stock issued to Saleen pursuant to the Assignment and License Agreement discussed below) and the former holders of the outstanding capital stock of Saleen Automotive. As a result of the Merger we are solely engaged in the Saleen Entities’ business, Saleen Automotive’s officers became our officers and Saleen Automotive’s three directors became members of our five-member board of directors (which currently has two vacancies).

On May 23, 2013, we also entered into an Assignment and License Agreement with Saleen pursuant to which Saleen agreed, as of the effective time of the Merger, to contribute certain intellectual property that relates to the “Saleen” brand name and related rights which are currently owned by him to us, license to us the right to use his image, signature, full name, voice, biographical materials, likeness, and goodwill associated with the “Saleen” brand, and assign to us all shares of the capital stock of SMS Retail – Corona, a California corporation, and Saleen Automotive Show Cars, Inc., a Michigan corporation. On June 21, 2013, we amended the Assignment and License Agreement to terminate the obligation to assign to us all shares of the capital stock of SMS Retail – Corona and Saleen Automotive Show Cars, Inc. and Saleen agreed to dissolve those entities within 30 days after the Closing. Concurrently with the Closing, pursuant to the Assignment and License Agreement, as amended, Saleen assigned certain intellectual property that relates to the “Saleen” brand name and related rights which are currently owned by him to us, and licensed the right to use his image, signature, full name, voice, biographical materials, likeness, and goodwill associated with the “Saleen” brand to us, and commenced the process of dissolving each of SMS Retail – Corona and Saleen Automotive Show Cars, Inc. The aforementioned license may only be terminated in the event we file a petition for relief under Chapter 7 of the U.S. Bankruptcy Code, or a petition for relief is converted to a Chapter 7 proceeding under the U.S. Bankruptcy Code. In exchange for entering into the Assignment and License Agreement, as amended, we issued to Saleen, as of the effective date of the Merger, 341,943 shares of our Super Voting Preferred Stock.

On June 17, 2013, we consummated a merger with WSTY Subsidiary Corporation, our wholly-owned subsidiary, pursuant to which we amended our articles of incorporation to change our name to Saleen Automotive, Inc.

We are presently authorized under our articles of incorporation, as amended to date, to issue 100,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share, of which 896,000 shares are designated Super Voting Preferred Stock. The rights of our Super Voting Preferred Stock are set forth in a Certificate of Designations, Preferences, Limitations, Restrictions and Relative Rights of Super Voting Preferred Stock (the “Certificate of Designations”) which became effective on June 17, 2013. As of the Closing, we had 8,000,000 shares of common stock issued and outstanding and 896,000 shares of Super Voting Preferred Stock issued and outstanding.

Under the terms of the Merger Agreement, all of the outstanding shares of capital stock held by Saleen Automotive’s former shareholders were exchanged for 554,057 shares of our Super Voting Preferred Stock, and under the terms of the Assignment and License Agreement, as amended, we issued to Saleen 341,943 shares of our Super Voting Preferred Stock. Each share of our Super Voting Preferred Stock is convertible into 125 shares of our common stock. Accordingly, as a result of the Merger and the transactions effectuated pursuant to the Assignment and License Agreement, as amended, Saleen and the former shareholders of Saleen Automotive own approximately 112,000,000 shares of our common stock on an as-converted basis, and our existing stockholders own 8,000,000 shares of our common stock.

On July 9, 2013, holders of a majority of the outstanding shares of our Super Voting Preferred Stock voted to amend the Certificate of Designations to provide that (1) each share of our Super Voting Preferred Stock will immediately and automatically convert into 125 shares of our common stock at such time that we file, at such time as determined by our board of directors, an amendment to our articles of incorporation (a) effecting a reverse stock split of our common stock or (b) effecting an increase in the authorized shares of our common stock, in each case so that we have a sufficient number of authorized and unissued shares of our common stock to permit the conversion of all outstanding shares of our Super Voting Preferred Stock into our common stock, and (2) the holders of a majority of the outstanding shares of our Super Voting Preferred Stock may elect to convert less than all but at least 50% of the outstanding shares of our Super Voting Preferred Stock, with the applicable percentage designated by such holders. On July 9, 2013, holders of a majority of the outstanding shares of our Super Voting Preferred Stock also voted to convert, upon the effectiveness of the aforementioned amendment to the Certificate of Designations, 696,000 shares of our Super Voting Preferred Stock into 87,000,000 shares of our common stock, representing approximately 77.68% of the outstanding shares of our Super Voting Preferred Stock. Such conversion became effective on July 18, 2013, upon the filing of the amendment to the Certificate of Designations.

Upon completion of the Merger and assuming the conversion of all the remaining Super Voting preferred stock into shares of common stock, the former stockholders of Saleen Automotive own approximately 93% of the outstanding shares of our common stock (including shares of Super Voting Preferred Stock convertible into shares of our common stock) and the holders of the outstanding shares of our common stock prior to the Merger own the balance. As the owners and management of Saleen Automotive have voting and operating control of the Company after the Merger, the transaction has been accounted for as a recapitalization with the Saleen Entities deemed the acquiring companies for accounting purposes, and our company deemed the legal acquirer.  Due to the change in control, the consolidated financial statements reflect the historical results of the Saleen Entities prior to the Merger and that of the combined company following the Merger. Common stock and the corresponding capital amounts of the Company pre-Merger have been retroactively restated as capital stock shares reflecting the exchange ratio in the Merger.  The amount of debt assumed upon the reverse merger of $39,547 and a dividend of an aggregate amount of $280,000 paid to our stockholders as of May 23, 2013 have been reflected as a cost of the Merger in the statement of operations.

The Company develops, manufactures and sells high-performance cars built from base chassis’ of Ford Mustangs, Chevrolet Camaros, and Dodge Challengers, as well as exotic sports cars. We are a low volume specialist vehicle design, engineering and manufacturing company focusing on the mass customization of OEM American Sports Cars and the production of high performance USA-engineered premium sports and racing cars. Saleen-branded products include a complete line of upgraded muscle cars, high performance cars, automotive aftermarket specialty parts and lifestyle accessories. We are also developing a next-generation American supercar along with hybrid and zero-emission vehicles for commercial applications and consumer markets.

Consolidation policy

The consolidated financial statements for the three month period ended June 30, 2013 include the accounts of the Company and its wholly owned subsidiaries, Saleen Automotive, Inc. a Florida corporation and SMS Signature Cars, a California corporation. All significant intercompany transactions and balances have been eliminated in consolidation.

Going Concern

The Company’s combined financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has incurred an accumulative loss of $11,186,776 since inception. In addition, the Company had a stockholders’ deficit of $6,014,550 as of June 30, 2013, and as of that date, the Company is delinquent in payment of $351,710 of payroll taxes and $819,903 of outstanding notes payable are in default. The cash resources of the Company are insufficient to meet its planned business objectives without additional financing. These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to raise additional capital and to ultimately achieve sustainable revenues and profitable operations. At June 30, 2013, the Company had cash on hand in the amount of $1,012,655. Management expects that the current funds on hand will be sufficient to continue operations for the next three months. Management is currently seeking additional funds, primarily through the issuance of debt or equity securities for cash to operate our business, No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing or cause substantial dilution for our stockholders, in case or equity financing.

Use of Estimates

Financial statements prepared in accordance with accounting principles generally accepted in the United States require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Among other things, management has estimated the collectability of its accounts receivable, the valuation of long lived assets, the assumptions used to calculate its derivative liabilities, and equity instruments issued for financing and compensation. Actual results could differ from those estimates.

Fair value of Financial Instruments

The Company adopted ASC topic 820, “Fair Value Measurements and Disclosures” (ASC 820), formerly SFAS No. 157 “Fair Value Measurements,” effective January 1, 2009. ASC 820 defines “fair value” as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There was no impact relating to the adoption of ASC 820 to the Company’s financial statements.

Financial instruments consist principally of cash, accounts payable and accrued liabilities, and notes payable. The carrying amounts of such financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature. It is management’s opinion that the Company is not exposed to any significant currency or credit risks arising from these financial instruments.

Authoritative guidance provided by the Financial Accounting Standards Board (“FASB”) defines the following levels directly related to the amount of subjectivity associated with the inputs to fair valuation of these financial assets:

Level 1     Quoted prices in active markets for identical assets or liabilities.

Level 2     Inputs, other than the quoted prices in active markets, that is observable either directly or indirectly.

Level 3     Unobservable inputs based on the Company’s assumptions.

The following table presents certain investments and liabilities of the Company’s financial assets measured and recorded at fair value on the Company’s condensed consolidated balance sheets on a recurring basis and their level within the fair value hierarchy as of June 30, 2013.

	Level 1	Level 2	Level 3	Total
Fair value of Derivative Liability at June 30, 2013	$--	$1,750,421	$--	$1,750,421

Derivative financial instruments

The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. For stock-based derivative financial instruments, the Company uses a Monte Carlo option pricing model to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period.  Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

Cash held in trust by related party

During the year ended March 31, 2013, the Company instituted a policy of having new investor funds held a trust account at Michaels Law Group, a law firm owned by a shareholder and board member. Funds held in trust are released as requested by the Company by agreement of a management committee. As of March 31, 2013, $175,000 of funds was held in trust by Michaels Law Group. As of June 30, 2013, all funds held in trust have been disbursed to the Company.

Allowance for Doubtful Accounts

The Company recognizes an allowance for doubtful accounts to ensure trade receivables are not overstated due to uncollectability. For the most part, the company generally requires advance payments for cars and credit card payments for parts. As a result, the Company had no allowance for doubtful accounts amounts at June 30, 2013 or March 31, 2013.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally on a first-in-first-out average cost basis. Inventories consist primarily of parts for both resale and conversion of automotive chassis. The Company will typically buy the automobile chassis of the vehicle to be converted from the dealer placing the order and then modify the vehicle as ordered. The Company typically has no finished goods inventory as the Company builds to order.

	June 30, 2013	March 31, 2013

Parts and work in process	$571,853	$288,224
S7 Supercar held for sale	250,000	250,000
Total inventories	$821,853	$538,224

Long-lived Assets and Intangible Assets

In accordance with ASC 350-30 (formerly SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets), the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

The Company had no such asset impairments at June 30, 2013 or March 31, 2013. There can be no assurance, however, that market conditions will not change or demand for the Company’s products under development will continue. Either of these could result in future impairment of long-lived assets.

Revenue Recognition

Sales of High Performance Cars and Parts

The Company generates revenues primarily from the sale of high performance automobiles and parts. The Company recognizes revenue from the sale of completed high performance cars and parts when there is persuasive evidence that an arrangement exists, delivery of the product has occurred and title has passed, the selling price is both fixed and determinable, and collectability is reasonably assured, all of which generally occurs upon shipment of the Company’s product or delivery of the product to the destination specified by the customer.

The Company determines whether delivery has occurred based on when title transfers and the risks and rewards of ownership have transferred to the buyer, which usually occurs upon acceptance by the customer when the Company places the cars or products with the buyer’s carrier. The Company regularly reviews its customers’ financial positions to ensure that collectability is reasonably assured. Except for warranties, the Company has no post-sales obligations.

Contract Revenue and Cost Recognition on Design Services

During the year ended March 31, 2013, the Company completed a contract with a movie producer to develop and manufacture working replicas of high performance racing “supercars” that are to be featured in a new movie. The Company recognizes revenues using the percentage-of-completion method of accounting by relating contract costs incurred to date to the total estimated costs at completion. This method is used because management considers costs to be the best available measure of progress on its contracts. Contract losses are provided for in their entirety in the period that they become known, without regard to the percentage-of-completion. The Company also recognizes as revenues costs associated with claims and unapproved change orders to the extent it is probable that such claims and change orders will result in additional contract revenue, and the amount of such additional revenue can be reliably estimated. As of June 30, 2013, and March 31, 2013, there were no contracts in progress.

Warranty Policy

The Company provides a three-year or 36,000 miles New Vehicle Limited Warranty with every Saleen 302 and 302SC Mustang, Saleen 570 Challenger, and Saleen 620 Camaro high performance vehicle. We provide a one-year or 12,000 miles New Vehicle Limited Warranty with every Saleen 351 Mustang, Saleen 570X Challenger, and Saleen 620X Camaro high performance vehicle. The vehicle limited warranty applies to installed parts and/or assemblies in new Saleen high performance cars. All of the unaltered parts are covered under the original full warranty of the OEM manufacturer of the base vehicles (Ford, Chevrolet, and Dodge). The Company has not experienced significant claims under its warranty policy, and management determined no accrual for warranty reserve was necessary at June 30, 2013 or March 31, 2013.

Business Segments

The Company currently has one operating business segment that is converting automobiles into high performance vehicles.

Research and Development Costs

Research and development costs consist of expenditures for the research and development of new products and technology. Research and development costs were $31,348 and $23,277, during the three months ended June 30, 2013 and 2012, respectively, and were expensed as incurred.

Income Taxes

The Company accounts for income taxes under FASB Codification Topic 740-10-25 (“ASC 740-10-25”).  Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company maintains a valuation allowance with respect to deferred tax assets.  The Company established a valuation allowance based upon the potential likelihood of realizing the deferred tax asset and taking into consideration the Company’s financial position and results of operations for the current period.  Future realization of the deferred tax benefit depends on the existence of sufficient taxable income within the carry forward period under the Federal tax laws.

Changes in circumstances, such as the Company generating taxable income, could cause a change in judgment about the realizability of the related deferred tax asset.  Any change in the valuation allowance will be included in income in the year of the change in estimate.

Common Stock and Common Stock Warrants

The Company uses the fair value recognition provision of ASC 718, “Stock Compensation,” which requires the Company to expense the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of such instruments. The Company uses the Black-Scholes-Merton option pricing model to calculate the fair value of any equity instruments on the grant date.

At June 30, 2013 and March 31, 2013, the Company had no common stock options or warrants outstanding.

The Company also uses the provisions of ASC 505-50, “Equity Based Payments to Non-Employees,” to account for stock-based compensation awards issued to non-employees for services. Such awards for services are recorded at either the fair value of the services rendered or the instruments issued in exchange for such services, whichever is more readily determinable, using the measurement date guidelines enumerated in ASC 505-50.

Earnings (Loss) per Share

The basic earnings (loss) per share is calculated by dividing the Company’s net income available to common shareholders by the weighted average number of common shares during the period. The diluted earnings (loss) per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the period. The diluted weighted average number of shares outstanding is the basic weighted average number of shares adjusted for any potentially dilutive debt or equity. Diluted earnings (loss) per share are the same as basic earnings (loss) per share due to the lack of dilutive items.

Weighted average number of shares outstanding has been retroactively restated for the equivalent number of shares received by the accounting acquirer as a result of the reverse merger as if these shares had been outstanding as of the beginning of the earliest period presented.  Weighted average shares outstanding also includes the equivalent number of common shares that will be converted upon conversion of all the Super Voting Preferred Stock as of the earliest period presented as these shares have the same characteristics of common stock and for which management expects to convert (see Note 9).

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. The cost of property and equipment is depreciated or amortized on the straight-line method over the following estimated useful lives:

Computer equipment and software 3 years

Furniture 3 years

Machinery 3-5 years

Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the lease term.

Recently Issued Accounting Standards

Recent accounting pronouncements did not or are not believed by management to have a material impact on the Company’s present or future consolidated financial statements.

NOTE 2 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at June 30, 2013 and March 31, 2013:

	June 30, 2013	March 31, 2013
Tooling	$393,393	$384,293
Plant & Equipment	121,186	121,186
Leasehold improvements	129,402	129,402
Total, cost	643,981	634,881
Accumulated Depreciation and Amortization	(314,832)	(294,662)
Total Property, Plant and Equipment	$329,149	$340,219

Depreciation expense for the three months ended June 30, 2013 and 2012 was $20,170 and $20,162, respectively

NOTE 3 – NOTES PAYABLE

Notes payable are comprised as follows:

	June 30, 2013	March 31, 2013
Senior secured note payable to a bank, secured by all assets of SMS Signature Cars, guaranteed by the U.S. Small Business Administration and personally guaranteed by the Company’s CEO, payable in monthly installments of $5,300, including interest at a rate of 6% per annum payable monthly, through November 19, 2019.	$567,102	$582,258
Subordinated secured bonds payable, interest at 6% per annum payable at various maturity dates, currently in default (1)	414,500	414,500

Subordinated secured note payable, interest at 10% per annum, payable December 16, 2010, currently in default (2)	85,403	105,312

Subordinated secured note payable, interest at 10% per annum payable March 31, 2009, in default as of March 31, 2013, paid in full	—	124,513

Subordinated secured note payable for legal services rendered, non interest bearing, payable on October 25, 2013 (3)	47,749	47,749
Unsecured notes payable, interest at 10% per annum payable on various dates from July 31 to March 31, 2010, currently in default	320,000	320,000
Total notes payable	$1,434,754	$1,594,332
Less: current portion of notes payable	(955,652)	(1,044,074)
Notes payable, net of current portion	$479,102	$550,258

1)	Bonds issued on December 1, 2008, 2009 and 2010, payable in full upon one year from issuance. The Bonds accrue interest at 6% per annum and are secured by the personal property of SMS Signature Cars. As of June 30, 2013 and March 31, 2013, respectively, the bonds were in default due to non-payment.
2)	Note payable issued on December 16, 2010 due in full on December 16, 2011. The note accrues interest at 10% per annum and was secured by three vehicles held in inventory by SMS Signature Cars. On June 7, 2013, the Company entered into a Settlement Agreement and Mutual General Release by cancelling this note and issuing a new unsecured 6% note payable for $104,314, payable $34,772 on or before June 18, 2013, $42,988 on or before July 17, 2013, and $42,988 on or before August 19, 2013. In addition to the note the Company agreed to complete and deliver the note holder’s car by July 17, 2013.
3)	Non-interest bearing note payable dated January 25, 2013 due in full on October 25, 2013 or earlier upon the occurrence of certain events that have not occurred. The note is secured by interest in certain intellectual property.

Total interest expense was $73,539 and $56,786 for the three month periods ended June 30, 2013 and 2012, respectively. As of June 30, 2013 and March 31, 2013, $264,568 and $318,836, respectively, of interest on notes payable remains unpaid.

 NOTE 4 – NOTES PAYABLE TO RELATED PARTIES

Notes payable to related parties are as follows:	June 30, 2013	March 31, 2013
Unsecured note payable to a shareholder, non interest bearing, due on April 1, 2014. (1)	$102,000	$100,500
Note payable to a shareholder, secured by S7 Supercar automobile, interest at 10% per annum payable quarterly, due and paid off on May 23, 2013.	—	200,000
Unsecured note payable to a shareholder, interest at 10% per annum payable at various maturity dates, currently in default. (2)	37,197	60,000
Total notes payable, related parties	$139,197	$360,500

(1)	As of March 31, 2013, the Company had a bond payable of $63,000 issued to a shareholder on December 1, 2008, 2009 and 2010, payable in full upon one year from issuance. The bond accrues interest at 6% per annum and is secured by the real and personal property of SMSs. The Company also had a $37,500 note payable to the same shareholder payable on various dates ranging from September 2008 to August 2010. The bond and the note were in default as of March 31, 2013. On May 21, 2013, the Company entered into a Settlement Agreement and Mutual General Release by cancelling the note and bond and agreeing to pay $135,000 on or before April 1, 2014, which represents principal plus interest to be accrued through April 1, 2014. The Company also issued 264 shares of Super Voting Preferred Stock valued at $12,500 in conjunction with this Agreement and accounted for this issuance of shares as interest expense.

(2)	Unsecured note payable to a related party issued on November 3, 2008 for original principal of $60,000 with interest bearing at 10% per annum and due in full on February 10, 2009. The note was in default at March 31, 2013. On May 22, 2013, the Company entered into a Settlement Agreement and Mutual General Release by agreeing to pay $35,000, of which $5,000 is due by June 3, 2014, $10,000 due by July 31, 2013, $10,000 due by October 31, 2013, and $10,000 by December 31, 2013. The Company also issued 739 shares of Super Voting Preferred Stock in conjunction with this Agreement valued at $35,000, of which $22,803 was applied toward the principal balance of the note and $12,197 was accounted for interest expense.

NOTE 5- SENIOR SECURED CONVERTIBLE NOTES PAYABLE

June 30, 2013
Senior secured convertible notes payable to private accredited investor group, convertible into 40,000,000 shares of common stock, interest accrued at 3% per annum, notes mature on June 25, 2017	$3,000,000
Less: discount on notes payable	(1,656,106)
Notes payable, net of discount	$1,343,894

On June 26, 2013, pursuant to a Securities Purchase Agreement, the Company issued senior secured convertible notes, having a total principal amount of $3,000,000, to 12 accredited investors. The Notes were issued in a private placement, exempt from the Securities Act registration requirements. The Notes will pay 3.0% interest per annum with a maturity of 4 years (June 25, 2017). No cash interest payments will be required, except that accrued and unconverted interest shall be due on the maturity date and on each conversion date with respect to the principal amount being converted, provided that such interest may be added to and included with the principal amount being converted.

Each Note is convertible at any time into common stock at a specified conversion price, which currently is $0.075 per share The Note conversion price is subject to specified adjustments for certain changes in the numbers of outstanding shares of the Company’s common stock, including conversions or exchanges of such. If the Company’s shares are issued, except in specified exempt issuances, including the conversion of the Super Voting Preferred Stock, for consideration which is less than the then existing Note conversion price, then such conversion price will be reduced by full ratchet anti-dilution adjustments that will reduce the conversion price to equal the price in the dilutive issuance, regardless of the size of the dilutive issuance.

Each of the agreements governing the notes includes an anti-dilution provision that allows for the automatic reset of the conversion or exercise price upon any future sale of common stock instruments at or below the current exercise price. The Company considered the current FASB guidance of “Determining Whether an Instrument Indexed to an Entity’s Own Stock” which indicates that any adjustment to the fixed amount (either conversion price or number of shares) of the instrument regardless of the probability or whether or not within the issuers’ control, means the instrument is not indexed to the issuers own stock. Accordingly, the Company determined that the conversion prices of the notes are not a fixed amount because they are subject to fluctuation based on the occurrence of future offerings or events. As a result, the Company determined that the conversion features are not considered indexed to the Company’s own stock and characterized the fair value of these conversion features as derivative liabilities upon issuance. The Company determined that upon issuance on June 26, 2013, the initial fair value of the embedded beneficial conversion feature of the notes to be $1,660,656. These amounts were determined by management with the use of an independent valuation specialist using a Monte Carlo simulation option pricing model. As such, the Company recorded a $1,660,656 valuation discount upon issuance for financial reporting purposes. As of June 30, 2013, the Company amortized $4,550 of the valuation discount, and the remaining unamortized valuation discount of $1,656,106 as of June 30, 2013, has been offset against the face amount of the notes for financial statement purposes. The remainder of the valuation discount will be amortized as interest expense over the four year term of the senior secured convertible notes payable.

NOTE 6 - DERIVATIVE LIABILITY

In June 2008, the FASB issued authoritative guidance on determining whether an instrument (or embedded feature) is indexed to an entity’s own stock.  Under the authoritative guidance, effective January 1, 2009, instruments which do not have fixed settlement provisions are deemed to be derivative instruments.  The conversion feature of the Company’s senior secured convertible notes (described in Note 5), do not have fixed settlement provisions because their conversion prices may be lowered if the Company issues securities at lower prices in the future.  The Company was required to include the reset provisions in order to protect the holders of the notes from the potential dilution associated with future financings. In accordance with the FASB authoritative guidance, the conversion feature of the notes was separated from the host contract (i.e., the notes) and recognized as a derivative instrument.  The conversion feature of the notes has been characterized as a derivative liability to be re-measured at the end of every reporting period with the change in value reported in the statement of operations.

As of June 30, 2013 and the date of issuance, June 26, 2013, the derivative liability was valued using a Monte Carlo option pricing model with the following assumptions:

	Date of Issuance	June 30, 2013
Conversion feature:
Risk-free interest rate	1.04%	1.04%
Expected volatility	73.3%	73.3%
Expected life (in years)	4.0 years	3.99 years
Expected dividend yield	0	0

Fair Value:
Conversion feature	$1,660,656	$1,750,421

The risk-free interest rate was based on rates established by the Federal Reserve Bank. The Company uses the volatility of five comparable guideline companies to estimate volatility for its common stock. The expected life of the conversion feature of the notes was based on the term of the notes. The expected dividend yield was based on the fact that the Company has not customarily paid dividends to its common stockholders in the past and does not expect to pay dividends to its common stockholders in the future.

As of June 30, 2013, the aggregate derivative liability of the conversion feature was $1,750,421.

NOTE 7 – RELATED PARTY TRANSACTIONS

During the three month periods ended June 30, 2013 and 2012, we incurred $60,000 and $60,000, respectively, in officers’ salary expense due our Director, Chairman and CEO, Mr. Steve Saleen. As of June 30, 2013 and March 31, 2013, the balances of $446,556 and $300,000, respectively, were payable to Mr. Saleen for his officers’ salary. Effective March 31, 2013, Mr. Saleen agreed to defer the $300,000 of unpaid salary for payment until April 1, 2014.

During the three month periods ended June 30, 2013 and 2012, we incurred $101,208 and $70,429, respectively, in CFO services and accounting fees expense with Miranda & Associates, a firm owned by our Director and CFO, Mr. Robert Miranda. As of June 30, 2013 and March 31, 2013, the balances of $118,430 and $167,222, respectively, were payable to Miranda & Associates for these services. Effective March 31, 2013, Miranda & Associates and Mr. Miranda agreed to defer the $167,322 of unpaid fees for payment until April 1, 2014. During the three months ended June 30, 2013, the Company and Miranda & Associates amended their payment deferral agreement and the Company commenced partial payment of the unpaid fees.

During the three months ended June 30, 2013 and 2012, we incurred $94,299 and $107,855, respectively, in General Counsel services and legal fees expense with Michaels Law Group, a firm owned by our Director and General Counsel, Mr. Jonathan Michaels. As of June 30, 2013 and March 31, 2013 the balances of $125,086 and $242,045, respectively, were payable to Michaels Law Group for these services. Effective March 31, 2013, Michaels Law Group and Mr. Michaels agreed to defer the $242,045 of unpaid fees for payment until April 1, 2014. During the three months ended June 30, 2013, the Company and Michaels Law Group amended their payment deferral agreement and the Company commenced partial payment of the unpaid fees.

During the three months ended June 30, 2013, we issued the equivalent of 5,277 shares of our Super Voting Preferred stock, to Robert J. Miranda and Jonathan Michaels (2,638.5 shares each). These shares were valued at $47.38 per share for a total value of $250,000. These shares were issued in consideration of Messrs. Miranda and Michaels service on the Company’s board of directors for the period April 1, 2013 through March 31, 2014. During the three month period ended June 30, 2013, we recorded $250,000 of these director’s fees as director’s fee expense.

The amounts of accounts payable to related parties as of June 30 , 2013 and March 31, 2013 are as follows:

Related Party	June 30, 2013	March 31, 2013
Steve Saleen	$446,556	$300,000
Miranda & Associates	118,430	167,222
Michaels Law Group	125,086	242,045
Totals	$690,072	$709,267

During the three month period ended June 30, 2012, we incurred $120,000 in consulting fees with a shareholder for marketing, business development, engineering, business management, and financial advisory services.

NOTE 8 – INCOME TAXES

As of June 30, 2013 and March 31, 2013, the combined companies had net operating loss carry forwards for income tax reporting purposes of approximately $10,815,000 and $8,290,000, respectively, that may be offset against future taxable income. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs or a change in the nature of the business. The utilization of the losses is also limited by the fact that the combined companies file on a separate basis and losses on one cannot offset profits on the other. Therefore, the amount available to offset future taxable income may be limited.

No tax benefit has been reported in the financial statements for the realization of loss carry forwards, as the Company believes based on the Company’s past operations that there is no evidence or assurance that the carry forwards will be utilized. Accordingly, the potential tax benefits of the loss carry forwards are offset by a valuation allowance of the same amount.

	June 30, 2013	March 31, 2013
Deferred income tax asset:
Net operating loss carry forward	$4,326,000	$3,316,000
Valuation allowance	(4,326,000)	(3,316,000)
Net deferred income tax asset	$—	$—

Reconciliation of the effective income tax rate to the U.S. statutory rate is as follows:

	June 30, 2013	March 31, 2013
Tax expense at the U.S. statutory income tax	(34.0)%	(34.0)%
State tax net of federal tax benefit	(5.8)%	(5.8)%
Increase in the valuation allowance	39.8%	39.8%
Effective tax rate	—%	—%

The Company is primarily subject to U.S. federal and state income tax. As a result of the implementation of certain provisions of ASC 740, Income Taxes, (formerly FIN 48, Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109), the Company performed an analysis of its tax liabilities and determined that there were no positions taken that it considered uncertain. Therefore, there were no unrecognized tax benefits as of June 30, 2013 and March 31, 2013, respectively.

Future changes in the unrecognized tax benefit are not expected to have an impact on the effective tax rate due to the existence of the valuation allowance. The Company estimates that the unrecognized tax benefit will not change within the next twelve months. The Company will continue to classify income tax penalties and interest, if any, as part of interest and other expenses in its statements of operations. The Company has incurred no interest or penalties as of March 31, 2013 and 2012.

NOTE 9 – SHAREHOLDERS’ EQUITY

The Company is authorized to issue 100,000,000 shares of common stock ($0.001 par value) and 1,000,000 shares of preferred stock ($0.001 par value), of which 896,000 shares are designated Super Voting Preferred Stock.

The rights of our Super Voting Preferred Stock are set forth in a Certificate of Designations which became effective on June 17, 2013. Pursuant to the provisions of the Certificate of Designations, each share of our Super Voting Preferred Stock is convertible into 125 shares of our common stock. The holders of shares of our Super Voting Preferred Stock are entitled to vote together with the holders of our common stock, as a single class, upon all matters submitted to holders of our common stock for a vote.  Each share of Super Voting Preferred Stock is entitled to a number of votes equal to the number of shares of common stock into which it is convertible at the record date.  In the event of any liquidation, dissolution or winding up of our company, the assets available for distribution to our stockholders will be distributed among the holders of our Super Voting Preferred Stock and the holders of our common stock, pro rata, on an as-converted-to-common-stock basis.  The holders of our Super Voting Preferred Stock are entitled to dividends in the event that we pay cash or other dividends in property to holders of outstanding shares of our common stock, which dividends would be made pro rata, on an as-converted-to-common-stock basis.

Under the terms of the Merger Agreement, all of the outstanding shares of capital stock held by Saleen Automotive’s former shareholders were exchanged for 554,057 shares of our Super Voting Preferred Stock, and under the terms of the Assignment and License Agreement, as amended, we issued to Saleen 341,943 shares of our Super Voting Preferred Stock. Each share of our Super Voting Preferred Stock is convertible into 125 shares of our common stock pursuant to the provisions of the Certificate of Designations. Accordingly, as a result of the Merger and the transactions effectuated pursuant to the Assignment and License Agreement, as amended, Saleen and the former shareholders of Saleen Automotive own approximately 112,000,000 shares of our common stock on an as-converted basis, and our pre-existing stockholders own 8,000,000 shares of our common stock.

During the three month period ended June 30, 2013, the Company issued the equivalent of 12,178 shares of its Super Voting Preferred Stock in exchange for the settlement of claims, conditions of employment, director’s fees, and payment of information technology services. These shares were valued at $47.38 per share for a total valuation of $576,981 based on management’s estimate of value of the shares issued.

As of June 30, 2013, we had 8,000,000 shares of common stock issued and outstanding and 896,000 shares of Super Voting Preferred Stock issued and outstanding. The Company had no warrants or options outstanding at June 30, 2013 or March 31, 2013, respectively.

NOTE 10 – COMMITMENTS AND CONTINGINCIES

Facilities Leases

The Company rents two buildings totaling approximately 76,000 square feet on triple net leases through January, 2018. The current rent is $20,336 per month. The current lease amendment provides for an annual escalation of 3% in the rent each February. Past rent will be made up with the payment of an additional $5,300 for 20 months starting in June, 2013.

The future minimum rental payments required under the non-cancelable operating leases described above as of June 30, 2013 are as follows:

Years ending March 31:	Lease Commitment
2014	$ 597,548
2015	615,154
2016	583,671
2017	599,689
2018	512,172

Employment Agreements

On August 1, 2011, Saleen Automotive entered into an Employment Agreement with Saleen under which he is currently compensated at the rate of $20,000 per month, which shall not be reduced. The Employment Agreement provides for increased compensation of $27,500 per month, $32,500 per month and $37,500 per month if Saleen Automotive is successful in raising a cumulative gross amount of $5 million, $7.5 million and $10 million in capital, respectively. The Employment Agreement also provides that Saleen Automotive will establish and maintain on or before September 30, 2012, a bonus program for Saleen that will compensate Saleen in amounts up to his annual bases salary, based on objective criteria. Saleen Automotive and Saleen are currently determining the parameters of that bonus plan. The Employment Agreement provides for Saleen’s service as Saleen Automotive’s Chief Executive Officer, and provides that Saleen Automotive is disallowed from changing the title of Saleen’s position or from diminishing his responsibilities of overseeing the operations of Saleen Automotive. The Employment Agreement has a term of eight years, and will automatically continue thereafter for successive 12 month periods unless and until either party gives the other party written notice of termination prior to the end of a term. In the event Saleen Automotive terminates the Employment Agreement without cause (as defined in the Employment Agreement), or otherwise materially breaches the Employment Agreement and such material breach remains uncured after 15 days’ written notice, Saleen will be entitled to a severance payment of 1.5 times his then-current annual salary plus $2 million, payable in cash or cash-equivalents within 30 days of the date of termination.

Litigation

The Company is involved in certain legal proceedings that arise from time to time in the ordinary course of its business. Except for income tax contingencies (commencing April  1, 2009), the Company records accruals for contingencies to the extent that the management concludes that the occurrence is probable and that the related amounts of loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred.

The Company is currently a party to the several legal proceedings related to claims for payment that are currently accrued for in the financial statements as accounts or notes payable. Other legal proceedings that are pending as of March 31, 2013 are described as follows:

SMS is a defendant in a case filed on November 28, 2011 in U.S. District Court in Massachusetts that alleges breach of contract related to a vehicle dispute. The case seeks $75,000 of damages, plus legal fees and costs of litigation. The Company believes that the case is without merit and the outcome is uncertain at the present time.

SMS is a defendant in a case filed on April 13, 2012, in California Superior Court, Riverside County, that claims breach of contract related to an engine installed by a third party vendor. The suit claims $200,000 in damages plus interest, legal fees and costs of litigation. The Company has filed a cross complaint against the third party vendor for breach of warranty, negligence, and indemnification. The Company believes that the case is without merit and the outcome is uncertain at the present time.

NOTE 11 – SUBSEQUENT EVENTS

On July 18, 2013, as a result of the amendment to the Certificate of Designations, the Company converted 696,000 shares of Super Voting Preferred Stock (approximately 77.68% of the outstanding shares of our Super Voting Preferred Stock) into 87,000,000 shares of the Company’s common stock. The Company may, in the future and as determined by its board of directors, increase its authorized shares of common stock or effectuate a reverse stock split that would trigger the automatic conversion of the remaining outstanding shares of the Company’s Super Voting Preferred Stock.

Secured Promissory Note from Related Party

On October 8, 2013, the Company entered into a Secured Promissory Note with W-Net Fund I, L.P. (“W-Net”) pursuant to which W-Net loaned an aggregate of $500,000 to the Company. The note bears interest at the rate of 8% per annum, which is payable along with all principal under the note on October 7, 2014, unless earlier repaid. The Company’s obligations under the note are secured by a second priority security interest in all of the Company’s assets, other than an S7 automobile in which W-Net has a first priority security interest. The Company’s failure to pay within five business days after the due date amounts payable under the note, the Company’s failure to observe any covenants under the note for a period of five days following notice thereof, or the Company’s undergoing a bankruptcy or insolvency proceeding constitutes an event of default. Upon the occurrence of a payment or covenant event of default, the note will bear interest at a rate of 13% per annum on all past due amounts and, at W-Net’s option, the entire unpaid principal amount of the note plus accrued and unpaid interest thereon shall become immediately due and payable. Upon the occurrence of an insolvency event of default, the note will bear interest at a rate of 13% per annum and the entire unpaid principal amount of the note plus accrued and unpaid interest thereon shall become immediately due and payable.

Common Stock Issued in a Private Placement

On October 8, 2013, the Company entered into a Subscription Agreement with each of Forglen LLC, William H. Bokovoy and Brian Christopher Ray Pierson (the “Subscribers”) pursuant to which the Subscribers purchased from the Company an aggregate of 1,333,332 shares of the Company’s common stock at a per share price of $0.15 for aggregate proceeds of $200,000.

In connection with the October Financing, we entered into a letter agreement dated September 27, 2013 with Ascendiant Capital Markets, LLC, a registered broker-dealer (“Ascendiant”), pursuant to which we agreed to pay Ascendiant, upon consummation of a financing transaction with parties introduced by Ascendiant during the term and for 12 months following the termination of the letter agreement, 9% of the gross proceeds raised in such transaction from parties introduced by Ascendiant, and to issue to Ascendiant a warrant to purchase shares of our common stock equal to 9% of the equity sold in such transaction. We also agreed to pay Ascendiant, upon consummation of a financing transaction with parties not introduced by Ascendiant during the term of the letter agreement, 3% of the gross proceeds raised in such transaction from parties not introduced by Ascendiant, and to issue to Ascendiant a warrant to purchase shares of our common stock equal to 3% of the equity sold in such transaction. In connection with the October Financing, we paid Ascendiant $6,000 and issued a warrant to purchase 40,000 shares of our common stock, having an exercise price of $0.15 per share and a term of 3 years. The letter agreement has a term of one year, subject to termination upon 10 days notice. Any compensation and reimbursements due to Ascendiant upon termination of the letter agreement survive termination of the letter agreement.